MANUALLY SIGNED

Date of this Preliminary Offering Circular: October 8, 2013

24-10358

Received SEC

OCT - 9 2013

Washington, DC 20549



13003412

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

GREEN POLKADOT BOX INCORPORATED
(Exact name of issuer as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647
801-478-2500
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Christopher A. Wilson
Wilson & Oskam, LLP
9110 Irvine Center Drive
Irvine, CA 92618
949-752-1100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

5400	52-2325923
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Date of this Preliminary Offering Circular: October 8, 2013

PART I - NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors:

Rod A. Smith, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

Andrew Smith, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

William Roberts, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

(b) the issuer's officers:

Rod A. Smith, President and CEO, Treasurer and CFO
1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

Andrew Smith, Secretary
1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

(c) the issuer's general partners: N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

Rod A. Smith, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

Gary and Helen Smith, 5500 W. Sand Ridge Drive, St. George, UT 84737

Daniel and Jill Fugal, 1216 North 600 West, Pleasant Grove, UT 84062

Russ Karlen, 2251 North Rampart, #353, Las Vegas, NV 89128

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Rod A. Smith, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

Gary and Helen Smith, 5500 W. Sand Ridge Drive, St. George, UT 84737

Daniel and Jill Fugal, 1216 North 600 West, Pleasant Grove, UT 84062

Russ Karlen, 2251 North Rampart, #353, Las Vegas, NV 89128

William Roberts, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

Robert William Corl III, 640 Manhattan Rd., S.E., Grand Rapids, MI 49506

(f) promoters of the issuer:

Rod A. Smith, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

(g) affiliates of the issuer:

Rod A. Smith, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

(h) counsel to the issuer with respect to the proposed offering:

Christopher A. Wilson, Esq.
Wilson & Oskam, LLP
9110 Irvine Center Drive, Irvine, CA 92614

(i) each underwriter with respect to the proposed offering: None

(j) the underwriter's directors: None

(k) the underwriter's officers: None

(l) the underwriter's general partners: None

(m) counsel to the underwriter: None

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

None of the persons identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

None of the persons identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

All 50 states, subject to approval from each state.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(a)(i) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: Convertible Promissory Note dated May 25, 2012 in the principal amount of $300,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "May 2012 Note"). As additional consideration for the loan, the Company issued a five-year Common Stock Purchase Warrant enabling the lender to purchase 111,111 shares of Common Stock at a price of $4.05 per share, vested immediately (the "May 2012 Warrant"). The May 2012 Note matured on November 24, 2012. On November 24, 2012, the Company and the lender entered into a Promissory Note Conversion Agreement (the "Conversion Agreement"), pursuant to which the lender agreed to convert the May 2012 Note and all accrued interest thereon into 117,778 shares of Common Stock of the Company (the "Conversion Shares").

(3) The Company received the $300,000 principal amount of the May 2012 Note. The basis for determining the interest rate, the conversion rate on the Conversion Shares, and the exercise price of the May 2012 Warrants was negotiations with the lender.

(4) The May 2012 Note, the May 2012 Warrants, and the Conversion Shares were issued to Robert William Corl III, 640 Manhattan Rd., S.E., Grand Rapids, MI 49506.

(a)(ii) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: Convertible Secured Promissory Note dated October 16, 2012 in the principal amount of $500,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "October 2012 Note"). The October 2012 Note matures on October 16, 2015. As additional consideration for the loan, the Company issued a three-year Common Stock Purchase Warrant enabling the lender to purchase 500,000 shares of Common Stock at a price of $3.00 per share, vested immediately, and an additional five-year Common Stock Purchase Warrant to purchase 150,000 shares of Common Stock at a price of $3.00, vesting at the rate of 50,000 warrants per year on the first, second, and third anniversary of the October 2012 Convertible Note (the "October 2012 Warrants").

(3) The Company received the $500,000 principal amount of the October 2012 Note. The basis for determining the interest rate, the conversion rate, and the exercise price of the October 2012 Warrants was negotiations with the lender.

(4) The October 2012 Note and the October 2012 Warrants were issued to William Roberts, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647.

(a)(iii) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: Convertible Promissory Note dated November 29, 2012 in the principal amount of $300,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "November 2012 Note"). As additional consideration for the loan, the Company issued a five-year Common Stock Purchase Warrant enabling the lender to purchase 111,111 shares of Common Stock at a price of $4.05 per share, vested immediately (the "November 2012 Warrant"). The November 2012 Note matured on June 30, 2013. On July 18, 2013, the lender agreed to extend the maturity date of the November 2012 Note and lend the

Company an additional $300,000 in accordance with the terms of an Amended and Restated Convertible Promissory Note dated July 18, 2013 (the "July 2013 Note") in the total principal amount of $600,000 (including the $300,000 principal amount advanced pursuant to the terms of the November 30, 2012 Note, which was extinguished, and an additional $300,000 advance on July 18, 2013), with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share. As additional consideration for the new loan and the extension of the maturity date on November 2012 Note, the Company issued a five-year Common Stock Purchase Warrant enabling the lender to purchase 111,111 shares of Common Stock at a price of $4.05 per share, vested immediately (the "July 2013 Warrant")

(3) The Company received the $300,000 principal amount of the November 2012 Note and the additional $300,000 principal amount of the July 2013 Note. The basis for determining the interest rate, the conversion rate, and the exercise price of the November 2012 Warrants and the July 2013 Warrants was negotiations with the lender.

(4) The November 2012 Note, the November 2012 Warrants, the July 2013 Note, and the July 2013 Warrants were issued to Robert William Corl III, 640 Manhattan Rd., S.E., Grand Rapids, MI 49506.

(a)(iv) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: Convertible Secured Promissory Note dated February 21, 2013 in the principal amount of $300,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "February 2013 Note"). The February 2013 Note matures on February 21, 2016. As additional consideration for the loan, the Company issued a three-year Common Stock Purchase Warrant enabling the lender to purchase 300,000 shares of Common Stock at a price of $3.00 per share, vested immediately (the "February 2013 Warrants").

(3) The Company received the $300,000 principal amount of the February 2013 Note. The basis for determining the interest rate, the conversion rate, and the exercise price of the February 2013 Warrants was negotiations with the lender.

(4) The February 2013 Note and the February 2013 Warrants were issued to William Roberts, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647.

(a)(v) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: 46,668 shares of Common Stock, par value $.001 per share (the "March 2013 Shares").

(3) The Company received $140,000 for the March 2013 Shares ($3.00 per share). The basis for determining the price of the March 2013 Shares was negotiations with the buyers.

(4) The March 2013 Shares were issued to the following persons:

June Braunlich
Nancy and/or Victor Keller
Allan Siegel
Robert Vinciguerra

(a)(vi) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: On March 26, 2013, the Company began issuing 90-day convertible promissory notes (the "90-Day Notes"). A total of $50,000 in principal amount of 90-Day Notes was issued in the quarter ended March 31, 2013, an additional $1,222,438 in principal amount of 90-Day Notes was issued in the quarter ended June 30, 2013, and an additional

$749,932 in principal amount of 90-Day Notes was issued subsequent to June 30, 2013. The 90-Day Notes bear interest at the rate of 8% per annum, with principal and interest convertible into shares of Common Stock at the rate of $2.70 per share

(3) As of September 20, 2013, the Company had received $2,022,370 in principal amount for the 90-Day Notes. The basis for determining the interest rate and the conversion rate was determined by the Company's Board of Directors.

(4) The 90-Day Notes were issued to the following persons:

Betty Alexkais
Suzanne P. Altenburg
Valerie Bielmeier
Cynthia Bouie
Lorraine Boyden and John Licholat
William and Therese Cargill
Marilyn Chin
Thomas Collins
E.J. and Michelle Corry
Beth Denton and Diane Woolford
James Dickie
Sarah DiPaolo
Debra and Larry Dolecheck
Charmalee Fisher
Mitchell A. Fleischer
Jeffrey P. Forte
Leo and Maria Franzese
Luis Frausto
Dave Galt
Gingle, LLC
Joseph A. Glussich
Elliott Haines III
Susan Hay
Hieu Hguyen
Berkley and Diane Hoffer
Jeffrey and Sabra Ingeman
Mark A. Johnson
Michael Keller
Roger Kendall
KER Investments LLC
Jeff and Christina Kotulski
Jeffrey G. Lowe
John A. Michaliski
John and Grace Mistretta
Jean Paterson
Christopher M. Peterson
James Pirisino
Professional Management, Ltd.
Timothy and Tonya Ratcliff
Joel E. Risner
Angela Rodgers
Lisa Samaan
Wenona Scott
Constance L. Self
Stuart W. Smith
Thomas and Susan Smith
Mark Torre

Ron and Debra Tracy
Scott Troxell
Nicholas Vessio
Kirk W. and Debra White
Stephen Youngquist

(a)(vii) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: Convertible Secured Promissory Note dated April 5, 2013 in the principal amount of $50,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "April 2013 Note"). The April 2013 Note matures on April 21, 2016. As additional consideration for the loan, the Company issued a three-year Common Stock Purchase Warrant enabling the lender to purchase 50,000 shares of Common Stock at a price of $3.00 per share, vested immediately (the "April 2013 Warrants").

(3) The Company received the $50,000 principal amount of the April 2013 Note. The basis for determining the interest rate, the conversion rate, and the exercise price of the April 2013 Warrants was negotiations with the lender.

(4) The April 2013 Note and the April 2013 Warrants were issued to William Roberts, 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647.

(a)(viii) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: 15,000 shares of Preferred A Stock were subscribed for on August 14, 2013 (the "Preferred Shares") at a price of $6.00 per Preferred Share for a total of $90,000. The Preferred Shares bear a cumulative dividend of 8% per annum and participate on a pro rata basis in a share of 1% of the gross revenues of the Company, based on a total of 3,500,000 Preferred Shares. The Preferred Shares are convertible into shares of Common Stock at the option of the holder at the rate of two shares of Common Stock for each Preferred Share plus additional shares equal to the quotient of the total amount of any unpaid dividends divided by $3.00. The Preferred Shares have voting rights equal to the Common Stock on an as-converted basis, have a liquidation preference equal to the original purchase price of the Preferred Shares plus accrued but unpaid dividends, and are redeemable by the Company at any time, subject to the conversion rights of the holders.

(3) The Company received $90,000. The basis for determining the price and terms was negotiations with the buyer.

(4) The Preferred Shares are issuable to David and Kathy Looper, 153 Park Place Circle, Cresson, TX 76035.

(a)(ix) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: 185,185 shares of Common Stock, par value $.001 per share, were subscribed for on September 20, 2013 (the "September 2013 Shares") at a price of $2.70 per Common Share for a total of $500,000 to Robert William Corl III. As additional consideration for the September 2013 Shares, the Company issued a ten-year Common Stock Purchase Warrant, expiring on September 30, 2023, enabling the buyer to purchase 925,925 shares of Common Stock at a price of $3.00 per share, vested immediately (the "September 2013 Warrant"), and 555,555 Common Stock Purchase Warrants previously issued to Mr. Corl were canceled.

(3) The Company received $500,000. The basis for determining the purchase price for the September 2013 Shares and the terms of the September 2013 Warrants was negotiations with the lender.

(4) The September 2013 Shares and the September 2013 Warrants were issued to Robert William Corl

III, 640 Manhattan Rd., S.E., Grand Rapids, MI 49506.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

See Items 5(a)(ii), 5(a)(iv), and 5(a)(vii) above for the information relating to the issuance of securities to William Roberts, who became a member of the Board of Directors of the Company on October 22, 2012.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

For each of the above-described offerings the Company relied upon the exemption from securities registration afforded by Rule 506 of Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act") and/or Section 4(2) of the Securities Act. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, many of whom were accredited investors, and transfer was restricted by the Company in accordance with the requirements of the Securities Act.

ITEM 6. Other Present or Proposed Offerings

State whether the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is currently offering up to 3,500,000 shares of Preferred A Stock, of which 15,000 shares have been sold, at a price of $6.00 per Preferred Share for a total of $90,000. The Preferred Shares bear a cumulative dividend of 8% per annum and participate on a pro rata basis in a share of 1% of the gross revenues of the Company, based on a total of 3,500,000 Preferred Shares. The Preferred Shares are convertible into shares of Common Stock at the option of the holder at the rate of two shares of Common Stock for each Preferred Share plus additional shares equal to the quotient of the total amount of any unpaid dividends divided by $3.00. The Preferred Shares have voting rights equal to the Common Stock on an as-converted basis, have a liquidation preference equal to the original purchase price of the Preferred Shares plus accrued but unpaid dividends, and are redeemable by the Company at any time, subject to the conversion rights of the holders.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Date of this Preliminary Offering Circular: October 8, 2013

PART II —OFFERING CIRCULAR

COVER PAGE

GREEN POLKADOT BOX INCORPORATED
(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock, par value $.001

Maximum number of securities offered: 1,851,851 Shares of Common Stock

Minimum number of securities offered: 1,000 Shares of Common Stock

Price per security: $2.70 per share

Total proceeds: If maximum sold: $4,999,997.70 If minimum sold: $2,700

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [x] No

If yes, what is the price to the public? Not applicable

Is there a finder's fee or similar payment to any person? [ ] Yes [x] No

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [x] No

Is transfer of the securities restricted? [ ] Yes [x] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[x] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify)
(Check at least one, as appropriate)

Date of this Preliminary Offering Circular: October 8, 2013

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
________	________	________
________	________	________
________	________	________

(None as of October 8,2013)

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 70 pages.

Date of this Preliminary Offering Circular: October 8, 2013

THE COMPANY

1. Exact corporate name: Green PolkaDot Box Incorporated

   State and date of incorporation: Nevada; April 25, 2001

   Street address of principal office: 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647

   Company telephone number: (801) 478-2500

   Fiscal year: December 31st

   Person(s) to contact at Company with respect to offering: Rod A. Smith, President

RISK FACTORS

2. List in the order of importance the factors which the Company

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

1. Our consolidated financial statements are presented on a going concern basis because there is substantial doubt about our ability to continue as a going concern.

As shown in Note 1 of our financial statements for the years ended December 31, 2012 and 2011, beginning on Page __, we have incurred recurring losses from operations for the years ended December 31, 2012 and December 31, 2011 of $6,660,976 and $2,280,196, respectively, and recurring losses from operations for the six months ended June 30, 2013 and June 30, 2012 of $4,589,576 and $3,982,322, respectively. We have accumulated losses of $16,053,933 as of June 30, 2013.

During the six months ended June 30, 2013, the Company raised $1,622,438 through the issuance of convertible notes and $90,000 through the sale of Common Stock

The lack of profitable operations and the need to continue to raise funds create substantial doubt about our ability to continue as a going concern and our financial statements have been prepared on a going concern basis. In addition, the current economic environment, which is characterized by tight credit markets, investor uncertainty about how to invest funds safely and low investor confidence, has introduced additional risk and difficulty to our challenge to secure needed additional working capital.

Management has been closely monitoring its fixed and variable costs and intends to restrict such costs to those expenses that are necessary to complete activities related to preparing for commencement of the production phase of our Living Produce operations in Spring City Utah, identifying additional sources of capital for our Living Produce operations and for general and administrative costs in support of such activities.

We continue to actively seek new sources of capital. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

2. We have a limited operating history and are subject to the risks encountered by early-stage companies.

We launched our online website ordering in December 2011. Because we have a limited operating history, our operating prospects should be considered in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. For GPDB, these risks include:

- risks that we may not have sufficient capital to achieve our growth strategy;
- risks that we may not develop our product and service offerings in a manner that enables us to be profitable and meet our customers' requirements;
- risks that our growth strategy may not be successful; and
- risks that fluctuations in our operating results will be significant relative to our revenues.

These risks are described in more detail below. Our future growth will depend substantially on our ability to address these and the other risks described in this Acknowledgement of Risk Factors (this "Acknowledgement"). If we do not successfully address these risks, our business would be significantly harmed.

3. ***We have a history of losses and can provide no assurance of our future operating results.***

We have experienced net losses and negative cash flows from our operating activities since inception, and we expect such losses and negative cash flows to continue in the foreseeable future. For the year ended December 31, 2012, we experienced a net loss from operations of $(4,252,060) compared to a net loss from operations of $(2,233,089) for the year ended December 31, 2011. For the quarter ended March 31, 2013, we experienced a net loss from operations of $(612,654) compared to a net loss from operations of $(1,021,298) for the quarter ended March 31, 2012. For the year ended December 31, 2012, our net cash flow used in operating activities was $(2,658,590) and for the quarter ended March 31, 2013, our net cash flow used in operating activities was $(572,382).

We may never achieve profitability and our management expects to make significant future expenditures related to the development and expansion of our business. We also expect an increase in general and administrative expenses due to anticipated growth and expansion. There can be no assurance that we will be profitable in the future. If we are not profitable and cannot obtain sufficient capital, we may have to cease our operations, and we may not be profitable in the future.

4. ***We may need significant additional capital, which we may be unable to obtain.***

We may need to obtain additional financing over time to fund operations. Management cannot predict the extent to which we will require additional financing, and can provide no assurance that additional financing will be available on favorable terms or at all times. The rights of the holders of any debt or equity that may be issued in the future could be senior to the rights of shareholders, and any future issuance of equity could result in the dilution of shareholders' proportionate equity interests in the Company. Failure to obtain financing or obtaining of financing on unattractive terms could have a material adverse effect on our business, prospects, results of operation and financial condition.

5. ***We are dependent on the continued services and performance of our senior management, the loss of any of whom could adversely affect its business, operating results and financial condition.***

Our future performance depends on the continued services and continuing contributions of our senior management to execute its business plan, and to identify and pursue new opportunities and product innovations. The loss of services of senior management, particularly Rod A. Smith, our founder and Chief Executive Officer, could significantly delay or prevent the achievement of our strategic objectives. The loss of the services of senior management for any reason could adversely affect our business, prospects, financial condition and results of operations.

6. ***Our operations are sensitive to economic downturns.***

The organic and natural products market is sensitive to national and regional economic conditions and the demand for the products that we distribute may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer-purchasing habits.

7. ***Our business is a low margin business and our profit margins may decrease due to consolidation in the grocery industry.***

The organic and natural foods products are generally characterized by relatively high volume of sales with relatively low profit margins. The continuing consolidation of retailers in the natural products industry and the growth of supernatural chains may reduce potential profit margins in the future as more customers qualify for greater volume discounts, and we experience pricing pressures from suppliers and retailers. To compensate for these lower gross margins, we must reduce expenses we incurs to service our customers. If we are unable to reduce our expenses our business, prospects, financial condition or results of operations could be adversely impacted.

8. Our business may be sensitive to inflationary and deflationary pressures.

Many of our sales are at prices that are based on our product cost plus a percentage markup. As a result, volatile food costs have a direct impact upon profitability. Prolonged periods of product cost inflation may have a negative impact on our profit margins and results of operations to the extent that we are unable to pass on all or a portion of such product cost increases to our customers. In addition, product cost inflation may negatively impact the consumer discretionary spending trends, which could adversely affect our sales. Conversely, because many of our sales are at prices that are based upon product cost plus a percentage markup, our profit levels may be negatively impacted during periods of product cost deflation even though our gross profit as a percentage of net sales may remain relatively constant. To compensate for lower gross margins, we, in turn, must reduce expenses that we incur to service our customers.

9. We have significant competition from a variety of sources.

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. Our competition comes from a variety of sources, including other distributors of organic and natural products as well as specialty grocery and mass-market grocery distributors and retailers. These competitors may have been in business longer than we have, may have substantially greater financial and other resources than we have and may be better established in their markets. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry trends or changing market requirements. It is also possible that alliances among competitors may develop and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

10. We rely on third-party carriers as part of our inventory fulfillment and order delivery processing, and these third parties may fail to meet shipping schedules or requirements which could limit our ability to distribute our products, which could reduce our sales and our margins.

We cannot control all of the factors that might affect our timely and cost-effective procurement of products from our suppliers and delivery of our products to our customers. We rely on third-party carriers both for the delivery of inventory and for the shipment of our products to our customers. Consequently, we are subject to risks of these carriers, including increased fuel costs, security concerns, labor disputes, union organizing activity and inclement weather. Any disruption in the ability of these carriers to timely deliver inventory to us and products to our customers could damage our reputation and brand and result in customer dissatisfaction. This could, in turn, materially and adversely affect our business, prospects, financial condition and results of operations.

11. Disruption of our distribution network could adversely affect our business.

Damage or disruption to our distribution capabilities due to weather, natural disaster, fire, terrorism, pandemic, strikes, the financial and/or operational instability of key suppliers, or other reasons could impair our ability to distribute our products. To the extent that we are unable, or it is not financially feasible, to mitigate the likelihood or potential impact of such events, or to manage effectively such events if they occur, there could be an adverse effect on our business, prospects financial condition or results of operations.

12. Actual or perceived food safety concerns may adversely affect sales.

There is increasing governmental scrutiny of and public awareness regarding food safety. The real or perceived sale of contaminated food products by us could result in government enforcement action, private litigation, product

recalls and other liabilities, the settlement or outcome of which might have a material adverse effect on our operating results.

13. Unfavorable changes in governmental regulation could harm our business.

We are subject to various federal, state and local laws, regulations and administrative practices affecting our business, and we must comply with provisions regulating health and sanitation standards, food labeling, equal employment, minimum wages, and licensing for the sale of organic food and other organic products. Changes in existing laws or implementation of new laws, regulations and practices could have a significant impact on its business.

The USDA's Organic Rule facilitates interstate commerce and the marketing of organically produced food, and provides assurance to customers that such products meet consistent, uniform standards. Compliance with this rule could pose a significant burden on some of our suppliers, which may cause a disruption in some of our product offerings.

As the role and importance of online commerce has grown in the U.S., there have been continuing efforts to increase the legal and regulatory obligations and restrictions on companies conducting commerce through the Internet, primarily in the areas of taxation, consumer privacy, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services, which could increase the cost of conducting business over the Internet. In addition, consumer unwillingness or inability to use the Internet to conduct business, due to adverse regulation, security concerns, service interruptions or otherwise, could materially reduce our growth. Governmental laws and regulations, service interruptions or adverse attitudes about online commerce could increase the costs and liabilities associated with our online commerce activities, increase the price of our product to consumers, or reduce traffic to our website. Unfavorable resolution of these issues could have a material adverse effect on our business, prospects, financial condition or results of operations.

We cannot predict the nature of future laws, regulations, interpretations or applications, or determine what effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes would have on our business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have an adverse effect on our operating results.

14. In the future, we are expected to depend primarily upon search engines and other online sources to increase traffic to our website, and need to convert this traffic into customers in a cost-effective manner; our failure to do so could reduce sales.

In the future, our success is expected to depend on our ability to attract visitors to our website and convert them into customers in a cost-effective manner. We plan to utilize search engines and other online sources as a means to direct traffic to our website. Our website is expected in the future to be included in search results as a result of both paid search listings, where we may purchase specific search terms that result in the inclusion of our website in the search result, and algorithmic searches that depend upon the searchable content in our website. Search engines and other online sources revise their algorithms from time to time in an attempt to optimize their search results.

If one or more of the search engines or other online sources which we may use to direct traffic to our website were to modify its general methodology for how it displays its website, fewer visitors may visit our website, which could have a material adverse effect on our business and results of operations. Further, if any free search engine which we use to direct traffic to our website begins charging fees for listing or placement, or if one or more of the search engines or other online sources on which we may rely for purchased listings, modifies or terminates its relationship with us, the traffic to our website could decrease and our expenses could increase which could have a material adverse effect on our business, prospects, financial condition or results of operations.

15. Taxation risks could subject us to liability for past sales, increase costs and cause our future sales to decrease.

We do not collect sales or other taxes on shipments of most of our products into most states in the U.S. Currently, U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering

initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on Internet sales. If any of these initiatives were successful, we could be required to collect sales and use taxes in additional states. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us, reduce our competitive advantage over traditional retailers and decrease future sales. One or more states may seek to impose sales or other tax collection obligations on out-of-jurisdiction eCommerce companies. Effective June 2008, New York imposed such a sales tax obligation requirement on online retailers that use New York residents to directly or indirectly refer potential customers, via a link on an Internet website or otherwise, to the online retailer. A successful assertion by one or more states or foreign countries that we should collect sales or other taxes on the sale of products or services could result in substantial tax liabilities for past sales, decrease our ability to compete with traditional retailers and otherwise harm our business, prospects, financial condition or results of operations.

16. Product liability claims could have an adverse effect on GPDB's business.

We face an inherent risk of exposure to product liability claims if the products we sell cause injury or illness. We may be subject to liability, which could be substantial, because of actual or alleged contamination in products we sell. We have liability insurance with respect to product liability claims. This insurance may not continue to be available at a reasonable cost or at all, and may not be adequate to cover product liability claims against us. If we or any of our suppliers do not have adequate insurance or contractual indemnification available, product liability claims and costs associated with product recalls, including a loss of business, could have a material adverse effect on our business, prospects, financial condition or results of operations.

17. We rely on the availability of third-party licenses for our management information systems.

Many of our management information systems, including those used to manage our inventory and shipments to customers, include software or other intellectual property licensed from third parties. It may be necessary in the future to renew licenses relating to various aspects of these products or to seek new licenses for existing or new products. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in difficulties in managing our inventory and shipping until equivalent technology can be identified, licensed or developed, if at all, and integrated into our management information systems and may have a material adverse effect on our business, prospects, results of operation, and financial condition.

18. If we are unable to effectively manage our growth plan, we could be unable to implement our business strategy.

Our growth plan requires significant management time and operational and financial resources. There is no assurance that we have the operational and financial resources to manage our growth. In addition, rapid growth in our headcount and operations may place a significant strain on management and administrative, operational and financial infrastructure. Failure to adequately manage growth could have a material adverse effect on our business, prospects, financial condition or results of operations.

19. Our management has significant voting power that limits the influence of other stockholders.

Our officers and directors control, either directly or indirectly, a substantial portion of our voting securities. Therefore, our management may significantly affect the outcome of all corporate actions and decisions for an indefinite period of time including election of directors, amendment of charter documents and approval of mergers and other significant corporate transactions.

20. The Company does not file periodic reports with the Securities and Exchange Commission, so investors do not have access to the kinds of reports required of reporting companies under the Securities Exchange Act of 1934.

The Company does not file reports under the Securities Exchange Act of 1934, as amended, having terminated our filing obligation on August 3, 2012. Consequently, potential investors do not have access to the period disclosure of the information required to be reporting under federal securities laws.

21. There is no active, liquid trading market for the Company's Common Stock.

Our Common Stock trades on the OTC Pink market, an open marketplace that has no financial standards or reporting requirements. The stock of companies in the OTC Pink tier are not required to be registered with the Securities

and Exchange Commission. Companies in this category are further categorized by the level and timeliness of information they provide to investors and may have current, limited or no public disclosure. There is no regular active trading market in the Company's Common Stock, and we cannot give an assurance that an active trading market will develop. If an active market for the Company's Common Stock develops, there is a significant risk that the Company's stock price may fluctuate dramatically in the future in response to any of the following factors, some of which are beyond our control:

- variations in our quarterly operating results;
- announcements that our revenue or income are below analysts' expectations;
- general economic slowdowns;
- sales of large blocks of the Company's Common Stock'
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and
- fluctuations in stock market prices and volumes, which are particularly common among highly volatile securities of early stage technology companies.

22. Our Common Stock is currently deemed a "penny stock," which makes it more difficult for our investors to sell their shares.

Our Common Stock is subject to the "penny stock" rules adopted under Section 15(g) of the Exchange Act. The penny stock rules generally apply to companies whose common stock is not listed on The Nasdaq Stock Market or other national securities exchange and trades at less than $1.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. If our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

23. As an issuer of "penny stock," the protection provided by the federal securities laws relating to forward-looking statements does not apply to the Company.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files the periodic reports required under the federal securities laws, this safe harbor is not available to issuers of penny stocks. Furthermore, GPDB is no longer a reporting company. As a result, the Company will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by the Company contained a material misstatement of fact or was misleading in any material respect because of the Company's failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

24. The Company has not paid dividends in the past and does not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of the Company's Common Stock.

No cash dividends have been paid on the Company's Common Stock. We expect that any income received from operations will be devoted to our future operations and growth. The Company does not expect to pay cash dividends in the near future. Payment of dividends would depend upon our profitability at the time, cash available for those dividends, and other factors as the Company's board of directors may consider relevant. If the Company does not pay dividends, the Company's Common Stock may be less valuable because a return on an investor's investment will only occur if the Company's stock price appreciates.

Note: **In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.**

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Business Summary

Based on its survey of the industry, management of the Company believes that it is the first online membership club for the purchase of non-GMO (Genetically Modified Organisms) natural and organic foods in the United States. It operates a website at www.greenpolkaddotbox.com which was launched in December 2011 and through which is offered a wide array of healthy, natural, organic and specialty foods, and other products at low membership prices.

Our mission is to provide a complete selection of nutrient-dense clean food and products to our members at the lowest possible price and to educate our members about the links between a nutrition-poor diet and chronic disease.

We buy the majority of our merchandise directly from manufacturers, producers, and farmers and route it to our warehouses with the aim of maximizing handling efficiencies and eliminating many of the costs associated with traditional multiple-step distribution channels. Such traditional steps include purchasing from distributors as opposed to manufacturers and the use of central receiving, storing, and distributing warehouses.

"Buying Collective"

Our business model is based on creating a powerful buying collective. A "buying collective" is a group of consumers with similar purchasing needs and requirements that uses the leverage of its group size to influence the quality and pricing of the products it seeks to purchase. We, representing our "buying collective" members, carefully select vendors of a wide variety of packaged foods and products, and establish extensive relationships with those vendors with the goal of providing access to quality and trusted brands at bargain prices.

Health-Conscious Products

We are dedicated to offering products to our members that are clean and safe. We not only use our collective bargaining power to be selective in the products we offer but use such influence to insist to our vendors that we are purchasing "clean food." "Clean food" means certified organic foods of all varieties that are third party-verified to be free of genetically modified organisms ("GMO"). We aim to protect our consumers by insisting that food production is designed to exclude derivatives from GMO food crops and from dairy products injected with genetically modified growth hormone. In addition, we seek to exclude meat from animals fed from GMO feed. Our "buying collective" will only partner with vendors who provide certified organic animal proteins or 100% wild caught or grass fed animals.

We endeavor, when possible, to work exclusively with manufacturers and growers that produce certified organic foods. Our objective pertaining to clean organic food is not only intended to protect consumers but to provide a large customer base and reward those providers that offer "clean food." By incentivizing providers to produce "clean food," we support and protect the labor and economic investment of providers who produce "organic" and "clean food."

Membership

Our commitment to providing "clean food" to our members is a quality that is intended to captures the purchasing loyalty of health-minded consumers across the country. As of March 31, 2013, GPDB has over 20,000 members, of which approximately 11,000 have placed at least one order. Our membership continues to grow through our marketing efforts and member referral programs. In order to create awareness of our operations, we have partnered with numerous national organizations whose members in aggregate represent large numbers of health-conscious people that would benefit from joining our buying collective. In addition, we offer an incentive program that rewards current member for referring new members to the buying collective. Our rewards program, called "PolkaDot Rewards," enables members to earn points on purchases of members they refer, which points can be used to reduce or even eliminate the cost of products they purchase.

Currently, we offer two levels of membership. The "Club Membership" is the lowest cost membership which allows members access to shop our products and use the tools provided on our website, including "LEARN Center," which provides educational materials on principles and practices that help promote wellness. The "Rewards Membership" also provides a low annual-fee membership with the added benefit of purchase discounts and rewards incentives for referring new members.

"Living Produce"

In addition to our extensive packaged food product offerings, on April 22, 2013, we entered into a consulting agreement with Future Growing LLC to develop one of America's first large-scale "living produce" farms using vertical towers and aeroponic growing technologies. Our intention is to expanded the benefits of the buying collective by offering the "Living Produce" program to our members, giving them the ability to purchase fresh produce—that is superior to organically grown produce--at wholesale prices. To this end, we are developing a Living Produce growing center in Spring City, Utah. Similar to the packaged food business segment, we intend to use the leverage of our buying collective to provide high quality Living Produce at a discounted price. In anticipation of the "Living Produce" launch, we have developed an innovative system for shipping packaged goods and fresh-harvested, Living Produce in a specially packed refrigerated box. Although the Company is still in the planning stages for the Living Produce facilities, we entered into an additional agreement with Future Growing LLC on August 28, 2013 pursuant to which Future Growing has agreed to provide the components for Future Growing LLC's "Tower Garden" growing technology and infrastructure for our Living Produce facility.

This facility, once constructed and operating, will allow the Company to grow approximately 60,000 plants per month of various popular varieties, including leafy green vegetables, tomatoes and numerous others that are commonly used by our customers. The first phase of this development will serve approximately 1,600 Utah members, with estimated profits derived from this operation projected to be $60,000 per month.

On August 12, 2013, the Company entered into a 10-year Growing, Supply, Packing, Sales, and Purchase Agreement with Fresh Organics LLC pursuant to which the Company has agreed to supply and Fresh Organics LLC has agreed to purchase a variety of vegetables, fruits, and berries for worldwide distribution by Fresh Organics LLC.

On October 2, 2013, the Company purchased 40 acres of land near Spring City, Utah upon which the Company will construct its Living Produce facility.

The Company's management projects that it will be able to commence the construction of the first phase of its Living Produce center, consisting of approximately five acres of growing facilities in Spring City, Utah, with the proceeds from this offering; however, the Company's management projects that it will need to raise approximately $25.0 million in equity or debt financing to build out the necessary facilities to fulfill the requirements of the agreement with Fresh Organics LLC.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Member Services Center

Our Legendary Member Services staff, currently consisting of 12 full and part-time employees, is trained and dedicated to providing high levels of service with the aim of developing a stronger sense of loyalty in the membership base. Our staff is also dedicated to researching the best prices available to consumers. When the member services staff is not providing service to our members they are tracking the highs and lows of market prices for the products we carry so that we can ensure that we provide lower prices. Furthermore, we employ a full-time staff member dedicated to thoroughly vetting products offered or to be offered to our members by scrutinizing the dietary contents and ingredients of the products, as well as seeking verification of ingredient content.

Supplier Relationships

We have direct purchase agreements with hundreds of manufacturers of organic and natural foods and products. Direct purchasing agreements allow us to cut out certain costs that are embedded in the traditional supply chain. Typically, a retailer purchases its inventory through a wholesaler. The wholesaler purchases the products from a distributor, which distributor purchases the products directly from the manufacturer. The traditional model requires the consumer to bear the burden of multiple mark-ups. Our model seeks to change these inefficiencies by cutting out the middle-men in the traditional distribution channel.

Because of high sales volume and rapid inventory turnover, we generally sell inventory before we are required to pay many of our suppliers, even though we take advantage of early payment discounts when available. To the extent that sales increase and inventory turnover becomes more rapid, a greater percentage of inventory is expected to be financed through payment terms provided by suppliers rather than by working capital.

Advanced Logistics

We currently own approximately $500,000 in paid inventory, which is held in our approximate 17,000 square foot warehouse located in Spanish Fork, Utah. This inventory is managed by an advanced warehouse management and delivery system that capitalizes on efficiencies of the Internet and a state - of - the - art online ordering system.

Our website orders come through an e-commerce platform called Magento Enterprise (v. 1.11). The order is transferred in real time to our warehouse management system called WISE, provided by Royal 4 Systems, Inc. We run a batch picking methodology in the warehouse. As the orders come into WISE, they are batched to picking carts. The batches of orders are sorted by pick location. All orders are picked and placed on the cart. The cart is sectioned off with each order having its own section. Once the orders have been picked, the cart is taken over to a verification station. The operator of the station scans the order number into WISE and starts the verification process. Each item in the warehouse has a scan-able UPC code. The operator scans each item associated with each order. If the item does not belong in the order, an error comes up and the operator is alerted. Once all items have been successfully scanned and verified, the order is transferred over to a pack-out station. All of the items for that order are wrapped, boxed, void-filled and processed through our shipping software, which shipping and software is provided by FedEx. Once the order is shipped, the tracking information from FedEx is fed back to WISE and the shipment is completed. WISE then transfers the tracking information back to Magento and Magento sends out a shipping email to the customer with the tracking number and other information.

Website and Consumer Tools

Our website, www.greenpolkadotbox.com, offers an expansive selection of packaged food and other products geared towards health-conscious customers. Because we have leveraged relationships with vendors, we are able to provide our members with a wide variety of products in a single purchasing platform. Furthermore, our website provides members with time-saving tools which use advanced software that enables consumers to sort through large inventory and customize their selections based upon their dietary needs, brand preferences and product type. Our website also boasts volumes of educational content that allows members to understand the impact of food on their bodies and the benefits they will get from the healthy food available on our website.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Competition

The organic and natural food and products industry is highly competitive. Consumers have many choices in the club or membership retailer industry. Our largest competition comes from membership warehouses or other buying collectives such as Costco, Walmart's Sam's Club and BJ's. We also compete with smaller regional and local retailers of organic, natural, gourmet and other specialty foods that focus on health-conscious consumers such as The Good Earth, Whole Foods and Trader Joe's. Other competitive forces include conventional retail grocery stores.

We believe that our mission to provide low-cost products within a specific food category, natural and organic, gives us a competitive advantage over membership warehouses that do not have the variety, selection and exclusivity that targets health-conscious consumers. We carefully research the current market prices of well-known retail merchants, including online stores, for all the products in our membership offering and then price those products at an average of 10%-15% below the lowest competitive prices found. We believe that competitive pricing will generate greater member loyalty which in turn will increase the membership base and product turnover.

We believe that we have a substantial competitive advantage over competitors who wish to enter the buying collective and/or health-conscious product market. We believe that it could take approximately 18 to 24 months for a competitor to launch a similar website. The primary reason for such a barrier to entry is that a potential competitor would have to invest a great deal of time to develop: (i) sales channel alliances; (ii) buying agreements with nationally recognized food manufacturers and farmers; (iii) distribution and fulfillment facilities; and (iv) efficient logistics systems. However, if a competitor could survive the time investment, we believe we could benefit because the emergence of other websites in our space would serve to validate the business category.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Sales and Marketing

To date substantially all sales and marketing have been through marketing agreements with national organizations such as the Organic Consumers Association, the Hippocrates Health Institute, the Natural Solutions Foundation, Citizens for Health, the National Health and Wellness Club, Natural News and Mission Possible many of which were formed specifically to raise awareness and to create a coalition of people that are interested in healthy lifestyles and dietary consciousness.

In addition, we offer an incentive program that rewards current member for referring new members to the buying collective. Our rewards program, called "PolkaDot Rewards," enables members to earn points on purchases of members they refer, which points can be used to reduce or even eliminate the cost of products they purchase.

We intend to broaden the scope of our marketing campaigns by utilizing search engine optimization, direct response advertising, and social media.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date. Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The Company fills orders from its customers as they are received, so there is no material backlog. The average order is $125. The Company's business is neither seasonal nor cyclical.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

As of March 31, 2013, we had 34 employees, 16 of whom are full time.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Principal Executive Offices; Warehouse and Distribution Center; Living Produce Facility

Our principal executive offices are located at 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647 and consist of approximately 4,800 square feet of general office space and approximately 35,200 square feet of warehouse and distribution space (the "Mt. Pleasant Property"). The Company leases the Mt. Pleasant Property from William Roberts, a member of our Board of Directors, at a base rent of $6,500 per month for a term of 36 months. The Company and Mr. Roberts entered into a Lease Agreement on September 18, 2013 (the "Lease"). Mr. Roberts purchased the Mt. Pleasant Property for $700,000 in August 2013 and is investing approximately $500,000 in tenant improvements to meet the needs of the Company. The Lease also provides the Company with the right to purchase the Mt. Pleasant Property during the first 24 months of the lease term and provides Mr. Roberts with the right to require the Company to purchase the Mt. Pleasant Property following the first 24 months of the lease term for a purchase price of $1,200,000, subject to adjustment based on the final amount of the expenditures by Mr. Roberts for tenant improvements.

The move to the Mt. Pleasant Property has allowed us to consolidate our offices, warehouse, and distribution center into a single location with larger capacity for operations will increase our capacity for stocking inventory, improve the efficiency of order fulfillment, increase our capacity to handle future growth, facilitate greater effectiveness in administration and operations, and reduce our current facilities overhead by approximately $13,800 per month by eliminating the separate warehouse and portable refrigeration facilities that were leased in the past.

On October 2, 2013, the Company purchased 40 acres of land northwest of Spring City, Utah for the Company's Living Produce operation (the "Spring City Property") for a purchase price of $465,000, of which $178,000 was paid on October 2, 2013, an additional payment of $152,000 is due on December 31, 2013, and the final payment of $135,000 is due on March 31, 2014. The Spring City Property is approximately five miles south of the Mt. Pleasant Property.

We also plan to invest approximately $3,000,000 of the proceeds from this offering in the establishment of our new "Living Produce" operation on the Spring City Property . This initial outlay will be expended for the infrastructure of our planned organic produce growing systems in greenhouses. The amount allocated from the offering proceeds will pay for the remaining land costs, utilities installation, a refrigerated produce processing and packing area, parking and loading docks, greenhouses to accommodate approximately 1,366 vertical growing towers, and related systems. This facility, once constructed, will allow the Company to grow approximately 120,000 plants per acre per month of various popular varieties, including leafy green vegetables, tomatoes, and numerous other vegetables that are commonly used by our members.

It is also our intention to lease and develop a second 20,000 square foot distribution center in the eastern United States with frozen and refrigerated storage facilities, likely in the Albany, New York area, by January 2014. The estimated cost for equipment and leasehold improvements is $400,000. We also anticipate spending approximately $600,000 in product inventory for this facility. This facility will enable us to increase the speed of delivery to members living in the Midwest and eastern U.S. and cut costs for shipping goods to the East from our current Utah facility by about 65%. We anticipate this will result in savings from shipping of approximately $30,000 per month at current membership levels and will and increase member satisfaction because of increased speed of delivery.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Intellectual Property

We have submitted two trademark applications intended to protect our name and logo. We license software used in our warehouse facility under non-exclusive license agreements that are generally non-transferable and have a perpetual term. When necessary, we endeavor to enter into agreements with our employees and contractors and with parties with whom we do business in order to limit access to and disclosure of any proprietary information and processes.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Government Regulations

Our warehouse operations and the products that we sell in the United States are subject to regulation by state and local health departments, the USDA and the United States Food and Drug Administration, which generally impose standards for product quality and sanitation and are responsible for the administration of bioterrorism legislation. Our warehouse has not yet been subject to an inspection but we anticipate that such an inspection will occur once annually by state or federal authorities.

We believe that we are in material compliance with all federal, provincial, state and local laws applicable to our operations.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

None

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

On January 18, 2008, The Green Polka Dot Box, LLC ("GPDB LLC") was organized as a limited liability company (LLC) under the laws of the State of Utah and commenced the development of the business of the Company

On December 30, 2011, GPDB LLC filed Articles of Conversion with the Secretary of State of Utah to form a new corporation, The Green Polka Dot Box, Inc. ("GPDB") and convert GPDB LLC to a C Corporation. The conversion was effective at the end of business December 31, 2011 for 2012. As a result, on January 2, 2012, GPDB LLC transferred all of its assets and liabilities to GPDB. Also, on January 2, 2012, GPDB issued shares of common stock to the members of the LLC in exchange for their LLC units. The conversion was completed as one unit for one share. All options and warrants were also converted on a 1:1 basis.

On February 29, 2012, GPDB entered into an Agreement and Plan of Merger to give effect to a reverse acquisition of GPDB by Vault America, Inc., a Nevada corporation ("Vault"), through its wholly owned subsidiary Green PD Acquisitions, Inc., whereby GPDB became a wholly-owned subsidiary of Vault, and Vault changed its name to "Green PolkaDot Box Incorporated" (the resultant entity is the Company referred to this Offering Circular).

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of Months after receipt of proceeds when should be accomplished
(1)	Implementation of marketing plan	Spending $500,000 on marketing plan to attract 10,000 additional members through media campaign including public relations, advertising, direct mail, improved Web site, beta-tested "member builder" program, new search optimization platform, and use of social media	Four months
(2)	Development of Living Produce Center near Spring City, UT	Remaining land costs and construction of organic growing systems in green houses	Two months
(3)	Development of East Coast distribution facility	Lease, equip, and stock distribution facility to serve the eastern U.S.	Six months
(4)	Hiring additional executive	Hire full-time controller, director of operations and additional distribution operations management	Two months

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs.

Delays in achieved the milestone events listed above will delay the realization of the anticipated cost savings from the consolidation of offices and distribution in Mt. Pleasant and the distribution point for the eastern U.S. in Knoxville; the realization of increased revenue from the increased membership base from the marketing campaign and from sales from the Living Produce Center; and the improvement of the Company's operations with an expanded full-time management staff.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Net loss for the year ended December 31, 2012: $(6,141,573)

Net loss per share for the year ended December 31, 2012: $(0.67) per share

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Not applicable.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

Net negative tangible book value at December 31, 2012: $(1,080,887)
Net negative tangible book value per share at December 31, 2012: $(0.10) per share

Net negative tangible book value at June 30, 2013: $(1,834,902)
Net negative tangible book value per share at June, 2013: $(0.17) per share

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

While the $2.70 offering price per share of Common Stock is substantially higher than the net negative tangible book value per share at June 30, 2013 as indicated above, the Company has based the offering price on the price of recent sales to unrelated third parties, negotiating at arm's length, and the future prospects of the Company based on the Company's existing contracts to supply its Living Produce to Fresh Organics LLC and its projections for future growth.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

(i) The Company issued a Convertible Promissory Note on May 25, 2012 in the principal amount of $300,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "May 2012 Note"). As additional consideration for the loan, the Company issued a five-year Common Stock Purchase Warrant enabling the lender to purchase 111,111 shares of Common Stock at a price of $4.05 per share, vested immediately. The May 2012 Note matured on November 24, 2012. On November 24, 2012, the Company and the lender entered into a Promissory Note Conversion Agreement, pursuant to which the lender agreed to convert the May 2012 Note and all accrued interest thereon into 117,778 shares of Common Stock of the Company at the conversion rate of $2.70 per share as provided for in the May 2012 Note. The lender was an accredited investor who is not an affiliate of the Company.

(ii) The Company issued a Convertible Secured Promissory Note on October 16, 2012 in the principal amount of $300,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "October 2012 Note"). The October 2012 Note matures on October 16, 2015. As additional consideration for the loan, the Company issued a three-year Common Stock Purchase Warrant enabling the lender to purchase 500,000 shares of Common Stock at a price of $3.00 per share, vested immediately, and an additional five-year Common Stock Purchase Warrant to purchase 150,000 shares of Common Stock at a price of $3.00, vesting at the rate of 50,000 warrants per year on the first, second, and third anniversary of the October 2012 Convertible Note. The lender was William Roberts, an accredited investor and member of the Company's Board of Directors. See "Directors of the Company – Item 34" below for more information on Mr. Roberts.

(iii) The Company issued a Convertible Promissory Note on November 29, 2012 in the principal amount of $300,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "November 2012 Note"). As additional consideration for the loan, the Company issued a five-year Common Stock Purchase Warrant enabling the lender to purchase 111,111 shares of Common Stock at a price of $4.05 per share, vested immediately (the "November 2012 Warrant"). The November 2012 Note matured on June 30, 2013. On July 18, 2013, the Company and the lender agreed to extend the maturity date of the November 2012 Note and to an additional $300,000 loan in accordance with the terms of an Amended and Restated Convertible Promissory Note (the "July 2013 Note") to included the amounts due under the November 2012 Note and the

additional $300,000 loan. The July 2013 Note, in the principal amount of $600,000, bears interest at the rate of 12% from dates of the advances of the two $300,000 amounts and matures on December 31, 2013. As additional consideration for the loan, the Company issued a five-year Common Stock Purchase Warrant enabling the lender to purchase 111,111 shares of Common Stock at a price of $4.05 per share, vested immediately (the "July 2013 Warrant"). The November 2012 Note, the July 2013 Note, the November 2012 Warrants, and the July 2013 Warrants were issued to the same lender who was issued the May 2012 Note referred to in Item 7(b)(i) above, an accredited investor who is not an affiliate of the Company.

(iv) The Company issued a Convertible Secured Promissory Note on February 21, 2013 in the principal amount of $300,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "February 2013 Note"). The February 2013 Note matures on February 21, 2016. As additional consideration for the loan, the Company issued a three-year Common Stock Purchase Warrant enabling the lender to purchase 300,000 shares of Common Stock at a price of $3.00 per share, vested immediately. The lender was William Roberts, an accredited investor and member of the Company's Board of Directors. See "Directors of the Company – Item 34" below for more information on Mr. Roberts.

(v) The Company sold 23,334 shares of its Common Stock, par value to two stockholders who are accredited investors and not affiliates of the Company in February 2012 at the rate of $3.00 per share for total consideration of $70,000.

(vi) On March 26, 2013, the Company began issuing 90-day convertible promissory notes (the "90-Day Notes") to investors who are not affiliates of the Company. The 90-Day Notes bear interest at the rate of 8% per annum, with principal and interest convertible into shares of Common Stock at the rate of $2.70 per share. Through September 20, 2013, the Company had issued a total of $2,022,370 in 90-Day Notes to 52 persons, none of whom is an affiliate of the Company.

(vii) The Company issued a Convertible Secured Promissory Note on April 5, 2013 in the principal amount of $50,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "April 2013 Note"). The April 2013 Note matures on April 21, 2016. As additional consideration for the loan, the Company issued a three-year Common Stock Purchase Warrant enabling the lender to purchase 50,000 shares of Common Stock at a price of $3.00 per share, vested immediately. The lender was William Roberts, an accredited investor and member of the Company's Board of Directors. See "Directors of the Company – Item 34" below for more information on Mr. Roberts.

(viii) The Company agreed to issue 15,000 shares of Preferred A Stock on August 14, 2013 (the "Preferred Shares") at a price of $6.00 per Preferred Share for a total of $90,000. The Preferred Shares bear a cumulative dividend of 8% per annum and participate on a pro rata basis in a share of 1% of the gross revenues of the Company, based on a total of 3,500,000 Preferred Shares. The Preferred Shares are convertible into shares of Common Stock at the option of the holder at the rate of two shares of Common Stock for each Preferred Share plus additional shares equal to the quotient of the total amount of any unpaid dividends divided by $3.00. The Preferred Shares have voting rights equal to the Common Stock on an as-converted basis, have a liquidation preference equal to the original purchase price of the Preferred Shares plus accrued but unpaid dividends, and are redeemable by the Company at any time, subject to the conversion rights of the holder.

(ix) The Company issued 185,185 shares of Common Stock, par value $.001 per share, on September 20, 2013 (the "September 2013 Shares") at a price of $2.70 per Common Share for a total of $500,000 to an accredited investor. As additional consideration for the sale of the September 2013 Shares, the Company issued a ten-year Common Stock Purchase Warrant, expiring on September 30, 2023, enabling the investor to purchase 925,925 shares of Common Stock at a price of $3.00 per share, vested immediately, and 555,555 Common Stock Purchase Warrants previously issued to the investor were canceled.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 10.7%*

*Assumes (i) 10,769,705 shares of Common Stock outstanding at June 30, 2013, (ii) the issuance of all 1,851,851 shares of Common Stock offered hereby, (iii) the exercise of 600,000 warrants to purchase Common Stock at an exercise price of $2.70 per share, (ii) exercise of 1,239,125 non-statutory stock options at prices ranging from $.03 to $2.16 per share, (iii) the exercise of 1,325,607 incentive stock options at $.67 per share, (v) the conversion of $1,950,000 principal amount of debt from two lenders into 722,222 shares at conversion rates of $2.70 per share, and (v) the conversion of $2,022,370 principal amount of 90-Day Notes into 749,026 shares at conversion rates of $2.70 per share.

If the minimum is sold: 0.01%**

**Assumes all of the above except for the issuance of only 1,000 shares of the 1,851,851 shares offered hereby.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $46,595,347*

If the minimum is sold: $41,5989,049*

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: $3,972,370 in principal amount of outstanding convertible debt. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $3,747,282.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: **After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.**

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USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$ 2,700	$ 4,999,997
Less: Offering Expenses		
Commissions & Finders Fees	$ -0-	$ -0-
Legal & Accounting	$ -0-	$ 20,000
Copying & Advertising	$ 2,700	$ 19,997
Other	$ -0-	$ -0-
Net Proceeds from Offering	$ -0-	$ 4,960,000
Use of Net Proceeds		
Development of Living Produce Center	$ -0-	$ 3,000,000
Development of East Coast Distribution Center	$ -0-	$ 1,000,000
Sales and Marketing	$ -0-	$ 500,000
General and Administrative Expenses	$ -0-	$ 460,000
Total Use of Net Proceeds	$ -0-	$ 4,960,000

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not applicable

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not applicable

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Description	Amount
Living Produce Center in Spring City, UT (land, building, equipment, greenhouses)	$ 3,000,000
East Coast Distribution Center (leased facility, equipment, inventory)	$ 1,000,000

All of the above will be acquired from unrelated third parties. The land cost for the Living Produce Center is $465,000, of which $178,000 was paid on October 2, 2013, an additional payment of $152,000 is due on December 31, 2013, and the final payment of $135,000 is due on March 31, 2014. The remainder of the funds allocated to the Living Produce Center will be used to purchase and construct the greenhouses and for equipment to be used in the organic produce growing operations. Approximately $300,000 of the $1,000,000 allocated for the East Coast Distribution Center, anticipated to be located in the Albany, New York area, will be used to acquire and equip a leased facility. The remainder of the $1,000,000, approximately $700,000, will be used to acquire inventory for sale to the Company's members.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not applicable

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company has required substantial capital to sustain operations because of its negative cash flow from its current operations and will require substantial additional capital to implement its full business plans. The Company's negative cash flow for the six months ended June 30, 2013 was $(1,794,780) and its negative cash flow for the 12 months ended December 31, 2012 was $(2,658,590). The Company has issued convertible debt and sold Common Stock to fund its operating losses. The Company's accounts payable have increased from $971,827 at December 31, 2012 to $1,210,322 at June 30, 2013. Although the Company is not subject to any unsatisfied judgments, liens or settlement obligations, it has substantial short-term debt that, if not converted to Common Stock, will have to be renegotiated or repaid with funds raised from additional financing in the future.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The management of the Company believes that the proceeds from this offering, together with cash flow from operations, will be sufficient to operate the Company at currently planned levels of operation. However, if the Company can raise additional funds to expand its Living Produce operations, it plans to add a Living Produce Center in Florida to fulfill the terms of its contract with Fresh Organics LLC. The Company anticipates that it will require an additional $25.0 million to expand its Living Produce Center in Spring City, Utah and to add a Living Produce Center in Florida to fulfill the requirements of the Fresh Organics contract. The Company will seek such financing from institutional investors upon the completion of this offering and the first phase of the Living Produce Center in Spring City, Utah.

The lack of profitable operations in the past and the need to continue to raise funds in the future create substantial doubt about our ability to continue as a going concern and our financial statements have been prepared on a going concern basis. In addition, the current economic environment, which is characterized by tight credit markets, investor uncertainty about how to invest funds safely and low investor confidence, has introduced additional risk and difficulty to our challenge to secure needed additional working capital.

Management has been closely monitoring its fixed and variable costs and intends to restrict such costs to those expenses that are necessary to complete activities related to preparing for commencement of the production phase of our Living Produce operations in Spring City Utah, identifying additional sources of capital for our Living Produce operations and for general and administrative costs in support of such activities.

We continue to actively seek new sources of capital. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	June 30, 2013	Minimum	Maximum
Debt:			
Convertible notes payable	$ 2,004,569	$ 2,004,569	$ 2,004,569
Loans payable, short term (average interest rate 12%)	$ 71,444	$ 71,444	$ 71,444
Loans payable, long term (average interest rate 12%)	$ 42,118	$ 42,118	$ 42,118
Stockholders equity (deficit)			
Preferred stock	$ -0-	$ -0-	$ -0-
Common stock	$ 10,935	$ 10,936	$ 12,787
Additional paid in capital	$ 8,293,477	$ 8,296,176	$ 13,291,623
Accumulated deficit	$ (16,053,933)	$(16,053,933)	$(16,053,933)
Total stockholders equity (deficit)	$ (5,631,390)	$ (5,628,690)	$ (631,393)
Total capitalization	$ (5,673,508)	$ (5,670,810)	$ (673,511)

Number of preferred shares authorized to be outstanding: -0-

Number of common shares authorized: 100,000,000 shares. Par or stated value per share, if any: $.001

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________________
[ ] Other: ____________________

15. These securities have:

Yes	No	
[ ]	[x]	Cumulative voting rights
[ ]	[x]	Other special voting rights
[ ]	[x]	Preemptive rights to purchase in new issues of shares
[ ]	[x]	Preference as to dividends or interest
[ ]	[x]	Preference upon liquidation
[ ]	[x]	Other special rights of preferences (specify): ____________________

Explain:

16. Are the securities convertible? [ ] Yes [x] No

If so, state conversion price or formula: Not applicable

Date when conversion becomes effective: Not applicable

Date when conversion expires: Not applicable

17. (a) If securities are notes or other types of debt securities:

Not applicable

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not applicable

18. If securities are Preference or Preferred stock: Not applicable

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: None

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $(7,719,679) at March 31, 2013

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Not applicable

Subscriptions may be made by check or wired to the Company's bank, Central Bank, 1 North Main Street, Spanish Fork, Utah 84660, where they will be deposited into a segregated bank account maintained with Central Bank. When a subscriber's check clears or a wire is received, the Company will instruct its stock transfer agent, Colonial Stock Transfer Company, Inc., 66 Exchange Place, Suite 100, Salt Lake City, Utah 84111, to issue and deliver the subscribed shares to the subscriber.

The offering will terminate upon the earlier of the sale of all 1,851,851 of the shares of Common Stock offered or March 31, 2014.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Not applicable

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

None

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Rod A. Smith, President
Address:	1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647
Telephone Number:	(801) 478-2500, extension 1001

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

None

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [x] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not applicable

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not applicable

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [x] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

The resale restrictions on presently outstanding shares are limited to those imposed by U.S. federal securities laws, including the Securities Act of 1933 and Rule 144 promulgated thereunder.

Under Rule 144, because the Company is not subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, a minimum of one year must elapse between the later of the date of the acquisition of restricted securities from the Company, or from an affiliate of the Company, before any resale of such shares or the removal of the restrictive legend on such shares may be effected in reliance on Rule 144.

If any securities are sold for the account of an affiliate of the Company, including all executive officers and directors, regardless of whether those securities are restricted, the amount of securities sold, together with all sales of securities of the same class sold for the account of such person within the preceding three months, shall not exceed the greatest of:

(i) 1% of the shares outstanding, or

(ii) The average weekly reported volume of trading in such securities on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of notice required by Rule 144, or if no such notice is required the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker, or

(iii) The average weekly volume of trading in such securities reported pursuant to an effective transaction reporting plan or an effective national market system plan as those terms are defined in Rule 144 during the four-week period specified in Rule 144.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Not applicable

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President and Chief Executive Officer

Name: Rod A. Smith — Age: 57
Office Street Address: 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647
Telephone Number: (801) 478-2500, extension 1001

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: Mr. Smith founded the Company in January 2008 and has served as its Chief Executive Officer since that time. As the Chief Executive Officer for the Company, Mr. Smith has worked to provide the financial requirements to launch the Company's business. Mr. Smith was the founder and President of InContact, a public company (Nasdaq Capital Markets symbol: SAAS), which was formerly called Buyers United and buyersonline, Mr. Smith believes that InContact was one of the first companies in the world to establish an online billing user interface that offered a variety of voice and data services while establishing national, independent agency networks.

Education (degrees, schools, and dates): Mr. Smith attended classes at the University of Southern California and Brigham Young University, but did not receive a degree from either institution.

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full time

30. Chief Operating Officer: Title: President and Chief Executive Officer

Name: Rod A. Smith — Age: 57
Office Street Address: 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647
Telephone Number: (801) 478-2500, extension 1001

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: See Item 29 above.

Education (degrees, schools, and dates): See Item 29 above.

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full time

31. Chief Financial Officer: Title: President and Chief Executive Officer

Name: Rod A. Smith — Age: 57
Office Street Address: 1450 South Blackhawk Boulevard, Mt. Pleasant, UT 84647
Telephone Number: (801) 478-2500, extension 1001

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: See Item 29 above.

Education (degrees, schools, and dates): See Item 29 above.

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full time

32. Other Key Personnel: None

(The remainder of this page is intentionally blank.)

DIRECTORS OF THE COMPANY

33. Number of Directors: three

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Not applicable

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Andrew Smith Age: 61

Office Street Address: 498 West 8360 South, Sandy, Utah 84070
Telephone Number: (801) 718-1509

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: Mr. Smith has been the chief financial officer of Kairos Autontomi, Inc., a Utah engineering and manufacturing company, since 2011. From 2008 to 2010 he was the chief financial officer of The Green Polka Dot Box, LLC. He worked in public accounting as an auditor and business consultant for 11 years. He has been a controller, business manager and financial officer for 23 years in several startup and early stage growth companies. He has 34 years of valuable experience in leadership and management of financial accounting functions, corporate finance and human resources. His work experience includes manufacturing, construction, property management, distribution and personal services industries.

Education (degrees, schools, and dates): Mr. Smith received his B.S. Degree in Accounting at the University to Utah in 1978, and his CPA certificate in 1979.

(B) Name: William Roberts Age: 63

Office Street Address: 5260 Western Avenue, Chevy Chase, MD 20815
Telephone Number: (301) 986-3305

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: Mr. Roberts has been the President and Chief Operating Officer of Geico Insurance since July 1, 2013. Prior to his appointment as President and Chief Operating Officer, Mr. Roberts was Executive Vice President of Geico Insurance with responsibility for marketing, information technology, and other corporate activities. He has served in a number of other leadership positions at Geico including as a Senior Vice President with responsibility for marketing, underwriting and pricing; V.P. of Marketing; and as Assistant VP of Underwriting, Sales, and Service in Geico's Southeast Region. Mr. Roberts joined Geico in 1984.

Education (degrees, schools, and dates): Mr. Roberts earned a B.A. from the State University of New York at Oswego in 1972 and an M.A. (1975) and Ph.D. (1979) in sociology from Temple University in Philadelphia, Pennsylvania.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [x] No

Explain: The Company's business model is a unique business, conceived and developed by Rod A. Smith.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and

describe the circumstances, including relevant dates.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable

Note: **After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.**

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

	Common Stock	Average Price Price Per Share	No. of Shares Now Held	% of Shares Now Held	No. of Shares After Offering if All Shares Sold	% of Shares After Offering If All Shares Sold
Name:	Rod A. Smith	$0.00	3,326,015	30.9% (1)	3,326,015	26.4% (2)
Office Address:	1450 South Blackhawk Blvd. Mt. Pleasant, UT 84647	$0.67	463,750 (3)	2.1 (4)	463,750	*1.8% (5)
Telephone Number:	(801) 478-2500					
Principal Occupation:	President of the Company					

(1) Assumes 10,769,705 shares of Common Stock outstanding on June 30, 2013.

(2) Calculated as the percentage that the shares of Common Stock now by Rod A. Smith bears to the total of the 10,769,705 shares of Common Stock outstanding on June 30, 2013 plus the 1,851,851 shares of Common Stock offered hereby.

(3) Represents the number of shares of Common Stock issuable upon exercise of incentive stock options, of which 231,875 options are vested as of September 30, 2013.

(4) Calculated as the percentage that the 231,875 vested options bears to the total of the 10,769,705 shares of Common Stock outstanding on June 30, 2013 plus the 231,875 shares issuable on the exercise of the vested options.

(5) Calculated as the percentage that the 231,875 vested options bears to the total of the 10,769,705 shares of Common Stock outstanding on June 30, 2013 plus the 1,851,851 shares offered hereby plus the 231,875 shares issuable on the exercise of the vested options.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Rod A. Smith, the President of the Company, is the son of Gary and Helen Smith, principal stockholders.

Rod A. Smith and Andrew Smith are not related.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

As of April 5, 2013, the Company had borrowed at total of $1,350,000 from William Roberts, a member of the Company's Board of Directors, including $500,000 advanced on April 9, 2012, $500,000 advanced on October 22, 2012, $300,000 advanced on February 21, 2013, and $50,000 advanced on April 5, 2013 (the "Roberts Loan"). The Roberts Loan bears interest at the rate of 12% per annum with principal and interest due on April 5, 2016. The Roberts Loan is convertible into shares of Common Stock of the Company at the rate of $2.70 per share. In connection with the Roberts Loan, the Company issued to Mr. Roberts a total of 1,350,000 Common Stock purchase warrants exercisable at $3.00 per share, of which 500,000 warrants expire on October 31, 2015, 300,000 warrants expire on February 21, 2016, 50,000 warrants expire on April 5, 2016, and 500,000 warrants expire on April 4, 2017.

In connection with his agreement to serve on the Company's Board of Directors, the Company issued an additional warrant to Mr. Roberts in October 2012 to purchase 150,000 shares of Common Stock, which is exercisable at $3.00 per shares and expires on October 31, 2017.

The Company leases the Mt. Pleasant Property from Mr. Roberts at a base rent of $6,500 per month for a term of 36 months. The Company and Mr. Roberts entered into a Lease Agreement on September 18, 20133 as described in Item 3(g) on page 13 above. As additional consideration for the Lease Agreement, the Company issued a warrant to Mr. Roberts to purchase 600,000 shares of Common Stock at an exercise price of $2.70 per share expiring on September 30, 2023.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Rod A. Smith, President	$ 216,000	$ -0-
Total:	$ 216,000	$ -0-
Directors as a group (number of persons: 3)	$ 216,000	$ -0-

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

(c) If any employment agreements exist or are contemplated, describe:

The Company has no employment contracts and none is contemplated.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock

options, warrants or rights: 6,159,498 shares (32.8% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

The Company's shareholders approved the Company's 2012 Stock Option Plan that gave the authority to the Board of Directors to grant incentive stock options and non-statutory stock options.

At March 31, 2013, there were incentive stock options granted to employees of the Company to purchase 1,325,607 shares at an exercise price of $.67 per share, of which 649,489 are vested with the remaining options vesting during 2013 through 2015. The incentive stock options are exercisable for a period of five years from the date such options vest.

At March 31, 2013, there were non-statutory options granted to key consultants to the Company to purchase 1,241,503 shares at exercise prices ranging from $.03 per share to $3.00 per share, of which 812,418 options were vested with the remaining options vesting during 2013 and 2014. The non-statutory options are exercisable for a period of five years from the date such options vest.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 12,432,890 shares.

A total of 15,000,000 shares of Common Stock are reserved for issuance under the Company's 2012 Stock Option Plan. As of June 30, 2013, options for 2,567,110 shares of Common Stock have been granted, leaving 12,432,890 shares reserved for issuance under future option grants.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Not applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

No arrangements are currently in place.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance.

Not applicable

Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. Name of Tax Advisor:

Not applicable

Note: **Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.**

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Not applicable

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Consolidated Financial Statements as of December 31, 2012:

The following unaudited financial statements have been prepared by the Company without having been reviewed by the Company's independent auditors and are the sole responsibility of management of the Company:

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
UNAUDITED CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2012 (Restated)	December 31, 2011
Current assets:		
Cash	$ 149,027	$ 391,437
Accounts receivable	75,191	-
Inventory	420,327	521,609
Prepaid Assets	10,941	-
Security Deposits	10,994	10,994
Total current assets	666,480	924,040
Fixed Assets, net	381,954	346,681
Deferred costs, net	2,933,888	493,023
Total assets	$ 3,982,322	$ 1,763,744
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable and accrued expenses	$ 971,827	$ 301,830
Convertible notes payable, net of discount of $347,766 and $222,221 at December 31, 2012 and 2011, respectively	1,252,234	177,778
Loan payable-other	71,444	50,000
Reward point liability	2,933,888	493,023
Deferred revenue-founding trust members	1,470,034	1,626,910
Deferred revenue - annual and club membership	187,634	28,554
Derivative liability	1,301,119	-
Current portion of obligation under capital lease	52,219	3,745
Total current liabilities	8,240,399	2,681,840
Obligation under capital lease, net of current portion	129,362	16,908
Total long-term liabilities	129,362	16,908
Total liabilities	8,369,761	2,698,748
Stockholders' deficit:		
Common stock; ($.001 par value) 100,000,000 shares authorized, 10,769,705 shares issued and outstanding at December 31, 2012	10,770	-
Additional paid in capital	7,066,147	-
Members equity	-	3,868,377
Accumulated deficit	(11,464,357)	(4,803,381)
Total stockholders' deficit	(4,387,440)	(935,004)
Total liabilities and stockholders' deficit	$ 3,982,321	$ 1,763,744

The accompanying notes are an integral part of these financial statements

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

	For the year ended	
	December 31, 2012	December 31, 2011
SALES	(Restated)	
Merchandise sales, net of discounts	$ 1,956,229	$ 29,622
Membership revenue, annual and club	166,380	3,921
Membership revenue, founding trust and charter	710,975	43,965
Other	43,662	6,374
TOTAL SALES	2,877,246	83,882
COST OF SALES	3,452,321	148,958
GROSS PROFIT	(575,075)	(65,076)
OPERATING EXPENSES		
Wages and professional fees	2,026,348	358,691
Development costs	500	342,345
Noncash compensation and services	967,971	969,612
Advertising, promotion and marketing costs	61,402	78,888
Warehouse expenses and supplies	411,427	124,720
Rent expenses	61,251	87,331
Depreciation and amortization	97,811	55,812
General and administrative	560,564	150,614
TOTAL OPERATING EXPENSES	4,187,274	2,168,013
INCOME (LOSS) FROM OPERATIONS	(4,762,349)	(2,233,089)
OTHER INCOME (EXPENSE)		
Interest income (expense)	(517,493)	(47,107)
Loss on disposal of assets	(80,015)	-
Gain on derivative valuation	(1,301,119)	-
TOTAL OTHER INCOME (EXPENSE)	(1,898,627)	(47,107)
LOSS BEFORE INCOME TAXES	(6,660,976)	(2,280,196)
PROVISION(BENEFIT) FOR INCOME TAXES	-	-
NET LOSS	$ (6,660,976)	$ (2,280,196)
Basic and Diluted Loss Per Share of Common Stock	$ (0.72)	
Weighted Average Number of Shares Outstanding	9,199,078	

The accompanying notes are an integral part of these financial statements

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

	Common LLC Units	Member Capital Contributions	Noncash Capital Contributions	Common Stock	Common Amount	Additional Paid In Capital	Deficit Accumulated During the Development Stage	Total
Opening Balance - January 18, 2008 (Inception of The Green Polka Dot Box, LLC)	-	$ -	$ -	-	$ -	$ -	$ -	$ -
Contributions – cash	3,725,000	590,000	-	-	-	-	-	590,000
Units issued for services rendered	12,094,344	-	259,986	-	-	-	-	259,986
Noncash compensation	-	-	4,000	-	-	-	-	4,000
Net loss for the period	-	-	-	-	-	-	(149,142)	(149,142)
Balance - December 31, 2008	15,819,344	590,000	263,986	-	-	-	(149,142)	704,844
Contributions – cash	1,152,000	288,000	-	-	-	-	-	288,000
Units issued for conversion of accounts payable	210,964	-	52,741	-	-	-	-	52,741
Noncash compensation	-	-	25,000	-	-	-	-	25,000
Net loss for the year	-	-	-	-	-	-	(1,495,978)	(1,495,978)
Balance - December 31, 2009	17,182,308	878,000	341,727	-	-	-	(1,645,120)	(425,393)
Contributions – cash	950,000	147,500	-	-	-	-	-	147,500
Units issued for services rendered	54,490	-	13,623	-	-	-	-	13,623
Noncash compensation	-	-	5,000	-	-	-	-	5,000
Net loss for the year	-	-	-	-	-	-	(878,065)	(878,065)
Balance - December 31, 2010	18,186,798	1,025,500	360,350	-	-	-	(2,523,185)	(1,137,335)
Contributions – cash	1,547,168	197,320	-	-	-	-	-	197,320
Conversions of debt and accrued interest	3,791,177	-	960,705	-	-	-	-	960,705
Units issued for services rendered	2,100,766	-	34,592	-	-	-	-	34,592
Units issued for conversion of accounts payable	1,110,016	-	277,504	-	-	-	-	277,504
Noncash compensation	-	-	790,184	-	-	-	-	790,184
Value of warrants issued in connection with convertible net loss for the year - as previously reported	-	-	222,222	-	-	-	-	222,222
Net loss for the year - as previously reported	-	-	-	-	-	-	(2,836,294)	(2,836,294)
Restatement adjustments (see Note 13)	-	-	-	-	-	-	556,098	556,098
Net loss for the year - as restated	-	-	-	-	-	-	(2,280,196)	(2,280,196)
Balance - December 31, 2011	26,735,925	1,222,820	2,645,557	-	-	-	(4,803,381)	(935,004)
Shares issued to GPDB Shareholders at Reverse Merger at 1/.371 ratio (including conversion of note)	(26,735,925)	(1,222,820)	(2,645,557)	10,030,139	10,030	3,858,347	-	-
Common shares issued for Vault common stock at reverse merger	-	-	-	100,191	100	(100)	-	-
Common shares issued for Vault preferred stock at reverse merger	-	-	-	33,000	33	(33)	-	-
Common stock sold for cash	-	-	-	320,411	321	855,679	-	856,000
Conversions of debt and accrued interest	-	-	-	153,704	154	414,846	-	415,000
Cash exercise of Options	-	-	-	7,420	7	4,964	-	4,971
Common Stock Issued for Services, Cashless	-	-	-	124,840	125	319,875	-	320,000
Debt Discounts	-	-	-	-	-	549,598	-	549,598
Option Valuation	-	-	-	-	-	1,062,971	-	1,062,971
Net loss for the year	-	-	-	-	-	-	(6,660,976)	(6,660,976)
Balance - December 31, 2012	-	$ -	$ -	10,769,705	$ 10,770	$ 7,066,147	$ (11,464,357)	$ (4,387,440)

The accompanying notes are an integral part of these financial statements

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended	
	December 31, 2012 (Restated)	December 31, 2011
Cash Flows from Operating Activities:		
Net Income (loss)	$ (6,660,976)	$ (2,280,196)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	97,811	55,812
Amortization of debt discount	424,054	-
Loss on sale of fixed assets	80,015	-
Gain on derivative valuation	1,301,119	-
Stock issued for services	320,000	34,592
Stock based compensation	1,062,971	790,184
Provision for obsolete inventory	8,000	-
Noncash value of reward point commissions	16,301	-
Noncash value of reward points issued	950,522	102,842
Usage of reward points	(966,823)	(54,956)
Amortization of deferred revenue from membership fees	(877,355)	(47,886)
Changes in assets and liabilities:		
Increase (decrease) in accounts receivable	(75,191)	-
Increase (decrease) in inventory	93,282	(521,609)
Increase (decrease) in security deposits	-	(10,994)
Increase (decrease) in prepaid assets	(10,941)	-
Increase (decrease) in reward point liability and deferred revenue from memberships	879,559	1,655,464
Increase (decrease) in accounts payable and accrued expenses	699,062	228,871
Net cash flows from operating activities	(2,658,590)	(47,876)
Cash flows from investing activities:		
Acquisition of fixed assets	(213,099)	(183,542)
Net cash flows from investing activities	(213,099)	(183,542)
Cash flows from financing activities:		
Payments under capital lease	(10,445)	-
Payments made on notes payable	(7,620)	-
Purchase of shares in reverse merger	(300,000)	
Proceeds received from lease payable	171,373	
Proceeds received from convertible promissory notes	1,915,000	400,000
Proceeds received by member loans	-	25,000
Common stock issued for cash	860,971	
Contributions of capital by members	-	197,320
Net cash flows from financing activities	2,629,279	622,320
Net Increase(Decrease) in cash and cash equivalents	(242,410)	390,902
Beginning Cash and Cash equivalents	391,437	535
Ending Cash and Cash equivalents	$ 149,027	$ 391,437

(Continued)

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental Disclosures of Cash flow information:		
Cash paid for interest	$ 5,254	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosures of Non-cash Investing and Financing Activities		
Conversion of rent payable to notes payable	$ 29,064	$ -
Shares issued to GPDB Shareholders at Reverse Merger	$ 3,686,377	$ -
Common shares issued for Vault common stock at reverse merger	$ 100	$ -
Common shares issued for Vault preferred stock at reverse merger	$ 33	$ -
Common shares issued in conversion of convertible notes	$ 415,000	$ -
Fair value of warrants issued for discount in convertible notes payable	$ 549,598	$ 222,222
Member loans and accrued interest converted into common LLC units	$ -	$ 960,705
Warehouse equipment purchased for capital lease obligation	$ -	$ 20,653
Accounts payable converted into common LLC units	$ -	$ 277,504

The accompanying notes are an integral part of these financial statements

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION

On January 18, 2008, The Green Polka Dot Box, LLC ("GPDB LLC") was organized as a limited liability company (LLC) under the laws of the State of Utah.

On December 30, 2011, GPDB LLC filed Articles of Conversion with the Secretary of State of Utah to form a new corporation, The Green Polka Dot Box Inc. ("GPDB") and convert the LLC to a C Corporation. The conversion was effective at the end of business December 31, 2011 for 2012. As a result, on January 2, 2012, GPDB LLC transferred all of its assets and liabilities to GPDB. Also, on January 2, 2012, GPDB issued shares of common stock (100,000,000 authorized, no par value) to the members of the LLC in exchange for their units. The conversion was completed as 1 unit for 1 share. All options and warrants were also converted on a 1:1 basis.

On February 29, 2012, GPDB entered into an Agreement and Plan of Merger to give effect to a reverse acquisition of GPDB by Vault America, Inc., through its wholly owned subsidiary Green PD Acquisitions, Inc., whereby GPDB became a wholly-owned subsidiary of Vault (the resultant entity, the "Company").

Vault America, Inc. ("Vault"), formerly MoneyFlow Systems International Inc., ("MoneyFlow") was incorporated on April 25, 2001 under the laws of the State of Nevada. Security Bancorp Inc. ("Security Bancorp"), Vault's wholly owned subsidiary, was organized on August 3, 1992 in Alberta, Canada and was inactive until January 5, 1999 when it changed its name to Security Bancorp Inc. and began operations under the name CA$H STATION(R). In July, 2001, Security Bancorp and MoneyFlow approved a share exchange agreement whereby MoneyFlow issued 14,000,000 shares of its common stock in exchange for 100% of the issued and outstanding shares of Security Bancorp. In connection with this agreement, Security Bancorp became a wholly owned subsidiary of MoneyFlow.

On April 1, 2002, MoneyFlow formed a wholly owned Canadian subsidiary, Intercash POS Systems Ltd., ("Intercash") through which MoneyFlow conducted its Point-of-Sale business. Point-of-Sale terminals allow customers to use their debit and credit cards to make purchases and obtain cash on the premises of businesses. On August 31, 2004, MoneyFlow sold the majority of its Point-of-Sale business to BP Financial Corp. for approximately $258,000 in cash pursuant to a purchase and sale agreement, and Intercash is no longer an operating subsidiary of MoneyFlow. The Point-of-Sale terminals that were not part of the sale are being managed by Security Bancorp, and the Company does not plan to sell any new terminals.

Since May, 1999, Security Bancorp was involved in successfully supplying, installing, maintaining and managing ATM machines which it places on the premises of property owners and businesses for the purpose and convenience of dispensing cash and other services. Security Bancorp is a member of the Automated Teller Machine Industry Association (ATMIA) which serves the industry in Canada and the United States. Security Bancorp has placed ATMs in convenience stores, grocery stores, service stations, hotels, motels, hospitals, night clubs, casinos, restaurants, truck stores, airports and many other locations. Security Bancorp's ATMs accept VISA, Mastercard, Interac, Maestro, Cirrus, Circuit and American Express (Canada). Security Bancorp has a website located at http://www.cashstation.net. Security Bancorp operates its ATMs under the trademark "CA$H STATION(R)."

In October 2004, MoneyFlow acquired Interglobe Investigation Services Inc. ("Interglobe"), organized on August 3, 1992 in British Columbia, pursuant to a share exchange agreement whereby MoneyFlow issued 500,000 shares of its common stock in exchange for 100% of the issued and outstanding shares of Interglobe, and Interglobe became a subsidiary of MoneyFlow. Interglobe provides security consulting services and related products and services to companies and individuals, and also supplies and installs custom remote access digital surveillance systems. Subsequent to the acquisition, during the second quarter of the 2005 fiscal year, MoneyFlow elected to divest itself of the physical surveillance part of the business. MoneyFlow continued to operate its digital surveillance business under the name Interglobe Security until the sale of the on-hand inventory.

During its fiscal year ended October 31, 2011, Vault completed an agreement pursuant to which it divested itself of all its ATM operations. Subsequent to the sale, management elected to consolidate all its operations and focus on growing the company's business and shareholder value through a leveraged investment approach with the intention of concentrating its efforts in the real estate sector. More particularly, management pursued opportunities in the southwestern United States with the emphasis being Arizona, Nevada and California.

**GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011**

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

On February 29, 2012, GPDB entered into an Agreement and Plan of Merger (the "Agreement") to give effect to a reverse acquisition of GPDB by Vault America, Inc., through its wholly owned subsidiary Green PD Acquisitions, Inc., whereby GPDB became a wholly-owned subsidiary of Vault.

Prior to the closing of this transaction and pursuant to a certain Common Stock Purchase Agreement dated February 2, 2012, Vault sold 1,044,133 of its 1,144,324 issued and outstanding common shares, 460 of its 790 issued and outstanding Preferred Series A shares and 1,000 of its issued and outstanding 1,000 Preferred Series B shares to GPDB in exchange for $280,000. Simultaneous to the purchase of these shares, Vault spun out its subsidiary. Then, pursuant to the Agreement, Vault issued 9,919,028 common shares to the GPDB shareholders, in exchange for the 26,735,925 shares that GPDB had outstanding and simultaneously the 1,044,133 Vault common shares, the 460 Vault Preferred Series A shares and the 1,000 Vault Preferred Series B shares mentioned above, were cancelled. Also pursuant to the Agreement, Vault issued 33,000 common shares in exchange for its remaining 330 Preferred Series A shares.

This transaction was accounted for as a reverse acquisition. GPDB is the surviving company and the acquirer for accounting purposes. Following the completion of reverse merger, The Company changed its name from Vault America, Inc. to Green Polka Dot Box Incorporated. The Company also changed its reporting yearend from October 31to December 31.

The Company has developed and now operates an innovative online membership business providing natural and organic foods, products and information to the marketplace. The mission of the Company is to educate about good, healthy food choices and then offer those good choices at the best value possible. The Company's website is designed for members to "learn" and "shop".

The "learn" section of the website is designed to provide members an online publication of current information related to dietary lifestyle preferences and good nutrition and health practices that includes expert commentary, recipes, scientific discoveries, documented research; and, the ability to ask questions and receive feedback. The Company plans to develop and complete the "learn" section of the website during 2013.

The "shop" section of the website provides members with hundreds of popular name brand products; including healthy foods, supplements, cooking products, and, household and personal care products. The members will find their favorite brands and items they are already using in their daily diet. Products will be priced at the best value possible based on wholesale bulk volume purchasing and membership rewards programs; and, then delivered directly to their homes.

The Company raised investment capital from the founder and private investors to fund the "start-up" of the Company; research into the organic and natural foods and products industry and market opportunities; and the design and development of a state-of-the-art website and online shopping. The Company began selling its products in December of 2011.

Effective December 31, 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, Generally Accepted Accounting Principles – Overall ("ASC 105-10"). ASC 105-10 establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative.

The FASB will not issue new standards in the form of Statements, FASB Positions or Emerging Issue Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company began generating revenues in 2011 and generated losses totaling of $6,660,976 and $2,280,196 for the years ended December 31, 2012 and 2011, respectively, and has accumulated losses of $11,464,357 through December 31, 2012.

The Company had raised investment capital from the founder and private investors from the sale of the former LLC units of as well as certain convertible notes to assist them in acquiring certain fixed assets as well as provide some necessary working capital for development and start-up costs.

During 2011, Management received an additional $1,702,325 from selling Founding Trust Memberships, Charter Memberships, Rewards and Club Memberships. The majority of the amount received came through the sale of Founding Trust Memberships. Each of the Founding Trust Memberships were sold during 2011 for $2,000 enabling the recipient a lifetime membership with many rewards and benefits. These fees were classified as "deferred revenue" upon receipt and will be reclassified to revenue upon usage of the reward points. The Rewards Membership and the Club Memberships are annual memberships. The Company utilized the funds received through the sale of these Memberships to acquire inventory, warehouse equipment, and for operations and marketing costs.

In February 2012, the Company raised $300,000 in the form of a Convertible Note that converted to Common Stock and Warrants immediately upon the closing of the reverse merger.

During the first quarter of 2012 the Company initiated a Private Placement Offering to raise up to $6,000,000 to fund its inventory, warehouse equipment and its continuing operations. As of December 31, 2012, the Company had raised a total of $856,000 from this Private Placement Offering. The Company believes it will need to raise an additional $5,000,000 to $5,500,000 to continue operations to a point where it may achieve positive cash flow.

The consolidated financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Development Stage Company

The Company was considered to be in the development stage as defined in ASC 915 through December 31, 2011. The Company had devoted substantially all of its efforts to the development of their first products and technology. Additionally the Company had allocated a substantial portion of its time and investment in bringing their services to the market and the raising of capital. The Company emerged from the development stage in 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash

The Company considers all highly liquid debt instruments and other short-term investments with maturity of three months or less, when purchased, to be cash equivalents. The Company maintains cash balances at three financial institutions that are insured by the Federal Deposit Insurance Corporation.

Fixed Assets

The Company has fixed assets comprising of leasehold improvements, warehouse equipment, furniture and computer software and equipment, which are reflected on the books net of accumulated depreciation. Depreciation will be provided using the straight-line method over the estimated useful lives of the related assets ranging from 3 years to 10 years. Costs of maintenance and repairs will be charged to expense as incurred. During the year ended December 31, 2012 the Company realized a loss on the disposition of assets. The Company reflected this loss in its Consolidated Statement of Operations for the year ended December 31, 2012.

Inventory

Inventory is valued at the lower of cost (on a first-in, first-out (FIFO) basis) or market. Inventory of $ 428,327 as of December 31, 2012 consists of finished goods that are packaged and awaiting shipment. The Company has set up a reserve for obsolescence of inventory based on its estimate of goods that may not sell prior to their "best if used by date." Inventory is only removed upon use. The Company purchases its inventory direct from the manufacturer and includes these costs in its Cost of Sales as well as its packaging supplies, shipping, freight and duties costs. The inventory reserve is $8,000 at December 31, 2012.

Recoverability of Long-Lived Assets

The Company reviews the recoverability of their long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Fixed assets to be disposed of by sale will be carried at the lower of the then current carrying value or fair value less estimated costs to sell.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. For the notes payable, the carrying amount reported is based upon the incremental borrowing rates otherwise available to us for similar borrowings. For the warrants that are classified as derivatives, fair values were calculated at net present value using our weighted average borrowing rate for debt instruments without conversion features applied to total future cash flows of the instruments.

Income Taxes

Effective January 2, 2012, the Company converted from operating its business as a limited liability company (LLC) to operating its business as a C Corporation. Prior to the conversion, the Company was treated as a partnership for federal and state income tax purposes, and all losses generated through December 31, 2011 were passed through to the individual members of the LLC and taxed at their respective tax rates.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

Beginning January 2, 2012 the Company will be responsible for filing all applicable federal and state income tax returns as a C Corporation. Because the Company is operating at a loss it has not included a provision for income taxes in its financial statements for the period. In the future, the tax provision for interim reporting periods, and the Company's quarterly estimate of our annual effective tax rate will be subject to significant volatility due to several factors, including variability in accurately predicting our pre-tax and taxable income and loss, changes in law and relative changes of expenses or losses for which tax benefits are not recognized.

The Company accounts for income taxes utilizing the liability method of accounting. Under the liability method, deferred taxes are determined based on differences between financial statement and tax bases of assets and liabilities at enacted tax rates in effect in years in which differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that are expected to be realized.

Uncertainty in Income Taxes

The Company follows ASC 740-10, "*Accounting for Uncertainty in Income Taxes.*" This interpretation requires recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. Management has adopted ASC 740-10 for 2012, and will evaluate their tax positions on an annual basis, and has determined that as of December 31, 2012, no additional accrual for income taxes is necessary.

Revenue Recognition

The Company generates revenue from the sale of 1) its products and 2) its memberships. The Company generally recognizes merchandise sales revenue from the sale of its products as follows:

1) Persuasive evidence of an arrangement exists;
2) Delivery has occurred;
3) The price to the buyer is fixed or determinable, and
4) Collectability is reasonably assured.

Membership revenue represents membership fees paid by substantially all of the Company's annual "Rewards" and "Club" members. The Company accounts for membership fee revenue on a deferred basis, whereby revenue is recognized ratably over the one-year membership period.

The Company received additional funds through the sale of its Founding Trust and Charter Memberships. Each Founding Trust Membership was sold for $2,000 and Charter Memberships were sold for $1,000. These fees are recorded as "deferred revenue".

In addition, each "Founding Trust" member receives 500 additional points just for signing up and is entitled to earn additional "reward" points upon completion of certain criteria in the Founding Trust Membership Agreement. These additional points either provided or earned during the period are accrued as a "reward point liability" and as a deferred cost in the period earned, and reclassified to cost of sales upon redemption of the points. The Company will amortize the deferred revenue to current revenue based on a formula utilizing 80% of the first 2,500 that a member spends. The formula is based on the fact that each member will receive 2,500 points upon entering into the agreement. 2,000 of these points is for the cash paid to be a founding trust member and the 500 points is a promotional advertising campaign the Company conducted to encourage members to sign up. The 20% will be a reduction of the "reward point liability" and deferred cost and reflected in the cost of sales.

Similar to the Founding Trust members, each "Charter" member receives 400 additional points just for signing up and is entitled to earn additional "reward" points upon completion of certain criteria in the Charter Membership Agreement. These additional points either provided or earned during the period are accrued as a "reward point liability" and as a deferred cost in the period earned, and reclassified to cost of sales upon redemption of the points.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

The Company will amortize the deferred revenue to current revenue based on a formula utilizing 80% of the first 1,400 points that a member spends. The formula is based on the fact that each member will receive 1,400 upon entering into the agreement. 1,000 of these points is for the cash paid to be a charter member and the 400 points is a promotional advertising campaign the Company conducted to encourage members to sign up. The 20% will be a reduction of the "reward point liability" and deferred cost and reflected in the cost of sales.

The Company's Founding Trust, Charter, and Reward members may qualify for certain "discounts" on the products they purchase. Additionally, the Founding Trust, Charter, and Rewards members may earn "reward points" which they may apply toward future purchases. The Company accounts for those "reward points" as "reward point liability" when they are earned and reclassifies the "reward point liability" when these points are redeemed to cost of sales, and the value of these reward points as a deferred cost that is reclassified to cost of sales when those points are redeemed. Since the Company's sales are generated from online purchases of their merchandise, the customers use credits cards to pay for their purchases. The credit card companies generally take anywhere from 2 to 3 days to settle the cash into the Company's bank accounts. The sales are final upon order being placed. The sales that are not settled at the balance sheet date are reflected in cash as accounts receivable, as all sales are final.

Loss Per Share of Common Stock

Basic net loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) include additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for periods presented.

The following is a reconciliation of the computation for basic and diluted EPS:

		December 31, 2012
Net Loss	$	(6,660,976)
Weighted-average common shares outstanding (Basic)		9,199,078
Weighted-average common stock Equivalents		-
Convertible Promissory Notes		592,593
Stock Options		2,811,672
Warrants		1,904,448
Weighted-average common shares outstanding (Diluted)	$	14,507,791

In May 2011, FASB issued Accounting Standards Update (ASU) No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. FASB ASU 2011-04 amends and clarifies the measurement and disclosure requirements of FASB ASC 820 resulting in common requirements for measuring fair value and for disclosing information about fair value measurements, clarification of how to apply existing fair value measurement and disclosure requirements, and changes to certain principles and requirements for measuring fair value and disclosing information about fair value measurements. The new requirements are effective for fiscal years beginning after December 15, 2011. The Company plans to adopt this amended guidance on October 1, 2012 and at this time does not anticipate that it will have a material impact on the Company's results of operations, cash flows or financial position.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Issued Accounting Standards

In June 2011, FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income*, which amends the disclosure and presentation requirements of Comprehensive Income. Specifically, FASB ASU No. 2011-05 requires that all non-owner changes in stockholders' equity be presented either in 1) a single continuous statement of comprehensive income or 2) two separate but consecutive statements, in which the first statement presents total net income and its components, and the second statement presents total other comprehensive income and its components. These new presentation requirements, as currently set forth, are effective for the Company beginning October 1, 2012, with early adoption permitted.

The Company plans to adopt this amended guidance on October 1, 2012 and at this time does not anticipate that it will have a material impact on the Company's results of operations, cash flows or financial position.

In September 2011, FASB issued ASU 2011-08, *Testing Goodwill for Impairment*, which amended goodwill impairment guidance to provide an option for entities to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. After assessing the totality of events and circumstances, if an entity determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, performance of the two-step impairment test is no longer required. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. Adoption of this guidance is not expected to have any impact on the Company's results of operations, cash flows or financial position.

In July 2012, the FASB issued ASU 2012-02, *Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment,* on testing for indefinite-lived intangible assets for impairment. The new guidance provides an entity to simplify the testing for a drop in value of intangible assets such as trademarks, patents, and distribution rights. The amended standard reduces the cost of accounting for indefinite-lived intangible assets, especially in cases where the likelihood of impairment is low. The changes permit businesses and other organizations to first use subjective criteria to determine if an intangible asset has lost value. The amendments to U.S. GAAP will be effective for fiscal years starting after September 15, 2012. The Company's adoption of this accounting guidance does not have a material impact on the consolidated financial statements and related disclosures.

There were other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 3- INVENTORY

The Company only holds finished goods inventory. As of December 31, 2012 and 2011, the Company has $428,327 and $521,609, respectively in inventory comprising of the deliverable merchandise to customers. Inventories are accounted for using the first-in first-out ("FIFO") and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customer, returns to product vendors, or liquidations, and expected recoverable values of each such\ disposition.

These assumptions about future disposition of inventory are inherently uncertain. The Company has analyzed the inventory as of December 31, 2012 and recorded a reserve for inventory obsolescence of $8,000 based on the estimated amount of inventory that may not sell prior to its "best if used by" date.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 4- FIXED ASSETS

Fixed assets as of December 31, 2012 and December 31, 2011 were as follows:

	Estimated Useful Lives (years)	December 31, 2012	December 31, 2011
Furniture and Equipment	7	$ 20,879	$ 20,879
Warehouse Equipment	5	291,480	120,108
Software	3	116,390	101,390
Computer Equipment	5	112,979	94,768
Leasehold Improvements	10	22,083	109,693
Automobile	5	-	19,161
		563,811	465,999
Less: accumulated depreciation		(181,857)	(119,318)
Fixed Assets, net		$ 381,954	$ 346,681

There was $97,811 and $55,812 charged to operations for depreciation expense for the years ended December 31, 2012 and 2011, respectively. During the year ended December 31, 2012, the Company disposed of leasehold improvements and an automobile with a net book value of $80,015 for $0 and recognized this amount as a loss on the disposition of fixed assets on the consolidated statement of operations. The Company carries three capital leases on its books for warehouse equipment totaling $192,025.

NOTE 5- STOCKHOLDERS DEFICIT

Common Stock

On December 30, 2011, the Company filed Articles of Conversion with the Secretary of State of Utah to form a new corporation, The Green Polka Dot Box, Inc. and convert the LLC into a C Corporation. The conversion was effective at the end of business December 31, 2011 for 2012. As a result, on January 2, 2012, the Company transferred all of its assets and liabilities to GPDB. Also, on January 2, 2012, the Company issued 26,735,925 shares of common stock (had 100,000,000 authorized, no par value) to the members of the LLC in exchange for their units. The conversion was completed as 1 unit for 1 share. All options and warrants were also converted on a 1:1 basis. On February 29, 2012, GPDB entered into an Agreement and Plan of Merger to give effect to a reverse acquisition of GPDB by Vault America, Inc., through its wholly owned subsidiary Green PD Acquisitions, Inc., whereby GPDB became a wholly-owned subsidiary of Vault.

Prior to the closing of this transaction and pursuant to a certain Common Stock Purchase Agreement dated February 2, 2012, Vault sold 1,044,133 of its 1,144,324 issued and outstanding common shares, 460 of its 790 issued and outstanding Preferred Series A shares and 1,000 of its issued and outstanding 1,000 Preferred Series B shares to GPDB in exchange for $280,000. Simultaneous to the purchase of these shares, Vault spun out their subsidiary. Then, pursuant to the Agreement, Vault issued 9,919,028 common shares to the GPDB shareholders, in exchange for the 26,735,925 shares that GPDB had outstanding and simultaneously the 1,044,133 Vault common shares, the 460 Vault Preferred Series A shares and the 1,000 Vault Preferred Series B shares mentioned above, were cancelled. Also pursuant to the Agreement, Vault issued 33,000 common shares in exchange for its remaining 330 Preferred Series A shares. This transaction was accounted for as a reverse acquisition. GPDB is the surviving company and the acquirer for accounting purposes. In addition, all outstanding stock options and warrants were converted at the same ratio as the shares of common stock at the time of the reverse merger. All shares of common stock, stock options and warrants are reflected herein giving effect to the ratio of shares of Vault common stock exchanged for shares of GPDB common stock (.371:1).

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 5- STOCKHOLDERS DEFICIT (CONTINUED)

Common Stock (continued)

Simultaneous to the closing of the reverse acquisition transaction, the Company issued 264,815 common shares and 264,815 warrants to acquire an additional 264,815 common shares to certain holders of its convertible promissory notes. The Company issued 320,411 shares of common stock at a private placement price of $3.00 per share, which included a ratchet provision adjusted to $2.70 per share. The individuals subscribing to the private placement also received 224,000 warrants exercisable at a price of $4.50. The Company received $856,000 during the year ended December 31, 2012. There were 7,420 stock options exercised during March 2012 into shares of common stock. Additionally, 14,840 shares of common stock were issued during March 2012 to a shareholder of GPDB that was entitled to be issued 14,480 shares of common stock pursuant to the Agreement but was not recorded due to a clerical oversight.

The Company issued 110,000 shares of common stock for $310,000 of services during the year. The Company also issued 153,704 common shares in consideration of conversion of debt and interest totaling $415,000 as mentioned below in Note 6. As of the year ended, the Company had agreed to a conversion of a note and interest totaling $318,000, collected $50,000 from a subscription agreement, and promised employees $4,971 as bonus, all of which were issued in subsequent period, see Note 12 below for issuance, and are currently on the Company's financials as liabilities.

The Company has authorized 100,000,000 shares of $0.001 par value per share Common Stock, of which 10,769,705 were issued outstanding as of December 31, 2012.

Options

As noted in "Common Stock" above, all outstanding stock options issued in the Company prior to the reverse merger were converted to stock options at a ratio of .371:1.

As of December 31, 2012, the Company has the following options outstanding:

Date Issued	Number Outstanding	Exercise Price	Contractual Life (Years)	Expiration Date
Balance, January 1, 2008	-			
December 31, 2008	7,420	$ 0.67	2	12/31/2014
December 31, 2009	37,100	$ 0.67	3	12/31/2015
December 31, 2010	7,420	$ 0.67	4	12/31/2016
December 31, 2011	3,695,460	$ 0.67	5	12/31/2017
December 31, 2012	385,650	$ 0.67	6	12/31/2018
Exercised in 2012	(7,420)	$ 0.67		
Forfeited in 2012	(1,313,958)	$ 0.67		
Balance, December 31, 2012	2,811,672	$ 0.67		

Prior to 2012, the Company valued these options upon the vesting of the option based upon the fair value of the option which was determined to be the strike price of the option as the strike price and fair value price were identical. There was no trading of Common units during these periods, and the Company utilized the American Institute of Certified Public Accountants Practice Guide on Valuation of Privately-Held Common Equity Securities Issued as Compensation as a guide. The Company has determined the estimated value of the options granted to employees and non-employees using the Black-Scholes pricing model and the following assumptions: stock price at valuation, $2.00-11.05; expected term of six years, exercise price of $0.67, a risk free interest rate of 0.62-1.04 percent, a dividend yield of 0 percent and volatility of 31-42 percent.

During the year ended December 31, 2012, the Company issued an additional 385,650 options to employees, of which 5,565 vested immediately, 50,085 were forfeited, and the remaining 330,000 vest during 2013 through 2015. The value of the 5,565 options for

2012 of $3,729 is included in the consolidated statements of operations. Of the options issued in prior periods, 532,537 vested during the year ended December 31, 2012.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 5- STOCKHOLDERS' DEFICIT (CONTINUED)

Options (continued)

The value of these options of $769,492 is included in the consolidated statements of operations. Also during the year ended December 31, 2012, the Company cancelled an additional 1,263,873 of its outstanding options and 7,420 were exercised.

Of the 4,133,050 options granted, 1,035,188 are vested with the remaining 1,136,143 options vesting in December 2013 through 2015.

Warrants

The Company has also issued warrants in association with convertible notes payable that were issued during December 31, 2011 up to February 29, 2012. Upon the closing of the reverse acquisition transaction, the convertible notes payable ($715,000) were converted to equity. A total of 264,818 warrants were issued upon conversion of the convertible notes payable. These warrants are 5-year warrants that have an exercise price of $4.50 per share.

After the reverse acquisition, the Company issued warrants to purchase a total of 1,639,630 shares of the Company's common stock. As described in Note 6, the Company issued the warrants attached to convertible notes. The warrants were valued using the Black-Scholes pricing model under the assumptions noted below. The Company apportioned value to the warrants based on the relative fair market value of the Common Stock and warrants. The derivatives related to the warrants were valued at $1,301,120 as of December 31, 2012.

The following table presents the weighted average assumptions used to estimate the fair values of the warrants granted:

	2012
Expected volatility	31-42%
Expected dividends	0%
Expected term	4-5 Years
Risk-free interest rate	0.62-1.04%

Additionally, the Company issued warrants to other investors who participated in the Company's Private Placement Offering. During the year ended December 31, 2012, the Company issued 310,004 warrants to those investors. These warrants are 5-year warrants that have an exercise price of $4.50 per share.

The Company has the following warrants outstanding December 31, 2012:

Number of Warrants	Maturity Date	Exercise Points
264,818	December 2016	$ 4.05
248,889	March 2017	$ 4.05
500,000	April 2017	$ 3.00
111,111	May 2017	$ 4.05
18,519	June 2017	$ 4.05
650,000	October 2017	$ 3.00
111,111	November 2017	$ 4.05
1,904,448	Total Outstanding	

NOTE 6- LOANS PAYABLE

Loans Payable – Other

Since 2009 and prior to January 1, 2012, the Company entered into convertible bridge loans for working capital purposes with various individuals. Prior to January 1, 2012, the Company had borrowed $925,500, repaying $60,000 of these loans, and converting $815,500 (along with $145,205 of accrued interest) of these loans into 3,791,177 units during the year ended December 31, 2011. The conversions were recorded at $0.25 into units, and all accrued interest on these loans was also converted. These loans are interest bearing at 16% per annum and all were past due when converted. All of the notes except one note for $50,000 was either repaid or converted by December 31, 2012. Interest expense for the year ended December 31, 2011 on these loans was $46,209. The $50,000 loan along with accruedinterest of $23,912 remains outstanding at December 31, 2012.

In June 2008, the Company entered into a lease agreement for offices space which was terminated in June 2012. At termination date, the Company owed the Landlord $29,064 in back rent. Prior to the termination agreement, the Company signed a promissory note in May 2012 to pay the total back rent plus interest of 7% per annum with monthly payments of $3,382.42 beginning April 1, 2012 through maturity date of May 1, 2013. The Company made payments totaling $7,620 during the year and the loan is currently in default. According to the terms of default, the loan shall accrue interest of 18% per annum. As of December 31, 2012, $21,444 remained on the loan along with accrued interest of $1,407.

Convertible Promissory Notes

The Company, beginning in December 2011 and continuing to early 2012, in an effort to raise capital to complete a transaction that could result in a reverse merger with a publicly traded company, with the assistance of an investment banking firm, raised $415,000 in convertible notes.

The Convertible Notes Agreement contains a "mandatory conversion" clause that provides for a mandatory conversion of the notes to equity in the event a "reverse merger" transaction was completed by the Company prior to June 30, 2012, the maturity date of the notes. The reverse merger transaction was completed on February 29, 2012 and $415,000 of convertible notes converted to equity. The Company issued 153,704 shares of its common stock to the note-holders in the conversion of the $415,000.

As of December 31, 2012, the Company has $8,143 recorded in accrued interest related to the $415,000. The value of the warrants were used to determine the discount on the convertible notes which amounted to $222,222 at the end of 2011 and an additional discount of $8,400 was recorded as discount on convertible notes during 2012. The discount was amortized and recorded as amortization of debt discount through the date of conversion. The total amount of amortization of the debt discount reported during the year ended December 31, 2012 was $230,622.

Furthermore, on February 29, 2012, pursuant to a series of subscription agreements, the Company issued and sold additional promissory notes in the aggregate principal amount of $300,000. Upon the closing of the reverse merger transaction on February 29, 2012, those convertible notes were also automatically converted into common stock. The Company issued 111,111 shares of its common stock to the note holders in the conversion of the $300,000. As of December 31, 2012 there were no convertible notes outstanding related to these note holders.

On April 9, 2012, the Company issued a convertible note for $500,000, which was to be received in three installments of $300,000, $100,000 and $100,000. The first installment of $300,000 has a maturity date of October 16, 2015. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 300,000 shares of the Company's Common Stock. The warrant has an exercise price of $3.00 per share and a contractual life of 5 years from the issuance date. The value of the beneficial conversion feature (BCF) recorded was $422,222 and the debt discount related to the attached warrants was $149,727 on the date of issuance. As of December 31, 2012, the principal balance of the note was $300,000, with a remaining debt discount and BCF of $95,169 and $-0-, respectively, and accrued interest totaling $10,692.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 6- LOANS PAYABLE (CONTINUED)

Convertible Promissory Notes (continued)

On July 9, 2012, the Company issued a second installment on the convertible note for $500,000 in the amount of $100,000 bearing the same maturity date of October 16, 2015. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 100,000 shares of the Company's Common Stock. The warrant has an exercise price of $3.00 per share and a contractual life of 5 years from the issuance date. The value of the BCF recorded was $52,222 and the debt discount related to the attached warrants was $49,992 on the date of issuance. As of December 31, 2012, the principal balance of the note was $100,000, with a remaining debt discount and BCF of $36,761 and $-0-, respectively, and accrued interest totaling $5,490.

On August 21, 2012, the Company received the final installment on the convertible note for $500,000 in the amount of $100,000 bearing the same maturity date of October 16, 2015. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 100,000 shares of the Company's Common Stock. The warrant has an exercise price of $3.00 per share and a contractual life of 5 years from the issuance date. The value of the BCF recorded was $52,222 and the debt discount related to the attached warrants was $44,181 on the date of issuance. As of December 31, 2012, the principal balance of the note was $100,000, with a remaining debt discount and BCF of $34,396 and $-0-, respectively, and accrued interest totaling $4,340.

On May 25, 2012, the Company issued a convertible note for $300,000 with a maturity date of November 24, 2012. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 111,111 shares of the Company's Common Stock. The warrant has an exercise price of $4.05 per share and a contractual life of 5 years from the issuance date. The value of the BCF recorded was $156,667 and the debt discount related to the attached warrants was $109,785 on the date of issuance. On November 24, 2012, the note holder signed a conversion agreement for the entire principal and interest, which has not yet been issued to the note holder and remains as a payable on the Company's books as of December 31, 2012, see subsequent events footnote 12 below for issuance of shares. As of December 31, 2012, the principal balance of the note was $300,000, with a remaining debt discount and BCF of $0 and $0, respectively, and accrued interest totaling $18,000.

On October 16, 2012, the Company issued a convertible note for $500,000 with a maturity date of October 16, 2015. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 500,000 shares of the Company's Common Stock vested immediately, with an additional 150,000 vesting at a rate of 50,000 three anniversary dates. The warrant has an exercise price of $3.00 per share and a contractual life of 5 years from the issuance date. The value of the BCF recorded was $261,111 and the debt discount related to the attached warrants was $135,780 on the date of issuance. As of December 31, 2012, the principal balance of the note was $500,000, with a remaining debt discount and BCF of $130,600 and $-0-, respectively, and accrued interest totaling $12,493.

On November 29, 2012, the Company issued a convertible note for $300,000 with a maturity date of June 30, 2013. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 111,111 shares of the Company's Common Stock. The warrant has an exercise price of $4.05 per share and a contractual life of 5 years from the issuance date. The value of the BCF recorded was $61,111 and the debt discount related to the attached warrants was $51,733 on the date of issuance. As of December 31, 2012, the principal balance of the note was $300,000, with a remaining debt discount and BCF of $50,840 and $0, respectively, and accrued interest totaling $3,156.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 7- MEMBERSHIP AGREEMENTS – REWARD POINT LIABILITY AND DEFERRED REVENUE

The Company's customers have the option of entering into four distinct membership agreements.

"Founding Trust Membership" – the "Founding Trust Membership" is a lifetime membership agreement, that requires the member to pay $2,000. Upon payment of this fee, the member receives 2,000 reward points, plus an additional bonus of 500 points (value of $2,500 per member, $1 per point). In addition to the 2,500 reward points received for signing up, each member has the opportunity to receive an additional 2,000 points over 18 months if the criteria in the agreement are met. The Company has accounted for these "Founding Trust Membership Fees" as deferred revenue for the $2,000 paid. The Company will reclassify the $2,000 of deferred revenue to current period revenue based on a formula of the initial 2,500 points being used. Since the members receive 2,500 points initially, the deferred revenue will be recorded as current period revenue based on 80% of the first 2,500 points used (2,000/2,500). Additionally, the 2,500 points are classified as a reward point liability and deferred cost and written off to cost of sales when points per member are redeemed. The Company will accrue the additional 2,000 bonus points monthly in accordance with the agreement as "deferred costs" and "reward point liability" as well. In addition, the "Founding Trust" members are able to earn points for referrals to future members that sign up. As the points are redeemed in the members' sales, the deferred costs will be reclassified to the cost of sales in the current period.

Charter Membership" – the "Charter Membership" is a lifetime membership agreement that requires the member to pay $1,000. Upon payment of this fee, the member receives 1,000 reward points, plus an additional bonus of 400 points (value of $1,400 per member, $1 per point). In addition to the 1,400 reward points received for signing up, each member has the opportunity to receive an additional 600 points over 15 months if the criteria in the agreement are met. The Company has accounted for these "Charter Membership Fees" as deferred revenue for the $1,000 paid. The Company will reclassify the $1,000 of deferred revenue to current period revenue based on a formula of the initial 1,400 points being used. Since the members receive 1,400 points initially, the deferred revenue will be recorded as current period revenue based on 80% of the first 1,400 points used (1,000/1,400). The Company will accrue the additional 600 bonus points monthly in accordance with the agreement as "deferred costs" and "reward point liability" as well. In addition, the "Charter" members are able to earn points for referrals to future members that sign up. As the points are redeemed in the members' sales, the deferred costs will be reclassified to the cost of sales in the current period.

As of December 31, 2012, the "deferred revenue" for the "Founding Trust" and "Charter" members totals $1,470,034 In addition; the "reward point liability" at December 31, 2012 for the "Founding Trust" and "Charter" members totals $2,933,888. The Company has recorded $710,975 in current period revenue as a result of the redemption of reward points recorded as "deferred revenue". In addition, during the period the Company recorded a total of $3,407,688 as deferred costs and reward point liability that represents all of the points provided to "Founding Trust" and "Charter" members during the period for reward points that were given to them or earned by them. Also during the period, $966,823 was reclassified to cost of sales for deferred costs. The balance at December 31, 2012 for deferred costs was $2,933,888.

As of December 31, 2012, the "Founding Trust Membership" and "Charter Membership" are no longer available to customers.

"Rewards" – the "rewards" members pay an annual membership fee of $125 that is classified as deferred revenue and amortized by the Company over 12 months. The "rewards" members have the availability to earn rewards points for shopping in accordance with their agreement. As of December 31, 2012, the reward membership is no longer available to new customers but existing reward members can continual to renew their reward membership annually.

"Club" – the "Club" members' pay an annual membership fee of $50 that is classified as deferred revenue and amortized by the Company over 12 months. The "club" agreement was an early agreement the Company offered which enables the members to pay $50 per year to shop on the site. There is no reward point system for this membership class. "Club" members were offered the opportunity to upgrade their membership to the "Rewards" membership for $75.

Through December 31, 2012, the Company has a total of $187,634 in deferred revenue for "Rewards" and "Club" membership fees.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 7- MEMBERSHIP AGREEMENTS – REWARD POINT LIABILITY AND DEFERRED REVENUE (CONTINUED)

The reward points are detailed in the table below:

Year/Period	Membership Points	Bonus Points	Earned Points	Redeemed Points	Total
Balance, January 1, 2011	-	-	-	-	-
Point Activity for the Year 2011	547,979	-	-	(54,956)	493,023
Balance, December, 31, 2011	547,979	-	-	(54,956)	493,023
Point Activity for the Year 2012	889,555	2,319,157	198,976	(966,823)	2,440,865
Balance, December, 31, 2012	1,437,534	2,319,157	198,976	(1,021,779)	2,933,888

Less than 1% of the Company's Founding Trust Memberships were sold to related parties.

NOTE 8- INCOME TAXES

On December 30, 2011, the Company filed Articles of Conversion with the Secretary of State of Utah to form a new corporation, The Green Polka Dot Box, Inc. and convert the LLC into a C Corporation. The conversion was effective at the end of business December 31, 2011 for 2012. As a result, on January 2, 2012, the Company transferred all of its assets and liabilities to The Green Polka Dot Box, Inc. Also, on January 2, 2012, the Company issued shares of common stock (had 100,000,000 authorized, no par value) to the members of the LLC in exchange for their units.

Deferred income taxes are determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities. Deferred income taxes are measured based on the tax rates expected to be in effect when the temporary differences are included in the Company's tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

As of December 31, 2012, there is no provision for income taxes, current or deferred.

	December 31, 2012
Net Operating losses	$ (644,356)
Valuation allowance	644,356
	$ -

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 34% to pretax income from continuing operations for the years ended December 31, 2012 due to the following:

	December 31, 2012
Income tax benefit at U. S. federal statutory rates:	$ (2,264,732)
Deferred Costs	(997,522)
Deferred Revenue	1,561,130
Stock-based compensation	361,410
Stock issued for services	108,800
Derivative liability	442,380
Amortization of debit discount	144,178
	$ (644,356)

NOTE 8- INCOME TAXES (CONTINUED)

At December 31, 2012, the Company had a net operating loss carry forward in the amount of $2,264,732, available to offset future taxable income through 2032. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in future periods.

A reconciliation of the Company's effective tax rate as a percentage of income before taxes and federal statutory rate for the years ended December 31, 2012 is summarized below.

Federal statutory rate	34.0%
State income taxes, net of federal	0.0%
Valuation allowance	34.0%

NOTE 9- COMMITMENTS

The Company leased office and warehouse space in Utah that began on October 1, 2011 and expires on September 30, 2012. Beginning October 1, 2012 the Company leases the space on a month to month basis. The monthly rent under this lease is $8,694 per month including utilities and common area charges.

The Company has recorded a security deposit in the amount of $6,781 in accordance with the lease terms. In addition, the Company also entered into an office lease on October 10, 2011 that expires on October 9, 2013. The monthly rent under the office lease is $4,090, with a 3% increase in year 2 of the lease.

The Company has recorded a security deposit in the amount of $4,213 in accordance with the lease terms. Rent expense including the other charges was $61,251 and $87,331 for the year ended December 31, 2012 and 2011, respectively.

NOTE 10- FAIR VALUE MEASUREMENTS

The Company adopted certain provisions of ASC Topic 820. ASC 820 defines fair value, provides a consistent framework for measuring fair value under generally accepted accounting principles and expands fair value financial statement disclosure requirements. ASC 820's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions. ASC 820 classifies these inputs into the following hierarchy:

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 10- FAIR VALUE MEASUREMENTS (CONTINUED)

Level 1 inputs: Quoted prices for identical instruments in active markets.

Level 2 inputs: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 inputs: Instruments with primarily unobservable value drivers.

The following table presents assets and liabilities that are measured and recognized at fair value as of December 31, 2012 and 2011, on a recurring basis:

Assets and liabilities measured at fair value on a recurring basis at December 31, 2012	Level 1	Level 2	Level 3	Total Carrying Value
Stock warrant derivative liabilities	$ -	$ -	$ (1,301,119)	$ (1,301,119)
	$ -	$ -	$ (1,301,119)	$ (1,301,119)

Assets and liabilities measured at fair value on a recurring basis at December 31, 2011:	Level 1	Level 2	Level 3	Total Carrying Value
Stock warrant derivative liabilities	$ -	$ -	$ -	$ -
	$ -	$ -	$ -	$ -

NOTE 11- OBLIGATION UNDER CAPITAL LEASE

The Company has entered into three capital leases for warehouse equipment. At December 31, 2012, minimum future annual lease obligations are as follows:

Year Ending		
December 31, 2013	$	55,740
December 31, 2014		54,145
December 31, 2015		54,145
December 31, 2016		54,145
December 31, 2017		48,537
		266,712
Less: Amounts representing interest		(85,131)
Total		181,581
Current portion		(52,219)
Long-term portion	$	129,362

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 12- SUBSEQUENT EVENTS

On February 21, 2013, the Company issued a convertible note for $300,000 with a maturity date of February 21, 2016. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 300,000 shares of the Company's Common Stock. The warrant has an exercise price of $3.00 per share and a contractual life of 3 years from the issuance date. The value of the BCF recorded was $5,556 and the debt discount related to the attached warrants was $57,694 on the date of issuance.

On March 26, 2013, the Company issued a convertible note for $30,000 with a maturity date 90 days from issuance. The note bears an interest rate of 8% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. The value of the BCF recorded was $20,111 on the date of issuance.

The warrants were valued using the Black-Scholes pricing model under the assumptions of an expected volatility of 33%, expected dividends of 0%, Expected term of 3 years, and a risk-free interest rate of .40%. The Company apportioned value to the warrants based on the relative fair market value of the Common Stock and warrants. The derivatives related to the warrants were valued at $163,533 as of February 21, 2013.

The Company issued 23,334 shares of common stock at a private placement price of $3.00 per share. The Company received $70,000 In February 2013.

The Company issued 141,814 shares of common stock for stock issuable in 2012 on March 29, 2013, as mentioned in the notes above as part of a stock bonus to employees, conversion of debt and interest, increase in shares as part of a ratcheting provision, and for proceeds received for stock subscriptions.

NOTE 13- RESTATEMENT

The consolidated financial statements have been restated for the year ended December 31, 2012. The Company identified a misstatement in the reward point liability that was reported and in sales as reflected in the treatment of these reward points when redeemed. All corrections have been made in these restated financial statements.

	December 31, 2012		
	As Filed	Adjustment	As Restated
Balance Sheets			
Deferred costs, net	$ 805,139	$ 2,128,749	$ 2,933,888
Accounts payable and accrued expenses	971,829	(1)	971,828
Reward point liability	285,735	2,648,153	2,933,888
Accumulated Deficit	(10,944,954)	(519,403)	(11,464,357)
Statement of Operations			
Merchandise sales, net of discounts	1,264,872	691,357	1,956,229
Other sales	15,310	28,352	43,662
Cost of sales	2,226,390	1,225,931	3,452,321
General and administrative	556,497	4,067	560,564
Interest income (expense)	(508,379)	(9,114)	(517,493)
Net loss	(6,141,573)	(519,403)	(6,660,976)
Loss per share	(0.67)	(0.05)	(0.72)

Unaudited Consolidated Financial Statements as of June 30, 2013:

The following unaudited financial statements have been prepared by the Company without having been reviewed by the Company's independent auditors and are the sole responsibility of management of the Company:

GREEN POLKADOT BOX INCORPORATED
UNAUDITED CONSOLIDATED BALANCE SHEETS
For the Three and Six Months Ended June 30, 2013 and 2012

	June 30, 2013	December 31, 2012
ASSETS		
Current assets:		
Cash	$ 21,133	$ 149,027
Accounts receivable	-	75,191
Inventory	333,297	420,327
Prepaid assets	8,403	10,941
Total current assets	362,833	655,486
Fixed assets, net	384,325	381,954
Security deposits	10,994	10,994
Deferred costs, net	3,366,087	2,933,888
Total assets	$ 4,124,239	$ 3,982,322
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities		
Accounts payable and accrued expenses	$ 1,210,322	$ 971,828
Checks drawn in excess of bank balance	25,494	-
Convertible notes payable, net of discounts of $917,869 and $347,766 at June 30, 2013 and December 31, 2012, respectively	2,004,569	1,252,234
Loan payable-other	71,444	71,444
Reward point liability	3,366,087	2,933,888
Deferred revenue - founding trust members	895,447	1,470,034
Deferred revenue - annual and club membership	139,979	187,634
Derivative liability	3,961,324	1,301,119
Current portion of obligation under capital lease	34,685	52,219
Total current liabilities	11,709,351	8,240,400
Loan payable, net of current portion	42,118	-
Obligation under capital lease, net of current portion	122,291	129,362
Total long-term liabilities	164,409	129,362
Total liabilities	11,873,760	8,369,762
Stockholders' deficit		
Common stock; ($.001 par value) 100,000,000 shares authorized, 10,934,853 and 10,769,705 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively	10,935	10,770
Additional paid in capital	8,293,477	7,066,147
Accumulated deficit	(16,053,933)	(11,464,357)
Total stockholders' deficit	(7,749,521)	(4,387,440)
Total liabilities and stockholders' deficit	$ 4,124,239	$ 3,982,322

The accompanying notes are an integral part of these financial statements.

GREEN POLKADOT BOX INCORPORATED
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
For the Three and Six Months Ended June 30, 2013 and 2012

	Three Months Ended June 30,		Six Months Ended June 30,	
	2013	2012	2013	2012
SALES				
Merchandise sales, net of discounts	$ 441,057	$ 183,655	$ 1,259,770	$ 375,788
Membership revenue, annual and club	109,446	17,073	196,699	28,981
Membership revenue, founding trust memberships	278,700	172,713	574,587	357,345
Other	24,721	2,580	60,464	15,325
TOTAL SALES	853,924	376,021	2,091,520	777,439
COST OF SALES	994,987	324,088	2,170,700	773,922
GROSS PROFIT	(141,063)	51,933	(79,180)	3,517
OPERATING EXPENSES				
Wages and professional fees	479,359	411,083	802,713	1,039,070
Development costs	7,724	-	11,514	-
Advertising, promotion and marketing costs	39,731	13,265	89,895	21,093
Warehouse expenses and supplies	25,405	109,051	185,562	170,989
Rent expenses	18,308	24,029	26,489	36,300
Depreciation and amortization	30,251	21,439	60,695	41,930
General and administrative	173,004	136,004	269,794	378,371
Total Operating Expenses	773,782	714,871	1,446,662	1,687,753
INCOME (LOSS) FROM OPERATIONS	(914,845)	(662,938)	(1,525,842)	1,684,236)
OTHER INCOME (EXPENSE)				
Interest income (expense)	(76,234)	(23,154)	(192,655)	(32,698)
Loss on disposal of assets	-	-	-	(80,015)
Amortization of debt discount	(44,846)	(51,634)	(87,561)	(282,256)
Amortization of beneficial conversion features	(123,200)	-	(123,313)	-
Gain (loss) on derivative valuation	689,994	(687,704)	(2,660,205)	(687,704)
Total Other Income (Expense)	445,714	(762,492)	(3,063,734)	(1,082,673)
LOSS BEFORE INCOME TAXES	(469,131)	(1,425,430)	(4,589,576)	(2,766,909)
PROVISION (BENEFIT) FOR INCOME TAXES	-	-	-	-
NET LOSS	$ (469,131)	$ (1,425,430)	$ (4,589,576)	$ (2,766,909)
Basic and Diluted Loss Per Share of Common Stock	$ (0.04)	$ (0.13)	$ (0.42)	$ (0.37)
Weighted Average Number of Shares Outstanding	10,934,853	10,578,729	10,856,385	7,424,235

The accompanying notes are an integral part of these financial statements.

GREEN POLKADOT BOX INCORPORATED
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2013 and 2012

	Six Months Ended June 30,	
	2013	2012
Cash Flows from Operating Activities:		
Net loss	$ (4,589,576)	$ (2,766,909)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	60,695	41,930
Amortization of debt discount	87,561	128,696
Amortization of beneficial conversion feature	123,314	-
Loss on sale of fixed assets	-	80,015
Gain on derivative valuation	2,660,205	687,704
Stock issued for services	-	14,971
Stock based compensation	-	3,729
Provision for obsolete inventory	-	8,000
Noncash value of reward points redeemed	(714,566)	(87,761)
Noncash value of reward points awarded	1,146,765	220,615
Noncash value of deferred costs expensed	714,566	87,761
Noncash value of deferred costs for points awarded	(1,146,765)	(220,615)
Amortization of deferred revenue from membership fees	(622,242)	(320,548)
Changes in assets and liabilities:		
Increase (decrease) in accounts receivable	75,191	-
Increase (decrease) in inventory	87,030	(56,876)
Increase (decrease) in other receivables	1,329	(22)
Increase (decrease) in prepaid assets	1,209	-
Increase (decrease) in accounts payable and accrued expenses	113,864	922,807
Increase (decrease) in checks drawn in excess of bank	25,494	-
Increase (decrease) in accrued interest	181,146	-
Net cash flows used in operating activities	(1,794,780)	(1,256,503)
Cash flows from investing activities:		
Acquisition of fixed assets	(63,065)	(25,916)
Net cash paid in reverse acquisition	-	(282,450)
Net cash flows used in investing activities	(63,065)	(308,366)
Cash flows from financing activities:		
Payments under capital lease	(24,605)	(4,671)
Proceeds received from loan payable	42,118	-
Proceeds received from convertible promissory notes	1,622,438	615,000
Common stock issued for cash	90,000	746,000
Net cash flows provided by financing activities	1,729,951	1,356,329
Net Increase(Decrease) in cash and cash equivalents	(127,894)	(208,540)
Beginning Cash and Cash equivalents	149,027	391,437
Ending Cash and Cash equivalents	$ 21,133	$ 182,897
Supplemental Disclosures of Cash flow information:		
Cash paid for interest	$ 17,390	$ 10,093
Cash paid for income taxes	$ -	$ -
Supplemental Disclosures of Non-cash Investing and Financing Activities		
Common shares issued in conversion of convertible notes	$ 318,000	$ 415,000
Fixed assets acquired through capital lease	$ -	$ 36,393
Increase in debt discount on convertible debt	$ 107,694	$ 630,362
Increase in beneficial conversion feature on convertible debt	$ 673,284	$ -

The accompanying notes are an integral part of these financial statements.

GREEN POLKADOT BOX INCORPORATED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2013

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION

On January 18, 2008, The Green Polka Dot Box, LLC ("GPDB LLC") was organized as a limited liability company (LLC) under the laws of the State of Utah.

On December 30, 2011, GPDB LLC filed Articles of Conversion with the Secretary of State of Utah to form a new corporation, The Green Polka Dot Box, Inc. ("GPDB") and convert GPDB LLC to a C Corporation. The conversion was effective at the end of business December 31, 2011 for 2012. As a result, on January 2, 2012, GPDB LLC transferred all of its assets and liabilities to GPDB. Also, on January 2, 2012, GPDB issued shares of common stock (100,000,000 authorized, no par value) to the members of the LLC in exchange for their units. The conversion was completed as 1 unit for 1 share. All options and warrants were also converted on a 1:1 basis.

On February 29, 2012, GPDB entered into an Agreement and Plan of Merger to give effect to a reverse acquisition of GPDB by Vault America, Inc. ("Vault"), through its wholly owned subsidiary Green PD Acquisitions, Inc., whereby GPDB became a wholly-owned subsidiary of Vault (the resultant entity, the "Company").

Vault, formerly MoneyFlow Systems International Inc. ("MoneyFlow"), was incorporated on April 25, 2001 under the laws of the State of Nevada. Security Bancorp Inc. ("Security Bancorp"), Vault's wholly owned subsidiary, was organized on August 3, 1992 in Alberta, Canada and was inactive until January 5, 1999 when it changed its name to Security Bancorp Inc. and began operations under the name CA$H STATION(R). In July 2001, Security Bancorp and MoneyFlow approved a share exchange agreement whereby MoneyFlow issued 14,000,000 shares of its common stock in exchange for 100% of the issued and outstanding shares of Security Bancorp. In connection with this agreement, Security Bancorp became a wholly owned subsidiary of MoneyFlow. On April 1, 2002, MoneyFlow formed a wholly owned Canadian subsidiary, Intercash POS Systems Ltd., ("Intercash") through which MoneyFlow conducted its Point-of-Sale business. Point-of-Sale terminals allow customers to use their debit and credit cards to make purchases and obtain cash on the premises of businesses. On August 31, 2004, MoneyFlow sold the majority of its Point-of-Sale business to BP Financial Corp. for approximately $258,000 in cash pursuant to a purchase and sale agreement, and Intercash is no longer an operating subsidiary of MoneyFlow. The Point-of-Sale terminals that were not part of the sale are being managed by Security Bancorp, and the Company does not plan to sell any new terminals.

Since May 1999, Security Bancorp was involved in successfully supplying, installing, maintaining and managing ATM machines which it places on the premises of property owners and businesses for the purpose and convenience of dispensing cash and other services. Security Bancorp is a member of the Automated Teller Machine Industry Association (ATMIA), which serves the industry in Canada and the United States. Security Bancorp has placed ATMs in convenience stores, grocery stores, service stations, hotels, motels, hospitals, night clubs, casinos, restaurants, truck stores, airports and many other locations. Security Bancorp's ATMs accept VISA, Mastercard, Interac, Maestro, Cirrus, Circuit and American Express (Canada). Security Bancorp has a website located at http://www.cashstation.net. Security Bancorp operates its ATMs under the trademark "CA$H STATION(R)."

In October 2004, MoneyFlow acquired Interglobe Investigation Services Inc. ("Interglobe"), organized on August 3, 1992 in British Columbia, pursuant to a share exchange agreement whereby MoneyFlow issued 500,000 shares of its common stock in exchange for 100% of the issued and outstanding shares of Interglobe, and Interglobe became a subsidiary of MoneyFlow. Interglobe provides security consulting services and related products and services to companies and individuals, and also supplies and installs custom remote access digital surveillance systems. Subsequent to the acquisition, during the second quarter of the 2005 fiscal year, MoneyFlow elected to divest itself of the physical surveillance part of the business. MoneyFlow continued to operate its digital surveillance business under the name Interglobe Security until the sale of the on-hand inventory.

During its fiscal year ended October 31, 2011, Vault completed an agreement pursuant to which it divested itself of all its ATM operations. Subsequent to the sale, management elected to consolidate all its operations and focus on growing its business and shareholder value through a leveraged investment approach with the intention of

GREEN POLKADOT BOX INCORPORATED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2013

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

concentrating its efforts in the real estate sector. More particularly, management pursued opportunities in the southwestern United States with the emphasis being in Arizona, Nevada and California.
On February 29, 2012, GPDB entered into an Agreement and Plan of Merger (the "Agreement") to give effect to a reverse acquisition of GPDB by Vault, through its wholly owned subsidiary Green PD Acquisitions, Inc., whereby GPDB became a wholly-owned subsidiary of Vault.

Prior to the closing of this transaction and pursuant to a certain Common Stock Purchase Agreement dated February 2, 2012, Vault sold 1,044,133 of its 1,144,324 issued and outstanding common shares, 460 of its 790 issued and outstanding Preferred Series A shares and 1,000 of its issued and outstanding 1,000 Preferred Series B shares to GPDB in exchange for $280,000. Simultaneous to the purchase of these shares, Vault spun out its subsidiary. Then, pursuant to the Agreement, Vault issued 9,919,028 common shares to the GPDB shareholders, in exchange for the 26,735,925 shares that GPDB had outstanding and simultaneously the 1,044,133 Vault common shares, the 460 Vault Preferred Series A shares and the 1,000 Vault Preferred Series B shares mentioned above, were cancelled. Also pursuant to the Agreement, Vault issued 33,000 common shares in exchange for its remaining 330 Preferred Series A shares.

This transaction was accounted for as a reverse acquisition. GPDB is the surviving company and the acquirer for accounting purposes. Following the completion of reverse merger, The Company changed its name from Vault America, Inc. to Green Polka Dot Box Incorporated. The Company also changed its reporting year-end from October 31 to December 31.

The Company has developed and now operates an innovative online membership business providing natural and organic foods, products and information to the marketplace. The mission of the Company is to educate consumers about good, healthy food choices and then offer those good choices at the best value possible. The Company's website is designed for members to "learn" and "shop".

The "learn" section of the website is designed to provide members an online publication of current information related to dietary lifestyle preferences and good nutrition and health practices that includes expert commentary, recipes, scientific discoveries, documented research, and the ability to ask questions and receive feedback. The Company plans to develop and complete the "learn" section of the website during 2013.

The "shop" section of the website provides members with hundreds of popular name brand products, healthy foods, supplements, cooking products, and household and personal care products including many of their favorite brands and items they are already using in their daily diet. Products will be priced at the best value possible based on wholesale bulk volume purchasing and membership rewards programs; and, then delivered directly to their homes.

The Company raised investment capital from the founder and private investors to fund the "start-up" of the Company, research into the organic and natural foods and products industry and market opportunities, and the design and development of a state-of-the-art website and online shopping. The Company began selling its products in December 2011.

Effective December 31, 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, Generally Accepted Accounting Principles – Overall ("ASC 105-10"). ASC 105-10 establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative.

GREEN POLKADOT BOX INCORPORATED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2013

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The FASB will not issue new standards in the form of Statements, FASB Positions or Emerging Issue Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company began generating revenues in 2011 and generated losses totaling of $4,589,576 for the six months ended June 30, 2013 and has accumulated losses of $16,053,933 through June 30, 2013.

During the six months ended June 30, 2013, the Company raised $1,622,438 through the issuance of convertible notes and had sold $90,000 in shares of common stock. The Company believes it will need to raise an additional $5,000,000 to $5,500,000 to continue operations to a point where it may achieve positive cash flow.

The consolidated financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

We have prepared the accompanying financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") for interim financial reporting. These consolidated financial statements are unaudited and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our consolidated balance sheets, operating results, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for 2013 due to seasonal and other factors. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States ("GAAP") have been omitted in accordance with the rules and regulations of the SEC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid debt instruments and other short-term investments with maturity of three months or less, when purchased, to be cash equivalents. The Company maintains cash balances at three financial institutions that are insured by the Federal Deposit Insurance Corporation.

GREEN POLKADOT BOX INCORPORATED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2013

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets

The Company has fixed assets comprising of leasehold improvements, warehouse equipment, furniture and computer software and equipment, which are reflected on the books net of accumulated depreciation. Depreciation will be provided using the straight-line method over the estimated useful lives of the related assets ranging from 3 years to 10 years. Costs of maintenance and repairs will be charged to expense as incurred.

Inventory

Inventory is valued at the lower of cost (on a first-in, first-out (FIFO) basis) or market. Inventory of $341,297 as of June 30, 2013 consists of finished goods that are packaged and awaiting shipment. The Company has set up a reserve for obsolescence of inventory based on its estimate of goods that may not sell prior to their "best if used by date." Inventory is only removed upon use. The Company purchases its inventory direct from the manufacturer and includes these costs in its Cost of Sales as well as its packaging supplies, shipping, freight and duties costs. The inventory reserve is $8,000 at June 30, 2013.

Recoverability of Long-Lived Assets

The Company reviews the recoverability of their long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Fixed assets to be disposed of by sale will be carried at the lower of the then current carrying value or fair value less estimated costs to sell.

Fair Value of Financial Instruments

The carrying amount reported in the consolidated balance sheets for cash, accounts payable, and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. The Company does not utilize derivative instruments.

Income Taxes

Effective January 2, 2012, the Company converted from operating its business as a limited liability company (LLC) to operating its business as a C Corporation. Prior to the conversion, the Company was treated as a partnership for federal and state income tax purposes, and all losses generated through December 31, 2011 were passed through to the individual members of the LLC and taxed at their respective tax rates..

Beginning January 2, 2012 the Company will be responsible for filing all applicable federal and state income tax returns as a C Corporation. Because the Company is operating at a loss it has not included a provision for income taxes in its financial statements for the period ended June 30, 2013. In the future, the tax provision for interim reporting periods, and the Company's quarterly estimate of our annual effective tax rate will be subject to significant volatility due to several factors, including variability in accurately predicting our pre-tax and taxable income and loss, changes in law and relative changes of expenses or losses for which tax benefits are not recognized.

The Company accounts for income taxes utilizing the liability method of accounting. Under the liability method, deferred taxes are determined based on differences between financial statement and tax bases of assets and liabilities at enacted tax rates in effect in years in which differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that are expected to be realized.

GREEN POLKADOT BOX INCORPORATED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2013

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertainty in Income Taxes

The Company follows ASC 740-10, "*Accounting for Uncertainty in Income Taxes.*" This interpretation requires recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. Management has adopted ASC 740-10 for 2012, and will evaluate their tax positions on an annual basis, and has determined that as of June 30, 2013, no additional accrual for income taxes is necessary.

Revenue Recognition

The Company generates revenue from the sale of 1) its products and 2) its memberships. The Company generally recognizes merchandise sales revenue from the sale of its products as follows:

1) Persuasive evidence of an arrangement exists;
2) Delivery has occurred;
3) The price to the buyer is fixed or determinable, and
4) Collectability is reasonably assured.

Membership revenue represents membership fees paid by substantially all of the Company's annual "Rewards" and "Club" members. The Company accounts for membership fee revenue on a deferred basis, whereby revenue is recognized ratably over the one-year membership period.

The Company received additional funds through the sale of its Founding Trust and Charter Memberships. Each Founding Trust Membership was sold for $2,000. This $2,000 fee is recorded as "deferred revenue". In addition, each member receives 2,500 points just for signing up and is entitled to earn additional "reward" points upon completion of certain criteria in the Founding Trust Membership Agreement. Each Charter Membership was sold for $1,000. This $1,000 fee is recorded as "deferred revenue". In addition, each member receives 1,400 points just for signing up and is entitled to earn additional "reward" points upon completion of certain criteria in the Charter Membership Agreement. These additional points either provided or earned during the period are accrued as a "reward point liability" and as a deferred cost in the period earned, and reclassified to cost of sales upon redemption of the points. The Company will amortize the deferred revenue for Founding Trust Members to current revenue based on a formula utilizing 80% of the first 2,500 or points that a member spends. The formula is based on the fact that each member will receive 2,500 points upon entering into the agreement. 2,000 of these points is for the cash paid to be a founding trust member and the 500 points is a promotional advertising campaign the Company conducted to encourage members to sign up. The 20% will be a reduction of the "reward point liability" and deferred cost and reflected in the cost of sales. The deferred revenue for Charter Members is reclassified to current revenue based on the same formula using the points earned on the initial payment of $1,000 for 1,400 points.

The Company's Founding Trust, Charter and Reward members may qualify for certain "discounts" on the products they purchase. Additionally, the Founding Trust and Rewards members may earn "reward points" which they may apply toward future purchases. The Company accounts for those "reward points" as "reward point liability" when they are earned and reclassifies the "reward point liability" when these points are redeemed to cost of sales, and the value of these reward points as a deferred cost that is reclassified to cost of sales when those points are redeemed. Since the Company's sales are generated from online purchases of their merchandise, the customers use credits cards to pay for their purchases. The credit card companies generally take anywhere from two to three days to settle the cash into the Company's bank accounts. The sales are final upon order being placed. The sales that are not settled at the balance sheet date are reflected in cash as deposits in transit, as all sales are final.

GREEN POLKADOT BOX INCORPORATED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2013

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss Per Share of Common Stock

Basic net loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) include additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for periods presented. The following is a reconciliation of the computation for basic and diluted EPS:

		June 30, 2013
Net Loss	$	(4,589,576)
Weighted-average common shares outstanding (Basic)		10,856,385
Weighted-average common stock Equivalents		-
Convertible Promissory Notes		1,134,134
Stock Options		3,490,513
Warrants		2,204,448
Weighted-average common shares outstanding (Diluted)	$	17,685,480

NOTE 3- INVENTORY

The Company only holds finished goods inventory. As of June 30, 2013, the Company has $341,297 in inventory comprising of the deliverable merchandise to customers. Inventories are accounted for using the first-in first-out ("FIFO") and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customer, returns to product vendors, or liquidations, and expected recoverable values of each such disposition.

These assumptions about future disposition of inventory are inherently uncertain. The Company has analyzed the inventory as of June 30, 2013 and recorded a reserve for inventory obsolescence of $8,000 based on the estimated amount of inventory that may not sell prior to its "best if used by" date.

NOTE 4- FIXED ASSETS

Fixed assets as of June 30, 2013 and December 31, 2012 were as follows:

Assets	Estimated Useful Lives (years)		June 30, 2013		December 31, 2012
Furniture and Equipment	7	$	20,879	$	20,879
Automobile	5		47,618		-
Software	3		116,390		116,390
Computer Equipment	5		128,426		112,979
Warehouse Equipment	5		291,480		291,480
Leasehold Improvements	10		22,083		22,083
			626,877		563,811
Less: accumulated depreciation			(242,552)		(181,857)
Fixed Assets, net		$	384,325	$	381,954

GREEN POLKADOT BOX INCORPORATED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2013

NOTE 4- FIXED ASSETS (CONTINUED)

There was $30,251 and $21,439 charged to operations for depreciation expense for the three months ended June 30, 2013 and 2012, respectively and $60,695 and $41,930 for the six months ended June 30, 2013 and 2012, respectively. The Company continued to carry on its books capital leases for warehouse equipment totaling $192,025.

NOTE 5- STOCKHOLDERS DEFICIT

Common Stock

The Company has 10,934,853 common shares issued and outstanding at June 30, 2013.

The Company issued 40,001 shares of common stock for $140,000 in cash during the six month period. $50,000 had been collected in a prior period and had been recorded as a liability.

During the six months ended June 30, 2013, the Company issued 125,147 shares associated with a conversion of a note and interest totaling $318,000, $50,000 collected from a subscription agreement, and promised employees $8,518 as bonus, which were on the Company's financials as liabilities as of December 31, 2012.

Options

As of June 30, 2013, the Company has the following options outstanding:

Date Issued	Number Outstanding	Exercise Price	Contractual Life (Years)	Expiration Date
Balance, January 1, 2008	-			
December 31, 2008	7,420	$ 0.67	1.5	12/31/2014
December 31, 2009	37,100	$ 0.67	2.5	12/31/2015
December 31, 2010	7,420	$ 0.67	3.5	12/31/2016
December 31, 2011	3,695,460	$ 0.67	4.5	12/31/2017
December 31, 2012	385,650	$ 0.67	5.5	12/31/2018
Exercised in 2012	(7,420)	$ 0.67		
Forfeited in 2012	(1,313,958)	$ 0.67		
Balance, December 31, 2012	2,811,672	$ 0.67		
Forfeited through June 30, 2013	(244,562)	$ 0.67		
Balance, June 30, 2013	2,567,110	$ 0.67		

Prior to 2012, the Company valued these options upon the vesting of the option based upon the fair value of the option which was determined to be the strike price of the option as the strike price and fair value price were identical. There was no trading of Common units during these periods, and the Company utilized the American Institute of Certified Public Accountants Practice Guide on Valuation of Privately-Held Common Equity Securities Issued as Compensation as a guide. The Company has determined the estimated value of the options granted to employees and non-employees using the Black-Scholes pricing model and the following assumptions: stock price at valuation, $2.00-11.05; expected term of six years, exercise price of $0.67, a risk free interest rate of 0.62-1.04 percent, a dividend yield of 0 percent and volatility of 31-42 percent.

During the six months ended June 30, 2013, the Company issued no additional options. During the six months ended June 30, 2013, the Company cancelled 244,562 of its outstanding options and none were exercised.

Of the 2,567,110 options outstanding at June 30, 2013, 1,461,907 are vested with the remaining 1,105,203 options vesting in December 2013 through 2015. As of June 30, 2013, the outstanding options have an intrinsic value of approximately $8.42 million.

GREEN POLKADOT BOX INCORPORATED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2013

NOTE 5- STOCKHOLDERS EQUITY/(DEFICIT) (CONTINUED)

Warrants

The Company issued 300,000 warrants in association with a convertible note payable that was issued in February 2013 and 50,000 warrants in association with a convertible note payable that was issued in April 2013. These warrants are 5-year warrants that have an exercise price of $3.00 per share.

The Company has the following warrants outstanding at June 30, 2013:

Number of Warrants	Maturity Date	Exercise Price
264,818	December 2016	$ 4.50
248,889	March 2017	$ 4.50
500,000	April 2017	$ 3.00
111,111	May 2017	$ 4.05
18,519	June 2017	$ 4.05
500,000	October 2015	$ 3.00
150,000	October 2015	$ 3.00
111,111	November 2015	$ 4.05
300,000	February 2018	$ 3.00
50,000	April 2018	$ 3.00
2,254,448		

NOTE 6- CONVERTIBLE PROMISSORY NOTES

On February 28, 2013, the Company issued a convertible note for $300,000 with a maturity date of February 21, 2016. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 300,000 shares of the Company's Common Stock. The warrant has an exercise price of $3.00 per share and a contractual life of 5 years from the issuance date. The value of the beneficial conversion feature recorded was $5,556 and the debt discount related to the attached warrants was $57,694 on the date of issuance. As of June 30, 2013, the principal balance of the note was $300,000, with a remaining debt discount and beneficial conversion feature of $53,618 and $5,253, respectively, and accrued interest totaling $21,008.

In March 2013, the Company issued two convertible notes totaling $50,000 with a maturity dates of June 26, 2013. The notes bear interest rates of 8% per annum and are convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. The value of the beneficial conversion feature recorded was $33,518 on the date of issuance. As of June 30, 2013, the principal balance of the notes was $50,000, with a remaining beneficial conversion feature of $25,818, and accrued interest totaling $2,334.

On April 5, 2013, the Company issued a convertible note for $50,000 with a maturity date of April 5, 2016. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 50,000 shares of the Company's Common Stock. The warrant has an exercise price of $3.00 per share and a contractual life of 5 years from the issuance date. The value of the beneficial conversion feature recorded was $33,518 and the debt discount related to the attached warrants was $50,000 on the date of issuance. As of June 30, 2013, the principal balance of the note was $50,000, with a remaining debt discount and beneficial conversion feature of $47,645 and $32,719, respectively, and accrued interest totaling $1,414.

During April through June 2013, the Company issued convertible notes totaling $1,222,438 with a maturity dates of 90 days. The notes bear interest rates of 8% per annum and are convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. The value of the beneficial conversion features recorded

NOTE 6- CONVERTIBLE PROMISSORY NOTES (CONTINUED)

was $600,692 on the date of issuance. As of June 30, 2013, the principal balance of the notes was $1,222,438, with a remaining beneficial conversion feature of $486,138, and accrued interest totaling $21,435.

NOTE 7- MEMBERSHIP AGREEMENTS – REWARD POINT LIABILITY AND DEFERRED REVENUE

The Company's customers have the option of entering into four distinct membership agreements.

"Founding Trust Membership" – the "Founding Trust Membership" is a lifetime membership agreement, that requires the member to pay $2,000. Upon payment of this fee, the member receives 2,000 reward points, plus an additional bonus of 500 points (value of $2,500 per member, $1 per point). In addition to the 2,500 reward points received for signing up, each member has the opportunity to receive an additional 2,000 points over 18 months if the criteria in the agreement are met. The Company has accounted for these "Founding Trust Membership Fees" as deferred revenue for the $2,000 paid. The Company will reclassify the $2,000 of deferred revenue to current period revenue based on a formula of the initial 2,500 points being used. Since the members receive 2,500 points initially, the deferred revenue will be recorded as current period revenue based on 80% of the first 2,500 points used (2,000/2,500). Additionally, the 2,500 points are classified as a reward point liability and deferred cost and written off to cost of sales when points per member are redeemed. The Company will accrue the additional 2,000 bonus points monthly in accordance with the agreement as "deferred costs" and "reward point liability" as well. In addition, the "Founding Trust" members are able to earn points for referrals to future members that sign up. As the points are redeemed in the members' sales, the deferred costs will be reclassified to the cost of sales in the current period.

Charter Membership" – the "Charter Membership" is a lifetime membership agreement that requires the member to pay $1,000. Upon payment of this fee, the member receives 1,000 reward points, plus an additional bonus of 400 points (value of $1,400 per member, $1 per point). In addition to the 1,400 reward points received for signing up, each member has the opportunity to receive an additional 600 points over 15 months if the criteria in the agreement are met. The Company has accounted for these "Charter Membership Fees" as deferred revenue for the $1,000 paid. The Company will reclassify the $1,000 of deferred revenue to current period revenue based on a formula of the initial 1,400 points being used. Since the members receive 1,400 points initially, the deferred revenue will be recorded as current period revenue based on 80% of the first 1,400 points used (1,000/1,400). The Company will accrue the additional 600 bonus points monthly in accordance with the agreement as "deferred costs" and "reward point liability" as well. In addition, the "Charter" members are able to earn points for referrals to future members that sign up. As the points are redeemed in the members' sales, the deferred costs will be reclassified to the cost of sales in the current period.

As of June 30, 2013, the "deferred revenue" for the "Founding Trust" and "Charter" members totals $895,447. In addition' the "reward point liability" at June 30, 2013 for the "Founding Trust" and "Charter" members totals $3,366,087. The Company has recorded $574,587 in current period revenue as a result of the redemption of reward points recorded as "deferred revenue". In addition, during the period the Company recorded a total of $1,146,765 as deferred costs and reward point liability that represents all of the points provided to "Founding Trust" and "Charter" members during the period for reward points that were given to them or earned by them above the points they initially paid for. Also during the period, $714,566 was reclassified to cost of sales for deferred costs and reward point liability used. The balance at June 30, 2013 for deferred costs was $3,366,087.

"Rewards" – the "rewards" members pay an annual membership fee of $125 that is classified as deferred revenue and amortized by the Company over 12 months. The "rewards" members have the availability to earn rewards points for shopping in accordance with their agreement.

NOTE 7- MEMBERSHIP AGREEMENTS – REWARD POINT LIABILITY AND DEFERRED REVENUE (CONTINUED)

"Club" – the "Club" members' pay an annual membership fee of $50 that is classified as deferred revenue and amortized by the Company over 12 months. The "club" agreement was an early agreement the Company offered which enables the members to pay $50 per year to shop on the site. There is no reward point system for this membership class. "Club" members were offered the opportunity to upgrade their membership to the "Rewards" membership for $75.

Through June 30, 2013, the Company has a total of $139,979 in deferred revenue for "Rewards" and "Club" membership fees.

The reward points are detailed in the table below:

Year/Period	Membership Points	Bonus Points	Earned Points	Redeemed Points	Total
Balance, January 1, 2011	-	-	-	-	-
Point Activity for the Year 2011	547,979	-	-	(54,956)	493,023
Balance, December, 31, 2011	547,979	-	-	(54,956)	493,023
Point Activity for the Year 2012	889,555	2,319,157	198,976	(966,823)	2,440,865
Balance, December, 31, 2012	1,437,534	2,319,157	198,976	(1,021,779)	2,933,888
Point Activity for the Six Month Period	70,205	981,067	95,493	(714,566)	432,199
Balance, June 30, 2013	1,507,739	3,300,224	294,469	(1,736,345)	3,366,087

Less than 1% of the Company's Founding Trust Memberships were sold to related parties.

NOTE 8- INCOME TAXES

On December 30, 2011, the Company filed Articles of Conversion with the Secretary of State of Utah to form a new corporation, The Green Polka Dot Box, Inc. and convert the LLC into a C Corporation. The conversion was effective at the end of business December 31, 2011 for 2012. As a result, on January 2, 2012, the Company transferred all of its assets and liabilities to The Green Polka Dot Box, Inc. Also, on January 2, 2012, the Company issued shares of common stock (had 100,000,000 authorized, no par value) to the members of the LLC in exchange for their units.

Deferred income taxes are determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities. Deferred income taxes are measured based on the tax rates expected to be in effect when the temporary differences are included in the Company's tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

As of June 30, 2013, there is no provision for income taxes, current or deferred.

	June 30, 2013
Net Operating losses	$ (784,417)
Valuation allowance	784,417
	$ -

At June 30, 2013, the Company had a net operating loss carry forward in the amount of $15,300,808, available to offset future taxable income through 2033. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in future periods.

GREEN POLKADOT BOX INCORPORATED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2013

NOTE 8- INCOME TAXES (CONTINUED)

A reconciliation of the Company's effective tax rate as a percentage of income before taxes and federal statutory rate for the years ended June 30, 2013 is summarized below.

Federal statutory rate	34.00%
State income taxes, net of federal	0.00%
Valuation allowance	34.00%

		June 30, 2013
Income tax benefit at U. S. federal statutory rates:	$	(5,458,337)
Deferred Costs		1,144,469
Reward Point Liability		1,144,469
Deferred Revenue		352,045
Stock-based compensation		361,411
Stock issued for services		108,800
Derivative liability		1,346,850
Amortization of debit discount		173,949
Amortization of beneficial Conversion Feature		41,927
	$	(784,417)

NOTE 9- SUBSEQUENT EVENTS

Subsequent to June 30, 2013, the Company has accepted funds in the amount of $359,932 for convertible notes that mature 90 days from issuance. The notes bear interest rates of 8% per annum and are convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share.

On July 1, 2013, the Company issued 37,000 shares of Common Stock to an investor for $99,900 in consulting services. The Company also issued options to purchase 740,740 shares of Common Stock at $2.70 per share. The accounting for this transaction is still being reviewed.

On July 18, 2013, the Company received funds in the amount of $300,000 for a convertible note that matures on December 31, 2013. The note also rolled a previous note into it that matured on June 30, 2013. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. The accounting for this transaction is still being reviewed.

On August 19, 2013, the Company issued 15,000 shares of Preferred Series A Stock to an investor for $90,000 in cash.

On September 20, 2013, the Company received a subscription agreement from an individual for 185,185 shares of common stock to be purchase for cash at $2.70 per share for a total consideration of $500,000. In addition to these shares, the Company agreed to issue common stock purchase warrants to purchase 370,370 shares of common stock at an exercise price of $3.00 per share. Along with these warrants, the Company agreed to reduce the exercise price on 555,555 previously issued common stock purchase warrants to this individual to $3.00 per share. All 925,925 common stock purchase warrants will expire on September 30, 2023. The accounting for this transaction is still being reviewed.

The Company has evaluated all events or transactions that occurred after June 30, 2013, up through the date these financial statements were issued. Per our evaluation we noted no significant subsequent events that require disclosure, except for the events and transactions listed above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company has incurred substantial losses because of its investment in and development of infrastructure including warehouse management systems, vendor/product procurement, website development, software development, and sales/marketing expenditures to build membership and increase sales. The purpose of all these investments and development is to complete preparations for a full-service fulfillment and product offering that is sustainable. In other words, the Company is laying a foundation upon which it intends to build a membership base and a wholesale distribution system for organic and non-GMO foods that, based on its surveys of its members regarding their interest in purchasing Living Produce and the anticipated revenue from its contract to supply Living Produce to Fresh Organics LLC, will enable the Company to operate profitably. This desired achievement requires extensive capitalization and time. Management believes that this "foundation-building" period is nearly complete and that it will be completed during the calendar quarter ending March 31, 2014; and that when this infrastructure is completed the Company will see growth in membership and product sales on a level that will sustain positive cash flow and profitability.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business, which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Company is seeing a proven trend of greater acceptance of its business model of a membership and product offering to the consuming public for organic and non-GMA foods; it has proven its ability to attract health-minded consumers to membership. Much of this trend is evidenced by the Company's ability to identify powerful marketing alliances such as the Organic Consumers Association and Natural News, among many others. This trend is expected to increase in magnitude with the addition of numerous bloggers and affiliate marketing partners in specific dietary lifestyle areas including diabetes, cancer, heart disease, celiac disease and other food allergies, obesity and sports nutrition. The Company is also seeing as a major trend in the attraction of super marketing partners with large customer bases in tow to a wholesale or private label model, as evidenced by the Fresh Organics LLC agreement. Management believes that the Company has the potential to provide valuable wholesale services to other companies and organizations that do not have the infrastructure to fulfill orders of organic and natural, non-GMO foods. These trends will have a positive, favorable impact on the Company's growth both in the short and long term. Existing agreements and pending alliances suggest that the Company could triple sales in 2014 and achieve profitability; however, this projection is modest compared to the substantial growth expected in 2015 and beyond.

In its early history, the Company offered two types of memberships: a "Club" membership for a $50 annual fee and a "Reward" membership for a $125 annual fee. During the first 10 months of 2012, the Company offered 10,000 Club memberships for free to promote the Green PolkaDot Box concept. Time and experience have demonstrated that most members prefer the less expensive Club membership so the Company stopped offering the Reward membership at the end of 2012.

The Company continues to attract paid Club memberships selling approximately 2,500 paid Club memberships in 2012 in addition to the nearly 10,000 free Club memberships. Currently all Club memberships are paid and increasing in numbers, steadily. In 2013 approximately 9,000 paid Club memberships have been sold, an increase of more than 360%.

Much of the Company's growth in membership comes through word-of-mouth advertising: members telling members, and recommendations from prominent health-oriented organizations such as the Organic Consumers Association, Natural News, the Hippocrates Institute, and many others that have influence with our target consumers.

The Company is also attracting many bloggers and Web sites to promote membership. The Company pays approximately $30 in acquisition fees for the initial annual fee for each Club membership, payable to its affiliate and marketing partners. In recent months, as Club membership enrollment has climbed to more that 21,500 registered Club members, the Company has optimized its Web prominence and search-ability, and approximately 50% of new paid Club memberships are sold through the Web as customers search for organic foods and specific products.

Management of the Company has identified other means for acquiring additional members and will use a portion of the offering proceeds to develop new marketing channels through an aggressive door-to-door selling campaign, direct response advertising, and commercial spots to acquire customers at an even faster rate.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: (5.4)%. What is the anticipated gross margin for next year of operations? Approximately 20%.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The Company has experienced negative gross margin on sales to date, primarily because of legacy membership obligations. Though these obligations will continue for the next 18 to 24 months, management anticipates that increases in membership and product sales will exceed the operating deficit caused by these obligations in 2013. The current modeled gross margin is projected at a blended rate of approximately 24% for the year ending December 31, 2014 and it is expected to increase to approximately 32% by the end of 2015.

49. Foreign sales as a percent of total sales for last fiscal year: 0%. Domestic government sales as a percent of total domestic sales for last fiscal year: 0%. Explain the nature of these sales, including any anticipated changes:

Not applicable

Date of this Preliminary Offering Circular: October 8, 2013

PART III — EXHIBITS

Index to Exhibits

Exhibit Number	Description of Exhibit
2.1	Articles of Incorporation of Green PolkaDot Box Incorporated, as amended*
2.2	Bylaws of Green PolkaDot Box Incorporated*
3.1	2012 Stock Option Plan of Green PolkaDot Box Incorporated*
3.2	Form of Incentive Stock Option Agreement of Green PolkaDot Box Incorporated*
3.3	Form of Non-statutory Stock Option Agreement of Green PolkaDot Box Incorporated*
3.4	Form of Warrant of Green PolkaDot Box Incorporated*
4.	Subscription Agreement for Shares of Green PolkaDot Box Incorporated
6.1	Amended and Restated Convertible Secured Promissory Note and Loan Agreement dated April 5, 2013 between William Roberts and Green PolkaDot Box Incorporated*
6.2	Amended and Restated Security Agreement dated April 5, 2013 between William Roberts and Green PolkaDot Box Incorporated*
6.3	Amended and Restated Convertible Promissory Note dated July 18, 2013 between Robert William Corl III and Green PolkaDot Box Incorporated*
6.4	Amended and Restated Note Purchase Agreement dated July 18, 2013 between Robert William Corl III and Green PolkaDot Box Incorporated*
6.5	Consulting Services Agreement dated April 16, 2013 between Future Growing LLC and Green PolkaDot Box Incorporated
6.6	Contract for Commercial Tower Garden Farm dated August 28, 2013 between Future Growing LLC and Green PolkaDot Box Incorporated
6.7	Growing, Supply, Packing, Sales, and Purchase Agreement dated August 12, 2013 between Fresh Organics LLC and Green PolkaDot Box Incorporated
6.8	Lease Agreement dated September 18, 2013 between William Roberts and Green PolkaDot Box Incorporated
6.9	Subscription Agreement for Common Stock dated September 20, 2013 between Robert William Corl III and Green PolkaDot Box Incorporated
6.10	Trust Deed Note and Trust Deed dated October 2, 2013 made by Green PolkaDot Box Incorporated in favor of Anna Venice Sorensen, Trustee of The Lee Ray and Anna Venice Sorensen Trust
11.1	Opinion of Wilson & Oskam, LLP

* Previously filed

Date of this Preliminary Offering Circular: October 8, 2013

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mt. Pleasant, State of Utah, on October 8, 2013.

GREEN POLKADOT BOX INCOPORATED

By: ______________________________
Rod A. Smith, President, Chief Executive Officer,
and Chief Financial Officer

EXHIBIT 4

Subscription Agreement for Shares of

Green PolkaDot Box Incorporated

(TO BE FILED)

EXHIBIT 6.5

Consulting Services Agreement dated April 16, 2013

between Future Growing LLC and Green PolkaDot Box Incorporated


Future Growing LLC

www.futuregrowing.com • 5454 Foliage Way • Apopka, FL 32712

DATE:
4/16/2013

CLIENT:

Rod Smith, CEO
Green PolkaDot Box Incorporated
A Nevada Corporation
626 east Quality Drive, Ste.103
American Fork, Utah 84003

Business Phone: 801-478-2500
Cell phone: 801-787-8835
Email address: rsmith@greenpolkadotbox.com
Website: www.greenpolkadotbox.com

COMPANY:
Tim Blank, Founder and CEO
Future Growing, LLC
5454 Foliage Way
Apopka, FL 32712

PPOJECT MANAGER:
Doug Jacobs, Chief Sales & Technical Advisor
Doug@FutureGrowing.com

FOR:
Consulting services agreement to design and develop a half acre Tower Garden greenhouse in utilizing CEA or Controlled Environment Agriculture to produce lettuces, herbs, vegetables year round in Utah.

FEES:
$20,000.00 Consulting retainer.

TERMS AND CONDITIONS:
Consulting provided is detailed under **KEY ITEMS THAT WILL BE ADDRESS IN THIS CONSULTING AGREEMENT:** below. Consulting must be paid in full when the contract is executed. Retainer is non-refundable. 50% of the consulting retainer will be applied back to cost of the Future Growing farm contract.

MAILING ADDRESS:
Future Growing, LLC.
PO Box 1266
Plymouth Florida 32768-1266

WIRE INFO:
Corporate wire account for Future Growing, LLC.

Fifth Third Bank
Routing Number- 042000314
Name on Account - Future Growing
Account Number- 7441847881

PROJECT DETAIL:
Develop and define the Materials and Methods for a half acre Future Growing vertical aeroponic Tower Garden® farm and state of the art CEA greenhouse support facilities for the Northern Utah Climate.

DESIRED CROPS:
Living and fresh cut lettuces, herbs, vegetables.

KEY ITEMS THAT WILL BE ADDRESS IN THIS CONSULTING AGREEMENT:

- Greenhouse
  - Greenhouse style
  - *Client can option to quote and compare pricing with other vendors*
  - Materials type
  - Greenhouse design to handle snow, wind, and cold load
  - Adapted technology for extreme cold interior thermal protection
  - Quotes from the top US vendor producing greenhouses for the vegetable greenhouse industry that can meet the needs of the above bullets
- Heating requirements
  - Boiler type
  - Heating fuel types/options
    - Volume required
  - Estimated operational cost per month
  - *Client can option to quote and compare pricing with other vendors*
- CO2 enrichment
  - Available fuels for this
  - Select type of equipment
  - *Client can option to quote and compare pricing with other vendors*
- Hydroponic Growing Technologies
  - Utilizing the vertical aeroponic Tower Garden® farm, determine optimal spacing density for location.
  - Volume of each to produce the desired volume of crops
  - Choose and quote vendors for various support items
- Crops *(This section will be a minimal assessment under this agreement. A more detailed assessment will be detailed in a further agreement if needed.)*
  - Assess demand, quantity, and pricing for produce
  - Determine the most profitable hydroponic crops to grow
  - Packaging requirements
  - Storage requirements
  - Seed sources for desired crops
  - Selected disease resistant varieties for the region
  - Integrated Pest Management Program
- Greenhouse Equipment *(This section will be a minimal assessment under this agreement. A more detailed assessment will be detailed in a further agreement if needed.)*
  - Warehouse equipment - *Client can option to quote and compare pricing with other vendors*
  - Propagation equipment
  - Fertigation equipment
  - Greenhouse equipment

- Harvesting equipment - *Client can option to quote and compare pricing with other vendors*
- Packaging equipment - *Client can option to quote and compare pricing with other vendors*
- Determine supply chain to support all equipment consumables - *Client can option to quote and compare pricing with other vendors*

- Labor requirements *(This section will be a minimal assessment under this agreement. A more detailed assessment will be detailed in a further agreement if needed.)*
  - Training of management
  - Skilled labor requirements
  - Unskilled labor requirements
  - *Client can option to quote and compare pricing with other vendors*
- Lighting requirements
  - *Client can option to quote and compare pricing with other vendors*

TOTAL DEPOSIT DUE $20,000.00

____

Tim Blank

[signature]

Signature

Rod A. Smith

Print name

Chief Executive Officer

Title

EXHIBIT 6.6

Contract for Commercial Tower Garden Farm dated August 28, 2013

between Future Growing LLC and Green PolkaDot Box Incorporated

CONTRACT FOR COMMERCIAL TOWER GARDEN© FARM

This Contract for Commercial Tower Garden© Farm (the "Contract") dated as of August 28. 2013 (the "Effective Date"), is made and entered into between **FUTURE GROWING, LLC**, a Florida limited liability company ("Seller"), and **GREEN POLKA DOT BOX**, a Nevada corporation ("Buyer").

WHEREAS. Seller manufactures and sells Tower Garden© pots and various goods and services related thereto for commercial uses; and

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, certain Tower Garden© pots and various goods and services related thereto, all as further set forth herein.

In consideration of the recitals and the representations, warranties and covenants set forth in this Contract, the parties hereto hereby agree as follows:

1. Goods and Services to be Purchased from Seller by Buyer:

Pursuant to term and conditions set forth in this Contract, Buyer agrees to purchase from Seller and Seller agrees to sell to Buyer the following items:

A. Tower Gardens

- **1,366 x Tower Gardens© 11 pots tall (44 planting spots per Tower Garden©) with internal connection rods and SS screws**
  - **All Tower Gardens© 11 pots tall**
  - **Commercial duty 800 pump included for up to 11 pot tall, 120VAC, 0.48A, 60Hz**
  - **Stainless steel support rods**
  - **Auto tank flush for each Tower Garden©**

B. Commercial Farm Package.

- **Project consultation and design work from Seller**
  - **CAD layout for farm design**

- CAD layout for water and electrical
- Pest/Farm manual

- 2 x Three Head (High Capacity) Aero-Doser III system (A, B, Acid)
  - Pre-assembled dosers, mounting rack, filter, backflow, disconnect, 1" PVC union connections.
    - The commercial dosing system automatically blends fertilizer concentrate into fertilizer delivery system
- 36 Zone Commercial Duty timer system with minute increments
  - Independent Tower Garden© watering cycles in each zone.
- Electrical connection from timer
  - 683 x outdoor grade 3 socket 12 gauge electric cords, black, 10' long, North American 3-prong plug style
- Propagation/Seedling Equipment and Supplies
  - 1 x Two Head (High Capacity) Aero-Doser II system (A, B)
    - Pre-assembled dosers, mounting rack, filter, backflow, disconnect, 1" PVC union connections.
      - The commercial dosing system automatically blends fertilizer concentrate into fertilizer delivery system
  - 2 x OUTLET 75' pressure rated hose
  - Professional grade watering wand, high hole count propagation head, shut-off.
  - 177 x Case net pots
  - 50 x Case heavy duty (reusable) rockwool propagation trays (1250 trays total)
  - ½ pallet coarse vermiculite (20 Bags)
  - 1 case of 1000 nursery plant tags

C. Auto Feed System

- 2 x 165 gallon gravity tank (Indoors - no insulation) We may have to go with bigger tank on final design phase.
  - Adjustable auto fill positive on/off vertical valve to meet minimum doser flow and volumes
  - Filtration system
  - 1" PVC union connection at top, 2" PVC union connection at bottom for easy tank maintenance
- Irrigation delivery system to all 1,366 Tower Gardens©
  - 5,616' of white 1" headers
  - 1,366 x 2' snap release connection tube
  - 36 x 1" shut off for each row
  - 36 x 1" end valve flush for each row
- Auto float for each Tower Garden© sump
- Auto tank flush for each Tower Garden© sump

D. Bulk Fertilizer Package

- **24 x sets of dry concentrated Aeroponic Power-Gro (up to 20,000 gallons of end use solution each)**

E. Bulk Rockwool Package

- **3 x pallet 15/15 rockwool (16 cases @ 2,940 cubes per case)**

2. Terms of Purchase

A. **Purchase Price:** The purchase price for the goods and services identified in Section 1 shall be Six-Hundred and Thirty-Four Thousand, Seven-Hundred Thirty Five Dollars and No Cents ($634,735.00) less Ten Thousand Dollars and No Cents ($10,000.00) for a final purchase price of Six-Hundred and Twenty-Four Thousand, Seven-Hundred Thirty-Five Dollars and No Cents ($624,735.00) (the "Purchase Price").

B. **Payment Terms: Seller acknowledges Buyer has already paid seller Forty-Two Thousand Dollars and Zero Cents.** Buyer shall pay Seller Fifty Thousand Dollars and Zero Cents ($50,000.00) on August 26, 2013. Buyer shall pay Seller Fifty Thousand Dollars and Zero Cents ($50,000.00) on September 15, 2013. Buyer shall pay Seller Forty Thousand and Zero Cents ($40,000.00) on October 15, 2013. Buyer shall pay Seller Four-Hundred Forty-Two Thousand Seven-Hundred Thirty-Five Dollars ($442,735.00) on November 1, 2013.. Seller agrees to use commercially reasonable best efforts to deliver all goods identified in Section 1 to Buyer no later than 90 days following the Effective Date, but sooner if possible. Seller may not ship prior to receiving payment schedule in full.

C. **Method of Payment:** Buyer shall make all payments to Seller by causing a wire transfer of funds to an account designated for the receipt of the same by Seller. Seller shall provide Buyer all the information necessary to effectuate this wire transfer.

D. Shipping Costs and Other Costs Not Included in the Purchase Price: It is understood by the parties hereto that shipping costs, sales, use, franchise, value added and other taxes, and all other charges related to the purchase of goods and services pursuant to this Contract are not included in the Purchase Price. Seller shall invoice Buyer for all such costs and Buyer shall be responsible for paying all such costs. Seller shall use commercially reasonable efforts to obtain shipping quotes from reputable shippers.

E. Title and Risk of Loss. Risk of loss to the goods identified in Section 1 shall pass from Seller to Buyer when such goods are delivered to the shipper of such goods. Any claims for loss or damage after risk of loss has passed to Buyer shall be filed with the carrier. Title and ownership in and to the goods identified in Section 1 shall pass to Buyer upon Buyer's payment in full of the Purchase Price. Buyer shall be responsible for any unforeseen costs related to installation and operation of the goods identified in Section 1, and such costs are not included in the Purchase Price.

F. Security Interest. In the event that Seller ships the goods described in Section 1 hereto to Buyer prior to having received the Purchase Price in full prior to shipment, Buyer hereby grants Seller a security interest in the goods purchased under this Contract to secure payment of the Purchase Price in full. Buyer hereby agrees that should Seller wish to perfect its security interest in such goods, Seller may file, and Buyer hereby consents to the filing of, such financing statements as Seller may deem necessary or beneficial to do so. Within ten business days following Buyer's payment in full of the Purchase Price, Seller agrees to file termination statements terminating any such financing statements.

3. General Terms

A. **Future Sales; Support Services:** This Contract shall govern the purchase of goods and services identified in Section 1 hereto. All additional purchases shall be governed by the terms of a separate contract mutually agreed to by the parties. Except for the initial installation of the irrigation room as indicated in Section 3.B. below, Seller shall provide any support services requested by Buyer on a Time & Materials basis at the rate of $120 per hour. Not withstanding the foregoing, Seller acknowledges that Buyer has already paid seller $20,000 in consulting fees ad that any unused portion of said consulting fees shall be applied to Seller's cost of time and materials used in providing said support services. Buyer shall reimburse Seller for any and all expenses incurred by Seller relating to the support services performed hereunder.

B. **Responsibilities of Seller and Buyer:** Seller is responsible for overseeing the installation of the irrigation room only. Buyer is responsible for the construction and overall installation of all other materials, systems and equipment, including without limitation the goods identified in Section 1, and the farm wherein the goods and services identified in Section 1 are to be utilized. Buyer is responsible for supplying North American-standard single phase power to Tower Garden© components (120VAC @ 60Hz). Not withstanding the foregoing, Seller agrees to complete installation within 30 days from receipt of written notice from Buyer. Seller is not responsible for equipment failure due to improper voltage and/or frequency specifications. Seller is not responsible for damage or injury related to Buyer's use of the goods and services identified in Section 1, except as otherwise agreed to by the parties and set forth in Sections 3(C), 3(D) and 3(E).

C. **Product Warranty:** Seller hereby provides a one year full replacement warranty on all goods sold to Buyer hereunder. The one year warranty period shall begin, as it relates to any good sold hereunder, on the date that Buyer has fully paid to Seller the Purchase Price. Seller

shall replace any such warranted goods at Seller's sole expense. Buyer shall be solely responsible for any costs of labor relating to installing any warranted parts. Notwithstanding anything to the contrary, this warranty shall not cover the replacement of any parts, items or goods that have failed or have broken due to Buyer's error or improper use, or due to the intentional or negligent acts of Buyer.

D. General Indemnification:

I. By Seller. Seller agrees to indemnify and hold Buyer and its affiliates and their respective employees, officers, managers, members, agents, attorneys, stockholders and directors, and their respective permitted successors, licensees and assigns (individually, a "Buyer Indemnified Party", and collectively, the "Buyer Indemnified Parties") harmless from and against (and shall pay as incurred) any and all claims, proceedings, actions, damages, costs, expenses and other liabilities and losses (whether under a theory of strict liability, or otherwise) of whatsoever kind or nature ("Claim(s)") incurred by, or threatened, imposed or filed against, any Buyer Indemnified Party (including, without limitation, (a) actual and reasonable costs of defense, which shall include without limitation court costs and reasonable attorney and other reasonable expert and reasonable third party fees; and (b) to the extent permitted by law, any fines, penalties and forfeitures) in connection with any proceedings against any Buyer Indemnified Party caused by any breach (or, with respect to third party claims only, alleged breach) by Seller of any representation, covenant, term, warranty or agreement hereunder AND/OR any Claims caused by any defect in or malfunction of the goods and services sold by Seller to Buyer to the extent that the Claim arose solely as a result of any defect in or malfunction of the goods and services sold by Seller to Buyer under this Contract, and further, only to the extent that such defect or malfunction was not caused by any negligent or intentional

actions or inactions of Buyer; provided, in the event that any defect in or malfunction of the goods and services sold by Seller to Buyer shall be a contributing, but not sole, cause of any Claim, as determined by a court of competent jurisdiction and after having exhausted all available appeals, then Seller shall indemnify and hold Buyer harmless for Seller's pro rata share of any liability related to such Claims in accordance with the terms of this section.

II. By Buyer. Buyer agrees to indemnify and hold Seller and its affiliates and their respective employees, officers, managers, members, agents, attorneys, stockholders and directors, and their respective permitted successors, licensees and assigns (individually, a "Seller Indemnified Party", and collectively, the "Seller Indemnified Parties") harmless from and against (and shall pay as incurred) any and all claims, proceedings, actions, damages, costs, expenses and other liabilities and losses (whether under a theory of strict liability, or otherwise) of whatsoever kind or nature ("Claim(s)") incurred by, or threatened, imposed or filed against, any Seller Indemnified Party (including, without limitation, (a) actual and reasonable costs of defense, which shall include without limitation court costs and reasonable attorney and other reasonable expert and reasonable third party fees; and (b) to the extent permitted by law, any fines, penalties and forfeitures) in connection with any proceedings against any Seller Indemnified Party caused by or relating to any of the following: (v) any breach (or, with respect to third party claims only, alleged breach) by Buyer of any representation, covenant, term, warranty or agreement hereunder, (w) Buyer's failure to comply with any written instructions relating to the goods or services purchased hereunder; (x) Buyer's failure to comply with any federal, state or local laws or regulations applicable to it in the operation of its business or the performance of its obligations under this Contract; (y) the negligence, carelessness, or any action or inaction of Buyer, its affiliates, officers, directors, employees, agents or assignees relating to

the goods or services purchased hereunder; and (z) the inadequacy of safety, cleaning or maintenance procedures or devices, installation of the goods or services purchased hereunder, use or misuse of the goods or services purchased hereunder, or application or misapplication of the goods or services purchased hereunder by Buyer, its affiliates, officers, directors, employees, agents or assignees; provided, that in the event that any negligence of Buyer shall be a contributing, but not sole, cause of any Claim, as determined by a court of competent jurisdiction and after having exhausted all available appeals, then Buyer shall indemnify and hold Seller harmless for Buyer's pro rata share of any liability related to such Claims in accordance with the terms of this section.

III. Indemnification Process. Each Seller Indemnified Party and each Buyer Indemnified Party shall be referred to herein individually as an "Indemnified Party." Each Indemnified Party hereto, as applicable, shall give the indemnifying party hereunder the opportunity to elect to take over, settle or defend any such Claim through counsel of the indemnifying party's own choice and under its sole direction and at its sole expense. In the event the indemnifying party elects to take over, defend or settle any such Claim, the Indemnified Party will make available to the indemnifying party all defenses against such Claim known or available to such Indemnified Party, and such Indemnified Party shall provide reasonable assistance and cooperation in the defense of such Claim. The indemnifying party shall not settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened Claim in respect of which an Indemnified Party is entitled to indemnification hereunder (whether or not such Indemnified Party is a party thereto), without the prior written consent of such Indemnified Party; provided, however, that the indemnifying party shall be entitled to settle any claim without the written consent of such Indemnified Party so long

as such settlement only involves the payment of money by the indemnifying party and in no way affects any rights of the Indemnified Party.

E. Warranties Regarding Intellectual Property and Intellectual Property Indemnification: Seller represents and warrants that, to the best of its knowledge and the knowledge of its officers, directors, members and managers, the manufacture, offer and sale by Seller and/or the use by Buyer of the goods and services identified in Section 1 and any future sales of goods and services will not infringe upon or violate any copyright, trade secret, patent or other proprietary right of any third party (within the United States) and no license of any third party intellectual property is or will be required by Seller in order to fully and lawfully implement, manufacture, sell, offer to sell, use, or exploit such goods and services. Seller further represents and warrants that the use of such goods and services will not violate any statute, order, rule or regulation in effect on the date of this Contract. Furthermore, Seller hereby agrees to indemnify, defend and hold harmless the Buyer Indemnified Parties from and against and in respect of all third party Claims asserted against, resulting to, imposed upon or incurred by any such Buyer Indemnified Party, directly or indirectly, by reason of or resulting from a claim or assertion that the manufacture, sale, offer for sale or use of the goods and services sold under this Contract or its customers infringes any third party patents or any other third party proprietary right. The Buyer Indemnified Party shall give Seller the opportunity to elect to take over, settle or defend any such Claim through counsel of Seller's own choice and under its sole direction and at its sole expense. In the event Seller elects to take over, defend or settle any such Claim, each Buyer Indemnified Party will make available to Seller all defenses against such Claim known or available to such Buyer Indemnified Party, and such Buyer Indemnified Party shall provide reasonable assistance and cooperation in the defense of such Claim. Seller shall not settle, compromise or consent to

the entry of any judgment in or otherwise seek to terminate any pending or threatened Claim in respect of which any Buyer Indemnified Party is entitled to indemnification hereunder (whether or not the Buyer Indemnified Party is a party thereto), without the prior written consent of such Buyer Indemnified Party; provided. however, that Seller shall be entitled to settle any claim without the written consent of the Buyer Indemnified Party so long as such settlement only involves the payment of money by Seller and in no way affects any rights of Buyer or any Buyer Indemnified Party.

F. **Limitation on Damages.** IN NO EVENT SHALL SELLER OR BUYER BE LIABLE FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES, LOSS OF REVENUES, LOSS OF PROFITS OR LOSS OF SAVINGS EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND REGARDLESS OF THE FORM IN WHICH ANY ACTION IS BROUGHT, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), FUNDAMENTAL BREACH OR OTHERWISE. IN NO EVENT SHALL SELLER BE LIABLE TO BUYER FOR ANY CLAIMS, LIABILITIES, EXPENSES, COSTS, OR DAMAGES INCURRED OR SUFFERED BY BUYER AS A RESULT OF OR IN CONNECTION WITH ANY MATTER LISTED IN SECTION 3.D.II. ABOVE. IN NO EVENT SHALL BUYER BE LIABLE TO SELLER FOR ANY CLAIMS, LIABILITIES, EXPENSES, COSTS, OR DAMAGES INCURRED OR SUFFERED BY SELLER AS A RESULT OF OR IN CONNECTION WITH ANY MATTER LISTED IN SECTION 3.D.I. ABOVE. EXCEPT FOR CLAIMS FOR WHICH SELLER HAS AGREED TO INDEMNIFY BUYER INDEMNIFIED PARTIES PURSUANT TO SECTION 3.E. ABOVE, TO THE MAXIMUM EXTENT PERMITTED AT LAW, SELLER'S AGGREGATE LIABILITY FOR DAMAGES TO BUYER INDEMNIFIED PARTIES FOR ANY CAUSE

WHATSOEVER AND REGARDLESS OF THE FORM OF ACTION (INCLUDING, BUT NOT LIMITED TO, CONTRACT, TORT, FRAUD, NEGLIGENCE, PRODUCTS LIABILITY AND STRICT LIABILITY), SHALL BE LIMITED TO THE PORTION OF THE PURCHASE PRICE ACTUALLY RECEIVED BY SELLER AS OF THE DATE THAT THE CLAIM OR ACTION AROSE.

G. **Disclaimer**. EXCEPT AS EXPRESSLY SET FORTH IN THIS CONTRACT, SELLER MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, AND DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, OR ARISING FROM A COURSE OF PERFORMANCE OR DEALING OR TRADE USAGE, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE DELIVERABLES OR ANY OTHER MATTER CONTEMPLATED BY THIS CONRACT OR ANY CHANGE ORDER ENTERED INTO IN CONNECTION HEREWITH.

H. **Protection of Seller's Intellectual Property**. Seller shall retain all right, title and interest in and to, any know how, technical information, drawings, documentation, specifications or documents, ideas, concepts, methods, processes, techniques and inventions developed or created by or on behalf of Seller and/or delivered to Buyer under this Contract. Buyer shall keep all such information confidential and shall not disclose any such information to any third party unless and until the same is or becomes public knowledge. Nothing herein shall be construed as to transfer the ownership of any patent, copyright, trade secret, design right or other intellectual property right in or relating to the goods or services purchased by Buyer hereunder. Buyer may not resell or distribute the Product without the express prior written consent of Seller.

I. Restrictive Covenants:

(i) Noncompetition. During the term of Buyer's relationship with the Seller and for a period of three (3) years after the termination, expiration or non-renewal thereof, Buyer shall not, anywhere within the United States of America, directly or indirectly, for itself or for the benefit of others, (A) attempt to reverse engineer the Product, (B) engage in the development or manufacturing of any technology that is identical to or substantially similar to the Product; (C) market, promote, or sell products that infringe or may infringe on any intellectual property of the Seller, or (D) solicit or accept business, or enter into any transactions, agreements or understandings for the purchase of products, from any person or entity that develops, manufactures, markets, promotes or sells products that infringe or may infringe on any intellectual property of the Seller.

(ii) Relief in Case of Breach. Buyer acknowledges that if it were to breach the provisions of this Section I, it would result in irreparable harm to Seller that could not be adequately or reasonably compensated by monetary damages at law. Therefore, in addition to any other available remedies, Seller shall be entitled, if it so elects, to immediate injunctive relief or other equitable relief to restrain Buyer from any violation of this Section I, without the necessity of posting a bond or other security. The provisions of this Section I hereof shall be construed as agreements independent of any other provision of this Agreement, and the existence of any claim or cause of action of Buyer against Seller, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Seller of this Section I.

(iii) Reasonableness. Buyer hereby agrees and acknowledges that the restrictive covenants contained in this Section I are reasonable in their limitations, scope, time, and territory, and are necessary for the protection of the legitimate business interest of Seller, and

that the restraints imposed thereby are not unduly burdensome on Buyer. The Buyer further agrees and acknowledges that if any portion of the restrictive covenants in this Section I are found to be unenforceable by an institution of competent jurisdiction by reason of their limitations, including, but not limited to, the scope or length of time, or size of territory, it is the intention of the parties that such covenants be reformed by such institution so that such limitations, the scope or length of time, or size of territory, as applicable, be reduced to the extent required to cure such unenforceability.

J. **Force Majeure:** The duties and obligations of the parties hereunder may be suspended upon the occurrence and continuation of any "Event of Force Majeure" which inhibits or prevents performance hereunder, and for a reasonable start-up period thereafter. An "Event of Force Majeure" shall mean any act, cause, contingency or circumstance beyond the reasonable control of such party (whether or not reasonably foreseeable), including, without limitation, to the extent beyond the reasonable control of such party, any governmental action, nationalization, expropriation, confiscation, seizure, allocation, embargo, prohibition of import or export of goods or products, regulation, order or restriction (whether foreign, federal or state), war (whether or not declared), civil commotion, disobedience or unrest, insurrection, public strike, riot or revolution, lack or shortage of, or inability to obtain, any labor, machinery, materials, fuel, supplies or equipment from normal sources of supply, strike, work stoppage or slowdown, lockout or other labor dispute, fire, flood, earthquake, drought or other natural calamity, weather or damage or destruction to plants and/or equipment, commandeering of vessels or other carriers resulting from acts of God, or any other accident, condition, cause, contingency or circumstances including (without limitation, acts of God) within or without the USA. Neither party shall, in any manner whatsoever, be liable or otherwise responsible for any delay or default in, or failure of,

performance resulting from or arising out of or in connection with any Event of Force Majeure and no such delay, default in, or failure of, performance shall constitute a breach by either party hereunder. As soon as reasonably possible following the occurrence of an Event of Force Majeure, the affected party shall notify the other party, in writing, as to the date and nature of such Event of Force Majeure and the effects of same. If any Event of Force Majeure shall prevent the performance of a material obligation of either party hereunder, and if the same shall have continued for a period of longer than 90 days, then either party hereto shall have the right to terminate this Contract by written notice to the other party hereto.

K. Governing Law: THIS CONTRACT AND THE PERFORMANCE OF THE TRANSACTIONS AND OBLIGATIONS OF THE PARTIES HEREUNDER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF FLORIDA, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW PRINCIPLES.

L. Resolution of Disputes: The parties hereby agree that all controversies, claims or disputes between them arising out of or relating to this Contract, or the breach thereof, including without limitation, contract, tort, or other controversies, claims, or disputes, shall be resolved first by negotiation, then by mediation conducted in Orlando, Florida by a mediation service as to be agreed by the parties, and if not resolved by mediation, then by binding arbitration conducted in Orlando, Florida by a mediation service as agreed to by the parties. Demand for mediation/arbitration may be made no later than the time that such action would be permitted under the applicable Florida statute of limitations. Each party shall pay all of their own mediation and arbitration expenses, including, but not limited to, mediation fees, arbitration fees, attorney's fees, and experts fees. Judgment upon any award rendered by the arbitrator(s) may be

entered in any court having jurisdiction. Any arbitration under this section shall be conducted in accordance with the rules of the American Arbitration Association.

M. Remedies: All rights and remedies of the parties to this Contract shall be cumulative and shall be in addition to all other rights or remedies given hereunder or now or hereafter existing at law, in equity, by statute or otherwise and no provision hereof shall be construed so as to limit any party's available remedies in the event of a breach by the other party hereto. The election of any one or more of such remedies by any of the parties hereto shall not constitute a waiver by such party of the right to pursue any other available remedies.

N. Previous Agreements; Amendments: This Contract sets forth the entire agreement of the parties concerning the subject matter hereof and it supersedes all previous contracts, agreements and understandings of the parties, either oral or written, data, presentations, charts or representations. This Contract cannot be modified except by an instrument in writing and executed by both parties. The parties acknowledge that they have had the opportunity to review this Contract with counsel.

O. Counterparts; Effectiveness: This Contract may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed an original, and all such counterparts shall together constitute one and the same instrument. This Contract will become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties, which delivery may be made by exchange of copies of the signature page by facsimile or portable document format (pdf) transmission.

P. Further Assurances: The parties will execute and deliver all other appropriate supplemental agreements and other instruments, and take any other action necessary to make this Contract

fully and legally effective, binding and enforceable as between them and as against third parties and to carry out the purposes and intents of this Contract.

Q. Waiver: The waiver of any of the terms and conditions of this Contract on any occasion or occasions must be in writing and shall not be deemed a waiver of such terms and conditions on any future occasion.

R. Successors and Assigns: This Contract shall be binding upon and inure to the benefit of the parties, their successors and permitted assigns.

S. Assignment. No party hereto may assign either this Contract or any of its rights, interests or obligations hereunder without the prior written approval of the other party hereto, and any such assignment by a party hereto without prior written approval of the other party will be deemed invalid and not binding on such other party.

T. Notices: All notices, requests, demands, claims and other communications required or permitted to be given hereunder shall be in writing and shall be sent by (a) personal delivery (effective upon delivery), (b) facsimile (effective on the next day after transmission), (c) recognized overnight delivery service (effective on the next day after delivery to the service), (d) registered or certified mail, return receipt requested and postage prepaid (effective on the third day after being so mailed), or (e) electronic mail (email) (effective on the next day after transmission) in each case addressed to the intended recipient as set forth below:

If to Future Growing, LLC:

Future Growing, LLC
5454 Foliage Way
Apopka, Florida 32712
Attention: Tim Blank
Facsimile: 407-464-0061
Email Address: TimBlank@futuregrowing.com

If to Green Polka Dot Box:

Green Polka Dot Box
629 East Quality Drive. Suite 103
American Fork, Utah 84003
Attention: Rod Smith
Facsimile: 877-663-2217
Email Address: rsmith@greenpolkadotbox.com

Either party hereto may change its address for receiving notices by giving written notice of such change to the other party hereto.

U. **Termination:** This Contract may be terminated (i) by mutual written consent of each party hereto, or (ii) immediately upon delivery of written notice from one party hereto to the other party hereto upon a material breach by such other party of any material covenant, material warranty, material representation or material obligation contained in this Contract. If this Contract is terminated by either party hereto pursuant to the provisions of this Section 3(T), this Contract shall forthwith become void and there shall be no further obligation under this Contract on the part of either party or its respective affiliates, directors, officers or equity-holders; provided, however, that a termination of this Contract shall not relieve either party hereto from any liability for damages incurred as a result of a breach by such party of its representations, warranties, covenants, agreements or other obligations hereunder occurring prior to such termination.

V. **Attorney's Fees.** In the event of any litigation, including mediation or arbitration, between the parties arising out of or relating to this Contract, the prevailing party shall be entitled to recover from the non-prevailing party all costs incurred and reasonable attorneys' fees, including attorneys' fees in all investigations, arbitrations, trials, bankruptcies and appeals. If any dispute arising out of or relating to this Contract is submitted to arbitration, the arbitrator or arbitrators shall have the power and authority to, and the parties hereby direct that such arbitrator or

arbitrators shall, determine entitlement to attorneys fees and costs, and the amount of such attorneys fees and costs, to be awarded to the prevailing party.

W. Authority. Each party hereto represents and warrants to the other party that: (i) it has all requisite limited liability company power and authority to execute, deliver and perform its obligations under this Contract; and (ii) this Contract and all other documentation delivered in connection herewith have been executed by each party's authorized representative, and that such representative has all requisite power and authority to bind such party with respect to any such documents.

[signature page follows]

IN WITNESS WHEREOF, each party to this Contract has caused it to be executed on the date indicated above.

Future Growing, LLC	**Green Polka Dot Box, Incorporated**
By: ______________________	By: ______________________
~~Tim Blank, President~~	Rod Smith, CEO
James Coffman, President	

EXHIBIT 6.7

Growing, Supply, Packing, Sales, and Purchase Agreement dated August 12, 2013

between Fresh Organics LLC and Green PolkaDot Box Incorporated

GROWING, SUPPLY, PACKING, SALES, AND PURCHASE AGREEMENT

This Growing, Packing, Sales, and Purchase Agreement (this "Agreement"), effective August __, 2013 (the "Effective Date"), is entered into by and between FRESH ORGANICS LLC ("FRESH ORGANICS"), a Florida limited liability company with its principal offices located in 765 Crandon Blvd. #603, Key Biscayne, Florida 33149 and GREEN POLKADOT BOX INCORPORATED ("GPDB"), a Nevada corporation with its principal offices located at 1450 South Blackhawk Boulevard, Mt. Pleasant, Utah 84647.

RECITALS:

WHEREAS, FRESH ORGANICS distributes and sells certified organic products to its clients located in the countries listed in Exhibit "A," a copy of which is attached hereto and incorporated herein by this reference and as amended from time to time by the mutual agreement of the parties; and

WHEREAS, GPDB will conduct certified organic farming operations in the United States, growing the products listed in Exhibit "B," a copy of which is attached hereto and incorporated herein by this reference and as amended from time to time by the mutual agreement of the parties ("ORGANIC PRODUCTS"), at a facility being developed in Sanpete County, Utah and at a second facility in Jacksonville, Florida in the planning stages ("GPDB's Facilities"); and

WHEREAS, FRESH ORGANICS desires to buy ORGANIC PRODUCTS from GPDB during the term of this Agreement at the volumes and prices set forth in Exhibit "B," which volumes and pricing will be fixed until December 31, 2016 but shall be subject to adjustment as hereinafter provided;

NOW THEREFORE, in consideration of the mutual promises set forth herein and for other valuable consideration, the adequacy and sufficiency of which is hereby acknowledged, the parties agree to the following:

1. Term: The term of this Agreement shall commence on the Effective Date of this Agreement and terminate on December 31, 2023 (the "Original Term"). This Agreement will extend on an annual basis for successive one-year terms (each such year is hereinafter referred to as an "Annual Extended Term") beginning on January 1st and ending on December 31st of each Annual Extended Term unless cancelled or terminated in writing by either party on three month's written notice prior to the end of the Original Term or any Annual Extended Term. "Term," as used herein, shall refer to the Original Term and any Annual Extended Term.

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2. Purchase and Sale of ORGANIC PRODUCTS. FRESH ORGANICS agrees to buy and GPDB agrees to sell ORGANIC PRODUCTS in accordance with the schedule set forth in Exhibit "B," subject to adjustment of the prices and volumes as hereinafter provided. The parties agree that volumes and pricing will be fixed until December 31, 2016 but shall be subject to quarterly adjustment thereafter based on the mutual agreement of the parties. The parties also agree to evaluate the volumes and pricing prior to May 31, 2014 based on the actual operating results of the parties and to engage in good faith negotiations regarding adjustment of the volumes and pricing if the pricing as set forth in Exhibit "B" as agreed to herein does not allow GPDB to make a reasonable profit on the sales to FRESH ORGANICS based on the actual operating results of GPDB during the first six months of operations under this Agreement.

3. GPDB's Responsibilities:

a. GPDB, in accordance with the terms and conditions of this Agreement, will supply all contracted ORGANIC PRODUCTS in the contracted volumes at the contracted prices as set forth in Exhibit "B," as adjusted on a quarterly basis as provided for in Sections 2 above and 3(g) below.

b. GPDB will operate greenhouse growing and packing operations at GPDB's Facilities for the purpose of producing and harvesting ORGANIC PRODUCTS to be processed (i.e. sorted, graded, cooled, and packed at GPDB's cost and expense) into labeled and branded boxes provided by FRESH ORGANICS for sale in accordance with (i) industry standards, complying with all applicable laws and regulations of the United States, which meet USDA #1 National Organic Program grade standards, and the other countries listed in Exhibit "A," and (ii) FRESH ORGANICS' instructions and specifications as to packing requirements and labels as they may from time-to-time provide, so long as such instructions are in accordance with generally accepted industry standards. The amendment of Exhibit "A" to add countries shall be subject to GPDB's good faith efforts to comply with the regulatory requirements of each such additional country.

c. GPDB will provide to FRESH ORGANICS the locations of its farm operations at which the ORGANIC PRODUCTS will be grown, as well as planting dates, projected harvest schedules, and estimated crop yield on each January 15th, April 15th, July 15th, and October 15th during the Term of this Agreement.



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d. GPDB shall grow the ORGANIC PRODUCTS in such a manner that such ORGANIC PRODCUTS may be legally sold in United States and the other countries listed in Exhibit "A" and will ship the ORGANIC PRODUCTS to the delivery locations designated by FRESH ORGANICS ("Designated Delivery Sites") promptly after harvest under optimal post-harvest, packing and cooling conditions. Shipping costs will be paid by FRESH ORGANICS F.O.B. GPDB's Facilities in the case of shipments to Designated Delivery Sites within the United States or F.C.A. or ex GPDB's Facilities in the case of shipments to Designated Delivery Sites outside the United States.

e. GPDB will assure FRESH ORGANICS year-round supplies from their organic greenhouse farming operations.

f. GPDB will start growing its organic produce as set forth in Exhibit "B."

g. GPDB's initial annual growing and production volumes agreed prices are listed in Exhibit "B," subject to adjustment on a quarterly basis by agreement of the parties by amending Exhibit "B." The parties agree to work in good faith to achieve additional sales and incremental growth to increase purchase volumes under the terms of this Agreement.

h. GPDB shall promptly notify FRESH ORGANICS of any situation which might interfere with its ability to comply with its harvesting schedule or which may affect the ORGANIC PRODUCTS quality or marketability.

i. GPDB understands and agrees that use of FRESH ORGANICS-branded cartons, labels and stickers, graphics, designs, logos, trademarks, trade names, and artwork is restricted to packing or branding said ORGANIC PRODUCTS subject to this Agreement and may not be used for any other purpose.

j. GPDB, during the term of this Agreement, shall not market directly or indirectly ORGANIC PRODUCTS to FRESH ORGANICS' clients and markets listed in Exhibit "A" (the "Exclusive Clients and Markets"). The Exclusive Clients and Markets shall not include restaurants and food service business or sales to them by GPDB through their respective distributors of GPDB-branded produce.



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As the parties develop their respective businesses, they agree to inform one another of their additional clients and markets, respectively, and to amend Exhibit "A" by mutual agreement to reflect such additional clients and markets. In the event of any conflict regarding clients and markets, the parties agree to negotiate in good faith to resolve such potential conflicts.

k. GPDB will pack the ORGANIC PRODUCTS into packing materials specified and provided by FRESH ORGANICS, at its cost, including but not limited to plastics, packing containers, cartons, labels, pallets, pallet corners, and stretch (hereinafter collectively referred to as "Packaging Materials"); however, for the first full six calendar months following the commencement of shipping from the Utah packing facility GPDB will obtain and pay for all Packaging Materials other than plastics and label, which will be provided and paid for by FRESH ORGANICS.

4. **FRESH ORGANICS' Responsibilities:**

a. FRESH ORGANICS, under this Agreement, will (i) supply at its sole cost all Packaging Materials, (ii) order ORGANIC PRODUCTS from time to time in accordance with the purchase order form submitted to GPDB by FRESH ORGANICS ("Purchase Orders"), (iii) designate and contract with its approved carriers for shipment of ORGANIC PRODUCTS at its cost F.O.B. GPDB's Facilities in the case of shipments to Designated Delivery Sites within the United States or or ex GPDB's Facilities in the case of shipments to Designated Delivery Sites outside the United States, (iii) pay for all contracted ORGANIC PRODUCTS, at the contracted volumes and prices set forth in Exhibit "B" during the Term of this Agreement by bank wire transfer to GPDB not later than 20 days after each shipment of ORGANIC PRODUCTS from GPDB's Facilities.

b. FRESH ORGANICS will provide a market for ORGANIC PRODUCTS that meet its clients' quality standards and conditions.

c. Based on the Purchase Orders submitted by FRESH ORGANICS to GPDB, FRESH ORGANICS will provide GPDB weekly a detailed packing program projecting Purchase Orders six-months in advance during the term of this Agreement, in order for GPDB to grow ORGANIC PRODUCTS on schedule, as required. The Purchase Orders are to be executed in multiple weekly deliveries according to a series of weekly planned call-offs.


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d. FRESH ORGANICS is further authorized, after consultation with and approval from GPDB, to grant price adjustments, credits or allowances due to the quality or condition of the ORGANIC PRODUCTS, upon arrival at final clients' destination, and may grant clients credits or price adjustments, with or without governmental inspection certificates, or based upon their in-house quality control inspections or reports, whenever, in FRESH ORGANICS reasonable judgment, it becomes necessary to consummate sales, prevent undue delays in reselling distressed product at clients' destination, or is otherwise commercially reasonable.

k. FRESH ORGANICS will, at its sole expense, supply film and bags to GPDB for packaging the ORGANIC PRODUCTS with the FRESH ORGANICS branding on labels and Packaging Materials.

6. Proceeds of Sale:

a. **Collection of Sales:** Except for final clients' claims based on quality or condition issues, FRESH ORGANICS will bear the risk and costs for the collection of payments for all ORGANIC PRODUCTS sold and may not delay its payment under the terms of Section 5(a) above based on delays in collection of payments to FRESH ORGANICS by its clients

b. **Customer Claims:** FRESH ORGANICS will use its best efforts to protect or mitigate claims for freight or casualty loss of ORGANIC PRODUCTS. All costs and expenses in defending, prosecuting or otherwise resolving claims for ORGANIC PRODUCTS deemed non-conforming as to quality or condition will be shared equally by FRESH ORGANICS and GPDB. FRESH ORGANICS and GPDB will cooperate with each other in seeking compensation for losses caused by the carrier in shipping the ORGANIC PRODUCTS. FRESH ORGANICS and GPEDB agree to cooperate in the inspection of ORGANIC PRODUCTS deemed unacceptable by FRESH ORGANICS or its customers to determine the cause for the problem with such products and establish a reasonable inspection protocol and quality assurance program. FRESH ORGANICS and GPEDB agree to negotiate in good faith regarding the equal sharing of the costs of product deemed unacceptable by FRESH ORGANICS' customers where responsibility for the cause of the refusal to accept ORGANIC PRODUCTS cannot be established clearly.


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c. **Transfer of Responsibility and Risk of Loss:** FRESH ORGANICS will assume responsibility for ORGANIC PRODUCTS upon shipment.

7. **Food Safety Requirements and Warranties:** GPDB hereby warrants, represents, and guarantees the following as of the date of shipment of ORGANIC PRODUCTS by GPDB to FRESH ORGANICS:

   a. All CERTIFIED ORGANIC VEGETABLES have been grown by GPDB following the instructions and guidelines set by the National Organic Program (NOP).

   b. GPDB shall obtain all organic certifications as requested by FRESH ORGANICS' markets and clients.

   c. Good Agricultural Practices (GAP's): GPDB shall develop and maintain effective GAP's which will ensure that areas where contamination can occur during the growing, harvesting, cooling, processing, and transporting phase of production of ORGANIC PRODUCTS are identified and that appropriate and effective preventative measures are taken. All GAP's shall, at a minimum, follow and comply with the guidelines set fort and identified at:

      http://www.cfsan.fda.gov/~dms/prodguid.html.

   d. Good Manufacturing Practices (GMP's): GPDB shall develop and maintain GMP's which will ensure that areas where contamination can occur within the harvesting, packing, and cooling phase are identified and that appropriate and effective contamination preventative measures are taken. All GMP's shall follow and comply with the guidelines set forth and identified at:

      http://www.cfsan.fda.gov/~lrd/cfr110.html.

   e. GPDB shall develop and maintain procedures that establish and continually identify relevant control points in the production of ORGANIC PRODUCTS to ensure pesticide-free, clean vegetables. GPDB processes and controls shall not allow shipment of ORGANIC PRODUCTS to FRESH ORGANICS if the established MRL was exceeded. GPDB's tolerance records shall be maintained for a period of two years from their creation and FRESH ORGANICS and its clients may review all such records and/or conduct additional testing at any reasonable time.

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f. Trace Back/Recall Program: GPDB shall comply with the Public Health Security and Bioterrorism Preparedness and Response Act of 2002, in addition to any federal regulations applicable to entities working with food items requiring the ability to trace back and recall any food item to the place of production. GPDB must develop and maintain standard operating procedures that ensure that an effective trace back and recall system is in place. It is recommended that a mock trace back and recall exercise be performed at least once a year.

g. Annual Food Safety Audits: GPDB and FRESH ORGANICS shall both conduct, through an approved third party auditor, such as Primus, Davis Fresh, BRC, NSF Cook & Thurber or Silliker ("Approved Third Party Auditors"), annual GMP audits ("Audits"). Copies of all Audits must be provided by either party for review, analysis, and retention.

h. Warranties: GPDB warrants that all ORGANIC PRODUCTS to be provided to FRESH ORGANICS under this Agreement (i) will meet USDA #1 grade National Organic Program (NOP) standards (ii) will not be "adulterated" or "misbranded" (as those terms are given meaning within the Federal Food, Drug and Cosmetic Act), (iii) are free of contaminants and unlawful pesticides, (iv) are grown, harvested, packed, and cooled in accordance with standards set by the FDA and USDA, (v) are properly labeled in conformance with United States regulatory requirements, and (vi) will conform to and comply with all applicable federal, state, and local pure organic food statutes, regulations, ordinances, and standards pertaining to the ORGANIC PRODUCTS, including but not limited to the Bioterrorism Act of 2002 and the Food Safety Modernization Act. GPDB will indemnify and hold harmless FRESH ORGANICS for all liabilities arising from willful or negligible breach of this warranty.

8. Insurance and Indemnification:

a. Insurance: GPDB will maintain at all times hereunder, at its sole cost and expense, the following types and coverage amounts of insurance:

   i. Workers' compensation and employer's liability coverage providing coverage in accordance with the applicable law.


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ii. Commercial general liability insurance written on an occurrence basis naming FRESH ORGANICS as an additional insured with the following limits of liability:

   1. General Aggregate $1,000,000;
   2. Per Occurrence $1,000,000;
   3. Products Liability Aggregate $ 2,000,000; and
   4. Personal Injury $ 1,000,000

iii. General umbrella with $4,000,000 coverage sitting over the employers, general, liability policies.

b. Certificate evidencing the foregoing insurance shall be delivered to FRESH ORGANICS at its request and renewal certificates shall be delivered to FRESH ORGANICS from time to time as requested. Such certificate shall include a provision for notification at least 30 days in advance of any material change or cancellation in the coverage provided.

c. GPDB shall indemnify and hold FRESH ORGANICS harmless from and against any fines, penalties, judgments, losses and/or other damages and defend FRESH ORGANICS from and against any and all suits, actions, proceedings, claims and or demands (including reasonable attorneys' fees and expenses associated therein), brought by FRESH ORGANICS and/or any third party, including but not limited to any lawful governmental authority, which

   (i) allege and/or establish that the ORGANIC PRODCUTS provided by GPDB to FRESH ORGANICS under this Agreement, is and/or were "adulterated" or "misbranded" (as those terms are given meaning within the Federal Food, Drug and Cosmetic Act), as a result of the acts or omissions of GPDB; and/or

   (ii) arise from or are related to any breach of this Agreement, unless such breach was caused by an Act of God.

9. Licensed Materials

a. "Licensed Materials" means any and all materials (in the event FRESH ORGANICS grants a license to GPDB), including but not limited to any trademarks and/or service marks (registered or unregistered), trade names, trade dress, brand names, copyrights, labels, label design, color combinations, insignias or device (and

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any variations or modifications thereto which have been approved by FRESH ORGANICS for use hereunder) owned, used, or licensed by FRESH ORGANICS and sublicensed or otherwise provided by FRESH ORGANICS to GPDB for packaging purposes under this Agreement.

b. FRESH ORGANICS, at its cost and expense, will provide all Packaging Materials to FRESH ORGANICS for use as packing for ORGANIC PRODUCTS orders made. GPDB shall not, directly itself or indirectly through or from a third party, create, make, or change any Licensed Materials. All Licensed Materials shall, at all times, be deemed to be the property of FRESH ORGANICS and its clients.

c. GPDB represents, warrants, and agrees that it shall not use the Licensed Material in any other manner except as authorized under this Agreement. In no instance shall GPDB allow, directly itself or indirectly through a third party, any Licensed Material be sold, assigned, transferred or given to third parties or otherwise disposed of without the prior written consent of FRESH ORGANICS.

d. The parties expressly agree and understand that no right, title, license, or interest of any kind or nature in the Licensed Materials is granted or conveyed by FRESH ORGANICS to GROWER PACKER under this Agreement.

e. The Parties expressly agree and understand that FRESH ORGANICS has the full right and title in and/or has the right to use Licensed Material form clients in connection with ORGANIC PRODUCTS, and GPDB agrees not to contest or deny the validity, right or title of FRESH ORGANICS in or to the Licensed Material, and GPDB shall not encourage or assist any other third party, directly or indirectly, in doing the same, during the term of this Agreement or thereafter in perpetuity.

f. Upon termination of this Agreement, GPDB shall hold for prompt return to and payment by FRESH ORGANICS (i) all Licensed Material ordered in connection with or respect to GPDB manufacture of cartons, films, labels to be affixed to PRODUCTS packaging and (ii) all remaining inventory of such packaging or otherwise dispose of the same in accordance with FRESH ORGANICS directions.

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10. Miscellaneous

a. Amendments; Waivers. This Agreement may not be amended or altered except upon the written agreement of the parties to such amendment or modification. Either party may waive any provision hereof intended for its benefit, but such waiver must be in writing signed by the waiving party to be effective.

b. Notices. No notice or other communication shall be deemed given unless sent in any of the manners, and to the attention of the persons, specified in this Section 10(b). All notices and other communications hereunder will be in writing and will be deemed given to any party (i) upon delivery to the address of such party specified below if delivered personally (including delivery by courier) or mailed by registered or certified mail (return receipt requested), or (ii) on the next business day after transmission if transmitted by facsimile or e-mail, in any case to the parties at the following addresses, fax numbers or e-mail addresses:

FRESH ORGANICS: FRESH ORGANICS LLC
765 Crandon Blvd. #603
Key Biscayne, Florida 33149

Attention: Marcus Meurs

Fax: 305-496-4487
E-Mail: marc.meurs@unifresh-group.com

GPDB: GREEN POLKADOT BOX INCORPORATED
1450 South Blackhawk Boulevard,
Mt. Pleasant, Utah 84647

Attention: Rod A. Smith

Fax: 801-756-4400
E-Mail: rsmith@greenpolkadotbox.com

The parties hereto may designate such other address, fax number or e-mail address by written notice in the aforesaid manner. Any notice or other communication transmitted by fax or e-mail shall be followed within three days by a hard copy of such notice or communication transmitted to the appropriate parties as contemplated hereby with a copy of the confirmation of the transmission.

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c. Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their successors at law; however, it is agreed and understood that the parties shall not have the right to assign and/or transfer to its obligations hereunder without the written consent of the other party.

d. Governing Law. This Agreement shall be governed by and construed in accordance with the Perishable Agricultural Commodities Act, 7 USC 499 et.seq. including its regulations and in accordance with laws of the State of Florida.

e. Counterparts. This Agreement may be executed in several counterparts (including by means of separate signature pages, which may be attached hereto) by one or more of the parties, each of which shall be deemed an original but all of said counterparts (and signature pages) shall be deemed to constitute or be part of one and the same instrument.

f. Severability. Should any provision of this Agreement be adjudicated to be invalid or unenforceable such provision shall be deemed deleted and the remainder of the Agreement, nevertheless, remain unaffected and fully enforceable; further, to the extent any provision herewith is deemed unenforceable by virtue of its scope but may be made enforceable by limitation thereof, the parties hereto agree the same shall, nevertheless, be enforceable to the fullest extent permissible under the laws and public policies applied in the jurisdiction in which enforcement or interpretation is sought.

g. Headings; Schedules; Exhibits. The headings or other subdivisions in this Agreement are intended solely for convenience or reference and shall be given no effect in the construction or interpretation of this Agreement. All exhibits attached hereto are deemed incorporated herein by this reference.

h. Specific Performance. The parties hereby declare that it is impossible to measure in money the damages that will accrue to a party hereto by reason of a failure to perform any of the obligations under this Agreement. Therefore, if any party hereto shall institute any action or proceeding to enforce the provisions hereof, any person (including the Company) against whom such action or proceeding is brought hereby waives all claims or defenses therein



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that such party has an adequate remedy at law, or such person shall not urge in any such action or proceeding the claim or defense that such remedy at law exists.

i. Arbitration; Attorneys' Fees. In the event that a dispute arises pertaining to the construction, validity and performance of this Agreement, the parties shall first attempt to amicably resolve any disputes that may arise under or relate to this Agreement. In the event that the parties are unable to do so within 30 days after written notice of any dispute, the parties agree to submit the dispute to binding arbitration, to be conducted and be finally settled under the rules of the American Arbitration Association, which rules are deemed to be incorporated herein by reference. Arbitration shall be by a panel of three arbitrators, one each appointed by the Shareholders in accordance with said rules. The place of arbitration shall be Orlando, Florida unless otherwise agreed to, in writing, by the parties. The parties hereby agree to submit to such arbitration and to the enforcement of any award resulting therefrom by any court of competent jurisdiction. The prevailing party in any such arbitration shall be entitled to recover its reasonable attorneys' fees and costs from the other party.

j. Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties hereto and supersedes all prior agreements, arrangements and understandings between the parties.

k. Protection of Confidential Information. In the course of performing its obligations und this Agreement, each party may have access to proprietary information regarding each other's processes, business plans, and other confidential matters. Both parties agree not to disclose to any third parties such confidential information received nor use confidential information for its own benefit except in connection with performance of its obligations under this Agreement.

(The remainder of this page is intentionally blank; the signature page follows.)

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IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date written below their respective signatures.

GREEN POLKADOT BOX INCORPORATED

By: ______________________
Rod Smith, CEO

Date: 8-12-13

By: ______________________
Steven Shrump,
Director of Greenhouse
Farming Operations

Date: 8-12-13

FRESH ORGANICS LLC

By: ______________________
Marcus Meurs, President

Date: 8-12-2013

Exhibit "A" - "Exclusive Clients and Markets"

a. Canada
b. USA and Puerto Rico
c. All European Countries
d. Countries in North East and South East Asia like Japan, South Korea, Malaysia, Hong Kong, Singapore
e. Countries in Latin Amerika like Mexico, Chile, Brazil, Argentina and Colombia
f. Countries in the Middle East like Saudi Arabia and Kuwait

Canada :

* Loblaws Companies
* Costco Wholesale
* Sobeys

USA :

* Sysco
* US Foods
* Whole Foods
* Wakefern Food Corp.
* Kroger
* Topco
* CBI
* Publix
* Costco Wholesale
* Target
* Wood Fruitticher
* Trader Joe's
* Stop & Shop
* Albertson's
* BJ's Wholesale
* Wegmans Food Market
* Harris Teeter
* Supervalu
* Food Lion
* Hannaford Bros.
* Ahold USA
* Demoulas/Market Basket
* H-E-Butt Grocery Company
* The Fresh Market
* Aldi
* Wal Mart Stores - SuperCenters
* Metro USA
* Spartan Stores
* Sam's Club
* Safeway

Europe :

* Ahold, Spar, Jumbo, Sligro - The Netherlands
* ICA - Sweden
* Delhaize - Belgium
* Spar, BILA - Austria
* COOP Italia - Italy
* Rema 1000, RIMI - Norway
* Migros, Switzerland
* Aldi, Lidl, Rewe, Edeka - Germany
* Penny Market, PLUS - Germany
* Tengelmann, Metro - Germany
* Whole Foods, Tesco - UK
* Costco Wholesale, Waitrose - UK
* Asda, Sainsbury's - UK
* Marks & Spencer - UK
* Auchan, Carrefour - France
* Casino, Promodes - France

Nord East and South East Asia

* Ito-Yokado, AEON, Kansai Super - Japan
* Seven & I - Japan
* JUSKO - Malaysia
* Meidi-Yan, Isetan - Singapore
* PARKnSHOP - Hong Kong

Middle East :

* Abela Supermarket - Abu Dabi
* Lulu Hypermarket, The Sultan Center - Kuwait

Approved:

Green PolkaDot Box Incorporated

By:

Rod Smith, CEO

Date: 8-12-13

8-12-13

Approved:

Fresh Organics LLC

By:

Marcus Meurs President

Date: 8-12-2013

Exhibit "B" - Page 1 - Prices

Conventional/Certified Organic NOP-JAS-EU	Green House Grown	Packed	Contract Price Per Case	Contract Price Per Lb.
Yellow Bell Peppers XL	Certified Organic	5 kg. / 11 lb.	$ 12.00	$ 1.09
Orange Bell Peppers XL	Certified Organic	5 kg. / 11 lb.	$ 12.00	$ 1.09
Red Bell Peppers XL	Certified Organic	5 kg. / 11 lb.	$ 12.00	$ 1.09
Green Bell Peppers XL	Certified Organic	5 kg. / 11 lb.	$ 12.00	$ 1.09
Green Bell Peppers XL	Certified Organic	20 lb.	$ 12.00	$ 1.09
Red Leaf 24 count	Certified Organic	20 lb.	$ 21.00	$ 1.05
Green Leaf 24 count	Certified Organic	20 lb.	$ 14.50	$ 0.73
Romaine Hearts 24 count	Certified Organic	30 lb	$ 14.50	$ 0.73
Cucumbers	Certified Organic	20 lb.	$ 17.50	$ 0.88
			$ 18.00	$ 0.90

Appendix B - Page 1

Certified Organic Tomatoes NOP-JAS-EU	Green House Grown	Packed	Contract Price Per Lb.	
Beefsteak	Certified Organic	12*1 pint / 12*1 lb. / 12*2 lb./9*250 gr./10*500 gr./ 5 lb.	$ 1.25	
Cocktail Tomatoes on the Vine	Certified Organic	12*1 pint / 12*1 lb. / 12*2 lb./9*250 gr./10*500 gr./ 5 lb.	$ 1.25	plus Sleeve
Grape Tomatoes on the Vine	Certified Organic	12*1 pint / 12*1 lb. / 12*2 lb./9*250 gr./10*500 gr./ 5 lb.	$ 1.25	plus container
Cherry Tomatoes on the Vine	Certified Organic	12*1 pint / 12*1 lb. / 12*2 lb./9*250 gr./10*500 gr./ 5 lb.	$ 1.25	plus Sleeve
Rainbow Mix of Cherry Tomatoes	Certified Organic	12*1 pint / 12*1 lb. / 12*2 lb./9*250 gr./10*500 gr./ 5 lb.	$ 1.25	plus Clam Shell
Cherry Plum Tomatoes on the Vine	Certified Organic	12*1 pint / 12*1 lb. / 12*2 lb./9*250 gr./10*500 gr./ 5 lb.	$ 1.25	plus Sleeve
Mini Cherry Tomatoes - Mini Tomatoes - Mini Snack Tomatoes	Certified Organic	12*1 pint / 12*1 lb. / 12*2 lb./9*250 gr./10*500 gr./ 5 lb.	$ 1.25	plus container
Specialty Tomatoes	Certified Organic	12*1 pint / 12*1 lb. / 12*2 lb./9*250 gr./10*500 gr./ 5 lb.	$ 1.50	
Heirloom Tomatoes	Certified Organic	12*1 pint / 12*1 lb. / 12*2 lb./9*250 gr./10*500 gr./ 5 lb.	$ 1.50	
Teardrop Tomatoes	Certified Organic	12*1 pint / 12*1 lb. / 12*2 lb./9*250 gr./10*500 gr./ 5 lb.	$ 1.25	plus Clam Shell

Approved:

Green PolkaDot Box Incorporated

By: [signature]

Rod Smith, CEO

Date: 8-12-13

[signature]

8-12-13

Approved:

Fresh Organics LLC

By: [signature]

Marcus Meurs President

Date: 8-12-2013

Exhibit "B" - Page 2 - Prices

Certified Organic NOP-JAS-EU	Green House Grown	Packed	Per lb.	Per Case
Asparagus	Jumbo - Extra Large - Large - bulk case with 1 inner liner for 11 bunches of 1 lb.	5 kg. / 11 lb.	$ 1.50	$ 16.50
Asparagus	Jumbo - Extra Large - Large bagged in 1 kg. bags	12*1 kg.	$ 1.70	$ 20.40
Asparagus	Jumbo - Extra Large - Large bagged in 200 gr. bags.	12*200 gr.	$ 2.00	$ 10.58
Asparagus	Jumbo - Extra Large - Large / bagged in 1 lb bags	11*1 lb	$ 1.75	$ 19.25
Asparagus	Asparagus Tips in 8 oz bags	11*8 oz.	$ 1.75	$ 10.50
Green-Yellow Zucchini	12 end 14's in a box	5 kg. / 11 lb.	$ 0.52	$ 5.75
Green-Yellow Zucchini	12 and 14's in a box	20 lb.	$ 0,51	$ 18.40
Squash	Straight-Crooked Neck	5 kg. / 11 lb.	$ 0,52	$ 5.75
Squash	Straight-Crooked Neck	20 lb.	$ 0.52	$ 10,48
Edamame	Soybeans in their Pod	5*2 lb.	$ 1.60	$ 16.00
Baby Eggplant	Italian, a.o. Baby Eggplant varieties	5 kg. / 11 lb.	$ 0.59	$ 6.50
Leek		10 kg./22 lb.	$ 0.60	$ 13.28
Fennel		5 kg. / 11 lb.	$ 0.52	$ 5.75
Baby Bok Choy		5 kg. / 11 lb.	$ 0.52	$ 5.75
Seedless Cukes	Long English - 12 pieces 350 gr. / 12 ea each - plastic wrapped	9 lb. / 4.2 kg.	$ 1.00	$ 9.00
Butternut Squash		20 lb.	$ 0.50	$ 10.60
Sweet Baby Broccoli	Tenderstem - Bunched	10 lb.	$ 0.80	$ 8.00
Broccoli	Crowns - individually plastic wrapped	20 lb.	$ 0.50	$ 10.00
	Bunched 14-18's - plastic wrapped	22 lb.	$ 0.45	$ 10.00
	Broccoli Florets in 3 lb. bags	6*3 lb.	$ 1.00	$ 18.00
	Broccoli Florets in 3 lb. bags	10*3 lb.	$ 1.10	$ 33.00
Radicchio Round	9 and 12's	10 lb.	$ 0.65	$ 6.50
Radicchio Treviso Oval	9 and 12's	10 lb.	$ 0.65	$ 6.50
Kale	24 count		$ 0.50	$ 10.00
Chard	24 count		$ 0.50	$ 10.00
Celery	24 and 30's bulk packed with 1 inner liner	60 lb.	$ 0.17	$ 18.00
	24 and 30's sleeve packed	60 lb.	$ 0.25	$ 15.00
Snowpeas-Stringless OSPU	10 lb. decalyxed	10 lb.	$ 1.80	$ 10.00
	2 kg. decalyxed	2 kg.	$ 1.02	$ 4.50
	2 lb. bags - decalyxed	5*2 lb.	$ 1.20	$ 12.00
	2 lb. bags - decalyxed	12*2 lb.	$ 1.38	$ 33.00
	12*150 gr. bags and trays - decalyxed snowpeas	4 lb.	$ 1.45	$ 5.80
	12*250 gr. bags and trays - decalyxed snowpeas	6.6 lb.	$ 1.44	$ 9.50
Sugar Snap Peas-Stringless-Sugar Daddy	10 lb. decalyxed	10 lb.	$ 1.10	$ 11.00
	2 kg. decalyxed	2 kg.	$ 1.02	$ 4.50
	2 lb. bags - decalyxed	5*2 lb.	$ 1.38	$ 13.00
	2 lb. bags - decalyxed	12*2 lb.	$ 1.80	$ 36.00
	12*250 gr. bags and trays - decalyxed snowpeas	4 lb.	$ 0.30	$ 6.00
	12*250 gr. bags and trays - decalyxed snowpeas	6,6 lb.	$ 0.50	$ 10.00
Beans	3 sv. - medium fine beans	25 lb.	$ 0.64	$ 16.00
	2 sv. - very fine beans	10 lb.	$ 0.85	$ 8.50
	2 sv. - very fine beans	2 kg.	$ 0.91	$ 4.08
	2 sv. - very fine beans	5*2 lb.	$ 1.05	$ 10.50
	2 sv. - very fine beans	12*2 lb.	$ 1.25	$ 30.00
	12*150 gr. bags and trays (both snipped/clipped and whole).	4 lb.	$ 1.40	$ 5.60
	12*250 gr. bags and trays (both snipped/clipped and whole)	6.6 lb.	$ 1.40	$ 9.24
	12*400 gr. bags and trays (both snipped/clipped and whole)	10,6 lb.	$ 1.40	$ 14.84
	1 sv. - extra fine beans.	10 lb.	$ 1.15	$ 11.50
	1 sv. - extra fine beans	5 lb.	$ 1.15	$ 5.75
	1 sv. - extra fine beans	2 kg.	$ 1.19	$ 5.25
	1 sv. - extra fine beans	5*2 lb.	$ 1.25	$ 12.50
	1 sv. - extra fine beans	12*2 lb.	$ 1.45	$ 34.80
	12*150 gr. bags and trays	4 lb.	$ 1.50	$ 6.00
	12*250 gr. bags and trays	6.6 lb.	$ 1.50	$ 9.90
	12*400 gr. bags and trays	10.6 lb.	$ 1.58	$ 15.90
	wax-butter beans	10 lb.	$ 0.80	$ 8.00
	cranberry beans	10 lb.	$ 0.80	$ 8.00
	italian beans	10 lb.	$ 0.80	$ 8.00
	runner beans	10 lb.	$ 0.80	$ 8.00

Initials

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Exhibit "B" - Page 3 - Prices

Conventional/Certified Organic NOP-JAS-EU	Green House Grown	Packed	Per lb.	Per Case
Basil	Bunched-Greenhouse Grown Conventional	1 kg.	$ 1.47	$ 3.25
Chervil	Bunched-Greenhouse Grown Conventional	1 kg.	$ 2.04	$ 4.50
Chives	Bunched-Greenhouse Grown Conventional	1 kg.	$ 2.84	$ 4.50
Thyme	Bunched-Greenhouse Grown Conventional	1 kg.	$ 1.81	$ 4.00
Tarragen	Bunched-Greenhouse Grown Conventional	1 kg.	$ 1.81	$ 4.00
Sage	Bunched-Greenhouse Grown Conventional	1 kg.	$ 2.04	$ 4.50
Rosemary	Bunched-Greenhouse Grown Conventional	1 kg.	$ 1.59	$ 3.58
Oregano	Bunched-Greenhouse Grown Conventional	1 kg.	$ 1.81	$ 4.00
Mint	Bunched-Greenhouse Grown Conventional	1 kg.	$ 1.47	$ 3.25
Marjoram	Bunched-Greenhouse Grown Conventional	1 kg.	$ 1.81	$ 4.00
Parsley	Bunched-Greenhouse Grown Conventional	1 kg.	$ 1.36	$ 3.00
Dill	Bunched-Greenhouse Grown Conventional	1 kg.	$ 1.59	$ 3.50
Cilantro	Bunched-Greenhouse Grown Conventional	1 kg.	$ 1.59	$ 3.50
Coriander	Bunched-Greenhouse Grown Conventional	1 kg.	$ 1.70	$ 3.75
Basil	Bunched-Greenhouse Grown Conventional	25 gr. or 1 oz. bags in 1 kg. case	$ 2.84	$ 6.25
Chervil	Bunched-Greenhouse Grown Conventional	25 gr. or 1 oz. bags in 1 kg. case	$ 3.40	$ 7.50
Chives	Bunched-Greenhouse Grown Conventional	25 gr. or 1 oz. bags in 1 kg. case	$ 3.40	$ 7.50
Thyme	Bunched-Greenhouse Grown Conventional	25 gr. or 1 oz. bags in 1 kg. case	$ 3.18	$ 7.00
Tarragen	Bunched-Greenhouse Grown Conventional	25 gr. or 1 oz. bags in 1 kg. case	$ 3.18	$ 7.00
Sage	Bunched-Greenhouse Grown Conventional	25 gr. or 1 oz. bags in 1 kg. case	$ 3.40	$ 7.50
Rosemary	Bunched-Greenhouse Grown Conventional	25 gr. or 1 oz. bags in 1 kg. case	$ 2.95	$ 6.50
Oregano	Bunched-Greenhouse Grown Conventional	25 gr. or 1 oz. bags in 1 kg. case	$ 3.18	$ 7.00
Mint	Bunched-Greenhouse Grown Conventional	25 gr. or 1 oz. bags in 1 kg. case	$ 2.84	$ 6.25
Marjoram	Bunched-Greenhouse Grown Conventional	25 gr. or 1 oz. bags in 1 kg. case	$ 3.18	$ 7.00
Parsley	Bunched-Greenhouse Grown Conventional	25 gr. or 1 oz. bags in 1 kg. case	$ 2.72	$ 6.00
Dill	Bunched-Greenhouse Grown Conventional	25 gr. or 1 oz. bags in 1 kg. case	$ 2.95	$ 6.58
Cilantro	Bunched-Greenhouse Grown Conventional	25 gr. or 1 oz. bags in 1 kg. case	$ 2.95	$ 6.50
Coriander	Bunched-Greenhouse Grown Conventional	25 gr. or 1 oz. bags in 1 kg. case	$ 3.06	$ 6.75
Basil	Bunched-Greenhouse Grown Conventional	75 gr. or 3 oz. bags in 1 kg. case	$ 2.61	$ 5.75
Chervil	Bunched-Greenhouse Grown Conventional	75 gr. or 3 oz. bags in 1 kg. case	$ 3.18	$ 7.00
Chives	Bunched-Greenhouse Grown Conventional	75 gr. or 3 oz. bags in 1 kg. case	$ 3.18	$ 7.00
Thyme	Bunched-Greenhouse Grown Conventional	75 gr. or 3 oz. bags in 1 kg. case	$ 2.95	$ 6.50
Tarragen	Bunched-Greenhouse Grown Conventional	75 gr. or 3 oz. bags in 1 kg. case	$ 2.95	$ 6.50
Sage	Bunched-Greenhouse Grown Conventional	75 gr. or 3 oz. bags in 1 kg. case	$ 3.18	$ 7.00
Rosemary	Bunched-Greenhouse Grown Conventional	75 gr. or 3 oz. bags in 1 kg. case	$ 2.72	$ 6.00
Oregano	Bunched-Greenhouse Grown Conventional	75 gr. or 3 oz. bags in 1 kg. case	$ 2.95	$ 6.50
Mint	Bunched-Greenhouse Grown Conventional	75 gr. or 3 oz. bags in 1 kg. case	$ 2.62	$ 5.75
Marjoram	Bunched-Greenhouse Grown Conventional	75 gr. or 3 oz. bags in 1 kg. case	$ 2.95	$ 6.50
Parsley	Bunched-Greenhouse Grown Conventional	75 gr. or 3 oz. bags in 1 kg. case	$ 2.49	$ 5.50
Dill	Bunched-Greenhouse Grown Conventional	75 gr. or 3 oz. bags in 1 kg. case	$ 2.72	$ 6.00
Cilantro	Bunched-Greenhouse Grown Conventional	75 gr. or 3 oz. bags in 1 kg. case	$ 2.72	$ 6.00
Coriander	Bunched-Greenhouse Grown Conventional	75 gr. or 3 oz. bags in 1 kg. case	$ 2.84	$ 6.25
Basil	Bunched-Greenhouse Grown Organics	1 kg.	$ 2.84	$ 4.50
Chervil	Bunched-Greenhouse Grown Organics	1 kg.	$ 2.72	$ 6.00
Chives	Bunched-Greenhouse Grown Organics	1 kg.	$ 2.72	$ 6.00
Thyme	Bunched-Greenhouse Grown Organics	1 kg.	$ 2.49	$ 5.50
Tarragen	Bunched-Greenhouse Grown Organics	1 kg.	$ 2.49	$ 5.50
Sage	Bunched-Greenhouse Grown Organics	1 kg.	$ 2.72	$ 6.00
Rosemary	Bunched-Greenhouse Grown Organics	1 kg.	$ 2.04	$ 4.50
Oregano	Bunched-Greenhouse Grown Organics	1 kg.	$ 2.49	$ 5.50
Mint	Bunched-Greenhouse Grown Organics	1 kg.	$ 1.93	$ 4.25
Marjoram	Bunched-Greenhouse Grown Organics	1 kg.	$ 2.38	$ 5.25
Parsley	Bunched-Greenhouse Grown Organics	1 kg.	$ 1.93	$ 4.25
Dill	Bunched-Greenhouse Grown Organics	1 kg.	$ 1.93	$ 4.25
Cilantro	Bunched-Greenhouse Grown Organics	1 kg.	$ 1.80	$ 4.50
Coriander	Bunched-Greenhouse Grown Organics	1 kg.	$ 2.15	$ 4.75

Initials

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MM: [signature]

[signature]

Exhibit "B" - Page 4 - Prices

Conventional/Certified Organic NOP-JAS-EU	Green House Grown Certified Organic	Packed	Per lb.
Baby Carrots	Baby Vegetables	2 kg. or 5 lb.	$ 1.50
Baby Rainbow Carrots	Baby Vegetables	2 kg. or 5 lb.	$ 1.50
Baby Turnip	Baby Vegetables	2 kg. or 5 lb.	$ 1.50
Baby Leek	Baby Vegetables	2 kg. or 5 lb.	$ 1.50
Baby Squash-Pattypan	Baby Vegetables	2 kg. or 5 lb.	$ 1.50
Baby Squash-Sunburst	Baby Vegetables	2 kg. or 5 lb.	$ 1.50
Baby Fennel	Baby Vegetables	2 kg. or 5 lb.	$ 1.50
Baby Cauliflower (purple, yellow, white)	Baby Vegetables	2 kg. or 5 lb.	$ 1.50
Baby Broccoli	Baby Vegetables	2 kg. or 5 lb.	$ 1.50
Baby Romanesco	Baby Vegetables	2 kg. or 5 lb.	$ 1.50
Baby Red Cabbage	Baby Vegetables	2 kg. or 5 lb.	$ 1.50
Baby Savoy Cabbage	Baby Vegetables	2 kg. or 5 lb.	$ 1.50
Baby Pumpkin	Baby Vegetables	2 kg. or 5 lb.	$ 1.50
Baby Carrots	Trays and Bags	Packed 6*200 gr. o 6*8 oz.	$ 1.80
Baby Rainbow Carrots	Trays and Bags	Packed 6*200 gr. o 6*8 oz.	$ 1.80
Baby Turnip	Trays and Bags	Packed 6*200 gr. o 6*8 oz.	$ 1.80
Baby Leek	Trays and Bags	Packed 6*200 gr. o 6*8 oz.	$ 1.80
Baby Squash	Trays and Bags	Packed 6*200 gr. o 6*8 oz.	$ 1.80
Baby Squash	Trays and Bags	Packed 6*200 gr. o 6*8 oz.	$ 1.80
Baby Fennel	Trays and Bags	Packed 6*200 gr. o 6*8 oz.	$ 1.80
Baby Cauliflower (purple, yellow, white)	Trays and Bags	Packed 6*200 gr. o 6*8 oz.	$ 1.80
Baby Broccoli	Trays and Bags	Packed 6*200 gr. o 6*8 oz.	$ 1.80
Baby Romanesco	Trays and Bags	Packed 6*200 gr. o 6*8 oz.	$ 1.80
Baby Red Cabbage	Trays and Bags	Packed 6*200 gr. o 6*8 oz.	$ 1.80
Baby Savoy Cabbage	Trays and Bags	Packed 6*200 gr. o 6*8 oz.	$ 1.80
Baby Pumpkin	Trays and Bags	Packed 6*200 gr. o 6*8 oz.	$ 1.80
Poblano	Specialty Peppers	2 kg. or 5 lb.	$ 1.00
Cayenne	Specialty Peppers	2 kg. or 5 lb.	$ 1.00
Padron	Specialty Peppers	2 kg. or 5 lb.	$ 1.00
Habanero	Specialty Peppers	2 kg. or 5 lb.	$ 1.00
Cubanelle	Specialty Peppers	2 kg. or 5 lb.	$ 1.00
Hungarian Wax	Specialty Peppers	2 kg. or 5 lb.	$ 1.00
Hot Chili Peppers	Specialty Peppers	2 kg. or 5 lb.	$ 1.00
Mini Sweet Peppers	Specialty Peppers	2 kg. or 5 lb.	$ 1.00
Jalapeno	Specialty Peppers	2 kg. or 5 lb.	$ 1.00
Tinkerbell / Baby Bell	Specialty Peppers	2 kg. or 5 lb.	$ 1.00
Fresno	Specialty Peppers	2 kg. or 5 lb.	$ 1.00

Initials

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Exhbit "B" - Page 5 Initial Annual Growing and Production Volumes

Year Annual Volumes-Certified Organic	2014 lb.	2015 lb.	2016 lb.	2017 lb.	2018 lb.	2019 lb.	2020 lb.	2021 lb.	2022 lb.	2023 lb.
Yellow Bell Peppers XL	400,000	520,000	676,000	878,800	1,142,440	1,485,172	1,782,206	2,138,648	2,566,377	3,079,653
Orange Bell Peppers XL	400,000	520,000	676,000	878,800	1,142,440	1,485,172	1,782,206	2,138,648	2,566,377	3,079,653
Red Bell Peppers XL	8,800,000	11,440,000	14,872,000	19,333,600	25,133,680	32,673,784	39,208,541	47,050,249	56,460,299	67,752,359
Green Bell Peppers XL	800,000	1,040,000	1,352,000	1,757,600	2,284,880	2,970,344	3,564,413	4,277,295	5,132,754	6,159,305
Red Leaf 24 count	220,000	286,000	371,800	483,340	628,342	816,845	980,214	1,176,256	1,411,507	1,693,809
Green Leaf 24 count	400,000	520,000	676,000	878,800	1,142,440	1,485,172	1,782,206	2,138,648	2,566,377	3,079,653
Romaine Hearts 24 count	2,000,000	2,600,000	3,380,000	4,394,000	5,712,200	7,425,860	8,911,032	10,693,238	12,831,886	15,398,263
Cucumbers	4,000,000	5,200,000	6,760,000	8,788,000	11,424,400	14,851,720	17,822,064	21,386,477	25,663,772	30,796,527

Various Vegetables Annual Volumes-Certified Organic	2014 lb.	2015 lb.	2016 lb.	2017 lb.	2018 lb.	2019 lb.	2020 lb.	2021 lb.	2022 lb.	2023 lb.
Asparagus	5,000,000	7,000,000	9,800,000	13,720,000	19,208,000	26,891,200	37,647,680	52,706,752	73,789,453	103,305,234
Green-Yellow Zucchini	2,000,000	2,600,000	3,380,000	4,394,000	5,712,200	7,425,860	9,653,618	12,549,703	16,314,614	21,208,999
Squash	500,000	650,000	845,000	1,098,500	1,428,050	1,856,465	2,413,405	3,137,426	4,078,654	5,302,250
Edamame	500,000	650,000	845,000	1,098,500	1,428,050	1,856,465	2,413,405	3,137,426	4,078,654	5,302,250
Baby Eggplant	250,000	325,000	422,500	549,250	714,025	928,233	1,206,702	1,568,713	2,039,327	2,651,125
Leek	250,000	325,000	422,500	549,250	714,025	928,233	1,206,702	1,568,713	2,039,327	2,651,125
Fennel	100,000	130,000	169,000	219,700	285,610	371,293	482,681	627,485	815,731	1,060,450
Baby Bok Choy	500,000	650,000	845,000	1,098,500	1,428,050	1,856,465	2,413,405	3,137,426	4,078,654	5,302,250
Seedless Cukes	500,000	650,000	845,000	1,098,500	1,428,050	1,856,465	2,413,405	3,137,426	4,078,654	5,302,250
Butternut Squash	500,000	650,000	845,000	1,098,500	1,428,050	1,856,465	2,413,405	3,137,426	4,078,654	5,302,250
Sweet Baby Broccoli	500,000	650,000	845,000	1,098,500	1,428,050	1,856,465	2,413,405	3,137,426	4,078,654	5,302,250
Broccoli	2,500,000	3,250,000	4,225,000	5,492,500	7,140,250	9,282,325	12,067,023	15,687,129	20,393,268	26,511,248
Radicchio Round	500,000	650,000	845,000	1,098,500	1,428,050	1,856,465	2,413,405	3,137,426	4,078,654	5,302,250
Radicchio Treviso Oval	500,000	650,000	845,000	1,098,500	1,428,050	1,856,465	2,413,405	3,137,426	4,078,654	5,302,250
Kale	500,000	650,000	845,000	1,098,500	1,428,050	1,856,465	2,413,405	3,137,426	4,078,654	5,302,250
Chard	500,000	650,000	845,000	1,098,500	1,428,050	1,856,465	2,413,405	3,137,426	4,078,654	5,302,250
Celery	2,000,000	2,600,000	3,380,000	4,394,000	5,712,200	7,425,860	9,653,618	12,549,703	16,314,614	21,208,999
Snowpeas	2,000,000	2,600,000	3,380,000	4,394,000	5,712,200	7,425,860	9,653,618	12,549,703	16,314,614	21,208,999
Sugar Snap Peas	5,000,000	6,500,000	8,450,000	10,985,000	14,280,500	18,564,650	24,134,045	31,374,259	40,786,536	53,022,497
Beans	7,000,000	9,100,000	11,830,000	15,379,000	19,992,700	25,990,510	33,787,663	43,923,962	57,101,150	74,231,496

Initials

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Exhibit "B" - Page 6 - Initial Annual Growing and Production Volumes (continued)

Herbs Greenhouse Grown Annual Volumes - Certified Organic	2014 lb.	2015 lb.	2016 lb.	2017 lb.	2018 lb.	2019 lb.	2020 lb.	2021 lb.	2022 lb.	2023 lb.
Basil	60,000	78,000	101,400	131,820	171,366	222,776	289,609	376,491	489,438	636,270
Chervil	30,000	39,000	50,700	65,910	85,683	111,388	144,804	188,246	244,719	318,135
Chives	175,000	227,500	295,750	384,475	499,818	649,763	844,692	1,098,099	1,427,529	1,855,787
Thyme	45,000	58,500	76,050	98,865	128,525	167,082	217,206	282,368	367,079	477,202
Tarragon	30,000	39,000	50,700	65,910	85,683	111,388	144,804	188,246	244,719	318,135
Sage	30,000	39,000	50,700	65,910	85,683	111,388	144,804	188,246	244,719	318,135
Rosemary	45,000	58,500	76,050	98,865	128,525	167,082	217,206	282,368	367,079	477,202
Oregano	45,000	58,500	76,050	98,865	128,525	167,082	217,206	282,368	367,079	477,202
Mint	100,000	130,000	169,000	219,700	285,610	371,293	482,681	627,485	815,731	1,060,450
Marjoram	30,000	39,000	50,700	65,910	85,683	111,388	144,804	188,246	244,719	318,135
Parsley	30,000	39,000	50,700	65,910	85,683	111,388	144,804	188,246	244,719	318,135
Dill	45,000	58,500	76,050	98,865	128,525	167,082	217,206	282,369	367,079	477,202
Cilantro	45,000	58,500	76,050	98,865	128,525	167,082	217,206	282,368	367,079	477,202
Coriander	45,000	58,500	76,050	98,865	128,525	167,082	217,206	282,368	367,079	477,202

Baby Vegetables Greenhouse Grown Annual Volumes - Certified Organic	2014 lb.	2015 lb.	2016 lb.	2017 lb.	2018 lb.	2019 lb.	2020 lb.	2021 lb.	2022 lb.	2023 lb.
Baby Carrots	100,000	150,000	200,000	250,000	300,000	350,000	400,000	450,000	500,000	550,000
Baby Rainbow Carrots	100,000	150,000	200,000	250,000	300,000	350,000	400,000	450,000	500,000	550,000
Baby Turnip	100,000	150,000	200,000	250,000	300,000	350,000	400,000	450,000	500,000	550,000
Baby Leek	100,000	150,000	200,000	250,000	300,000	350,000	400,000	450,000	500,000	550,000
Baby Squash-Pattypan	100,000	150,000	200,000	250,000	300,000	350,000	400,000	450,000	500,000	550,000
Baby Squash-Sunburst	100,000	150,000	200,000	250,000	300,000	350,000	400,000	450,000	500,000	550,000
Baby Fennel	100,000	150,000	200,000	250,000	300,000	350,000	400,000	450,000	500,000	550,000
Baby Cauliflower	100,000	150,000	200,000	250,000	300,000	350,000	400,000	450,000	500,000	550,000
Baby Broccoli	100,000	150,000	200,000	250,000	300,000	350,000	400,000	450,000	500,000	550,000
Baby Romanesco	100,000	150,000	200,000	250,000	300,000	350,000	400,000	450,000	500,000	550,000
Baby Red Cabbage	100,000	150,000	200,000	250,000	300,000	350,000	400,000	450,000	500,000	550,000
Baby Savoy Cabbage	100,000	150,000	200,000	250,000	300,000	350,000	400,000	450,000	500,000	550,000
Baby Pumpkin	100,000	150,000	200,000	250,000	300,000	350,000	400,000	450,000	500,000	550,000

Specialty Peppers Green House Grown Annual Volumes - Certified Organic	2014 lb.	2015 lb.	2016 lb.	2017 lb.	2018 lb.	2019 lb.	2020 lb.	2021 lb.	2022 lb.	2023 lb.
Poblano	200,000	300,000	400,000	500,000	600,000	700,000	800,000	900,000	1,000,000	1,100,000
Cayenne	200,000	300,000	400,000	500,000	600,000	700,000	800,000	900,000	1,000,000	1,100,000
Padron	200,000	300,000	400,000	500,000	600,000	700,000	800,000	900,000	1,000,000	1,100,000
Habanero	200,000	300,000	400,000	500,000	600,000	700,000	800,000	900,000	1,000,000	1,100,000
Cubanelle	200,000	300,000	400,000	500,000	600,000	700,000	800,000	900,000	1,000,000	1,100,000
Hungarian Wax	200,000	300,000	400,000	500,000	600,000	700,000	800,000	900,000	1,000,000	1,100,000
Hot Chili Peppers	200,000	300,000	400,000	500,000	600,000	700,000	800,000	900,000	1,000,000	1,100,000
Mini Sweet Peppers	200,000	300,000	400,000	500,000	600,000	700,000	800,000	900,000	1,000,000	2,100,000
Jalapeno	200,000	300,000	400,000	500,000	600,000	700,000	800,000	900,000	1,000,000	1,100,000
Tinkerbell / Baby Bell	200,000	300,000	400,000	500,000	600,000	700,000	800,000	900,000	1,000,000	1,100,000
Fresno	200,000	300,000	400,000	500,000	600,000	700,000	800,000	900,000	1,000,000	1,100,000

Tomatoes-Green House Grown Annual Volumes - Certified Organic	2014 lb.	2015 lb.	2016 lb.	2017 lb.	2018 lb.	2019 lb.	2020 lb.	2021 lb.	2022 lb.	2023 lb.
Tomatoes	2,500,000	5,000,000	10,000,000	15,000,000	20,000,000	25,000,000	30,000,000	35,000,000	40,000,000	45,000,000

Initials

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EXHIBIT 6.8

Lease Agreement dated September 18, 2013

between William Roberts and Green PolkaDot Box Incorporated

LEASE AGREEMENT – COMMERCIAL BUILDING

GREEN POLKADOT BOX INCORPORATED

A NEVADA CORPORATION

TENANT

WILLIAM ROBERTS

AN INDIVIDUAL

LANDLORD

September 18, 2013

COMMERCIAL BUILDING LEASE

This Commercial Building Lease ("Lease") is entered into by and between Landlord and Tenant as defined herein. Terms with initial capital letters are defined in Section 2 below.

1. **LEASE OF PREMISES**. In consideration of the Rent and the provisions of this Lease, Landlord leases to Tenant and Tenant leases from Landlord the Premises. The Premises are located at the Property. Tenant shall have the nonexclusive right (unless otherwise provided herein) in common with Landlord to use the Common Areas. The purpose of this Lease is to provide office, manufacturing, packaging, storage and shipping space for Tenant.

2. **DEFINITIONS**. The following are defined terms used throughout the Lease and identified by initial capital letters.

a. "Building" means the commercial building located at 1450 South Blackhawk Blvd., Mt. Pleasant, Utah 84647.

b. "Commencement Date" means October 1st, 2013 or such other date Landlord and Tenant agree Tenant shall commence occupying the Premises.

c. "Common Areas" means those portions of the Property which are provided, from time to time, for use in common by Landlord and Tenant which may include, without limitation, public entrances, lobbies and rest rooms, stairways and access ways, loading docks, ramps, drives and platforms and any passageways and service ways thereto, common pipes, conduits, wires and appurtenant equipment serving the Property or any portion thereof, loading and unloading areas, trash areas, parking areas, roadways, sidewalks, walkways, parkways, driveways, and landscaped areas, and other generally understood public or common areas. Landlord shall have the right to regulate or restrict the use of the Common Areas.

d. Intentionally Deleted.

e. "Hazardous Materials" means any substance or material that is now or hereafter described or designated as a toxic or hazardous substance, waste or material or a pollutant or contaminant or medical, infectious, biohazardous, biomedical or "sharps" waste, or words of similar import under any law, statute, ordinance, rule, regulation, order or ruling of any agency of the State, the United States Government or any local governmental authority, including, without limitation, asbestos, petroleum, petroleum hydrocarbons and petroleum based products (other than industry standard paint and cleaning materials), urea formaldehyde foam insulation, polychlorinated biphenyls ("PCBs"), and freon and other chlorofluorocarbons and chemicals which may cause cancer or reproductive toxicity.

f. "Landlord" means William Roberts or assigns.

g. "Lease Term" or "Term" means the period 36-month period beginning on the Commencement Date and ending on September 30, 2016.

h. "Leasehold Improvements" means all alterations, decorations, additions or improvements upon the Premises made by either party, including, without limitation, the items listed on the Schedule of Improvements, attached hereto as Exhibit B and incorporated herein, which the parties will be responsible for as specified on Exhibit B.

i. "Premises" means all manufacturing, packaging, storage, shipping and office space located in Building as more particularly set forth on Exhibit A attached hereto and made a part hereof.

j. "Property" means the property on which the Building is located.

k. "Rent" means the Base Rent as set forth in Section 4 and any other sums due and payable by Tenant to Landlord under this Lease.

l. "Tenant" means Green PolkaDot Box Incorporated, a Nevada corporation.

m. "Tenant's Property" means all movable business and trade fixtures, machinery and equipment, communications equipment and office equipment located in the Premises and acquired by or for the account of Tenant, without expense to Landlord, which can be removed without structural damage to the Building, and all furniture, furnishings and other articles of movable personal property owned by Tenant and located in the Premises.

n. "Use" means the use to which the Premises may be put including use for general office, manufacturing, packaging and storage purposes, and subject to Section of the Lease.

3. **COMMENCEMENT DATE**. The Premises will be delivered to Tenant on or before the Commencement Date. If for any reason Landlord cannot deliver possession of the Premises to Tenant on October 1st, this Lease will not be void or voidable, nor will Landlord be liable to Tenant for any loss or damage resulting from such delay, but in such event, the Commencement Date and Tenant's obligation to pay Rent will not commence until Landlord delivers possession to Tenant. Tenant shall have the right to access the Premises for installation of furniture, fixtures and equipment upon the Commencement Date as long as Tenant does not impede the process of Leasehold Improvements.

4. **RENT.**

4.1 **Base Rent**. Tenant shall pay to Landlord as base rent for the Premises a total of $6,500* per month ("Base Rent") during the Lease Term. *Rent may be adjusted by consent of both parties after Building Improvements are completed.

4.2 **Rental Payments.** Base Rent shall be due and payable at the first of each calendar month of the Lease Term. All Rent or other costs or reimbursements to be paid by Tenant to Landlord shall be in lawful money of the United States of America and shall be paid without deduction or offset, prior notice or demand, and at such place or places as may be designated from time to time by Landlord. If the Lease starts on a day other than the first of the month, Rent during the first month shall be prorated accordingly on a 30-day month basis.

4.3 **Interest And Late Charges**. If Tenant fails to pay when due any Rent or other amounts or charges which Tenant is obligated to pay under the terms of this Lease, the unpaid amounts shall bear interest at 12% per annum, or the maximum rate then allowed by law ("Interest Rate") from the date such amount is due until the date paid. Additionally late charges equal to 1.0% of the delinquent amount shall be due and payable. Landlord and Tenant agree that this late charge represents a reasonable estimate of such costs and expenses of and is fair compensation to Landlord for the loss suffered from such nonpayment by Tenant. Acceptance of any interest or late charge shall not constitute a waiver of Tenant's default with respect to such nonpayment by Tenant nor prevent Landlord from exercising any other rights or remedies available to Landlord under this Lease.

Landlord and Tenant agree that the Security Deposit may be commingled with funds of Landlord and Landlord shall have no obligation or liability for payment of interest on such deposit. If Tenant fails to pay any Rent or other amount when due and payable under this Lease, or fails to perform any of the terms hereof, Landlord may appropriate and apply or use all or any portion of the Security Deposit for Rent payments or any other amount then due and unpaid, for payment of any amount for which Landlord has become obligated as a result of Tenant's default or breach, and for any loss or damage sustained by Landlord as a result of Tenant's default or breach, and Landlord may so apply or use this deposit without prejudice to any other remedy Landlord may have by reason of Tenant's default or breach. If Landlord so uses any of the Security Deposit, Tenant shall, within 10 days after written demand therefor, restore the Security Deposit to the full amount originally deposited; Tenant's failure to do so shall constitute an act of default hereunder.

5. **USE**.

5.1 **Tenant's Use of the Premises**. Tenant shall use the Premises solely for general office, manufacturing, packaging and storage purposes. Tenant shall not use or occupy the Premises in violation of law or any covenant, condition or restriction affecting the Property or the Certificate of Occupancy issued for the Property or Premises, and shall, upon notice from Landlord, immediately discontinue any use of the Premises which is declared by any governmental authority having jurisdiction to be a violation of law or any such Certificate of Occupancy.

5.2 **Licensees and Permits**. Tenant shall procure, at its sole cost and expense, any and all licenses and permits which may be required for the conduct of Tenant's business in accordance with the terms of this Lease.

5.3 **Hazardous Materials**. Except for ordinary and general office supplies (some or all of which may constitute "Hazardous Materials" as defined in this Lease), Tenant agrees not to cause or permit any Hazardous Materials to be brought upon, stored, used, handled, generated, released or disposed of on, in, under or about the Premises, the Building, the Common Areas or any other portion of the Property by Tenant, its agents, employees, permitted subtenants, permitted assignees, permitted licensees, contractors or invitees (collectively, "Tenant's Parties"), without the prior written consent of Landlord, which consent Landlord may withhold in its sole and absolute discretion. Upon the expiration or earlier termination of this Lease or the discovery of the existence of any Hazardous Materials, Tenant agrees to promptly remove from the Premises, the Building and the Property, at its sole cost and expense and in compliance with all applicable requirements, any and all Hazardous Materials, including any equipment or systems containing Hazardous Materials which are installed, brought upon, stored, used, generated or released upon, in, under or about the Premises, the Building and/or the Property or any portion thereof by Tenant or any of Tenant's Parties. To the fullest extent permitted by law, Tenant agrees to promptly indemnify, protect, defend and hold harmless Landlord and Landlord's members, and their respective members, officers, directors, employees, agents, successors and assigns (collectively, "Landlord Indemnified Parties") from and against any and all claims, damages, judgments, suits, causes of action, losses, liabilities, penalties, fines, expenses and costs (including, without limitation, investigation, monitoring, clean-up, removal, remediation and restoration costs, sums paid in settlement of claims, attorneys' fees, consultant fees and expert fees and court costs) which arise or result from the presence of Hazardous Materials on, in, under or about the Premises, the Building or any other portion of the Property and which are caused or permitted by Tenant or any of Tenant's Parties.

6. **SERVICES AND UTILITIES**. Provided that Tenant is not in default hereunder, Landlord agrees to furnish to the Premises during generally recognized business days, and during regular working hours determined by Landlord in its sole discretion, heating, ventilation and air-conditioning ("HVAC") as required in Landlord's judgment for the comfortable use and occupancy of the Premises. Upon reasonable notice from Tenant, Landlord shall use reasonable efforts to furnish HVAC at any other times reasonably requested. Landlord shall also maintain and keep lighted the common stairs, common entries and restrooms in the Building. Landlord shall not be in default hereunder or be liable for any damages directly or indirectly resulting from, nor shall the Rent be abated by reason of (i) the installation, use or interruption of use of any equipment in connection with the furnishing of any of the foregoing services, (ii) failure to furnish or delay in furnishing any such services where such failure or delay is caused by accident or any condition or event beyond the reasonable control of Landlord, or by the making of necessary repairs or improvements to the Property or Premises, or (iii) the limitation, curtailment or rationing of, or restrictions on, use of water, electricity, gas or any other form of energy serving the Property or Premises. Landlord shall not be liable under any circumstances for a loss of or injury to property or business, however occurring, through or in connection with or incidental to failure to furnish any such services. Notwithstanding anything contained herein to the contrary, Tenant shall contract for in its own name all water, electricity, gas or any other form of energy serving the Premises.

7. **CONDITION OF THE PREMISES**. Tenant acknowledges that neither Landlord nor any agent of Landlord has made any representation or warranty with respect to the Property or Premises or with respect to their suitability for the conduct of Tenant's business. The taking of possession of the Premises by Tenant shall conclusively establish that the Premises, Building and Property were at such time in satisfactory condition. Tenant acknowledges and agrees that the Premises shall be delivered to Tenant in their "as is" condition and that except as expressly set forth in this Lease Landlord shall have no obligation to make any improvements or alterations to the Premises.

8. **REPAIRS AND MAINTENANCE**.

8.1 **Landlord's Obligations**. Notwithstanding anything contained herein to the contrary, Landlord shall have no obligations to repair or maintain the Property, the Building or the Premises. Tenant shall repair and maintain the structural portions of the Property, including the foundations, bearing and exterior walls (excluding glass), sub-flooring, roof (excluding skylight), and those portions of the electrical systems, plumbing systems, and main sewer system that are installed or furnished by Landlord, and which not located upon the Premises, as well as the gutters and downspouts on the Building which serves the Premises. Notwithstanding anything contained herein to the contrary, tenant shall not make any structural repairs to the Property (including, but not limited to the foundations, bearing and exterior walls, sub-flooring, roof, electrical, fire, main sewer systems or plumbing) without the prior written consent of Landlord.

8.2 **Tenant's Obligations**.

(1) By entry hereunder, Tenant accepts the Premises as being in good and sanitary order, condition and repair. Tenant shall, at its sole cost and expense, when and if needed or whenever requested by Landlord to do so, maintain and make all repairs to the Premises and every part thereof, and keep, maintain and preserve the Premises in first class condition (excepting ordinary wear and tear) and repair.

(2) Tenant shall be responsible for performing or paying for (as is applicable) all repairs, maintenance and alterations in and to the Premises, Building and Property and the facilities and systems thereof, the need for which arises out of (i) Tenant's use or occupancy of the Premises, (ii) the installation, removal, use or operation of Tenant's Property in the Premises, (iii) the moving of Tenant's Property into or out of the Building, or (iv) the act, omission, misuse or negligence of Tenant, its agents, contractors, employees or invitees, except with regard to the Leasehold Improvements. Tenant expressly waives the benefits of any statute now or hereafter in effect which would otherwise afford Tenant the right to make repairs at Landlord's expense. Any repairs or work done by or on behalf of Tenant to the Premises, Building or Property shall be done in accordance with all laws, rules and regulations regarding same, Tenant must obtain all permits and approvals and the costs for such work and materials shall be paid for promptly and in full by Tenant. Tenant shall indemnify and hold harmless Landlord from any costs (including, but not limited to attorneys' fees), expenses, damages, liability, claims, fines, penalties incurred by Landlord in connection with any such repairs or work done by or on behalf of Tenant.

8.3 **No Liability of Landlord**. Except as otherwise expressly provided in this Lease, Landlord shall have no liability to Tenant nor shall Tenant's obligations under this Lease be reduced or abated in any manner whatsoever by reason of any inconvenience, annoyance, interruption or injury to business arising from Landlord's making any repairs or changes which Landlord is required or permitted by this Lease or by any other tenant's lease or required by law to make in or to any portion of the Property or Premises. Landlord shall nevertheless use reasonable efforts to minimize any interference with Tenant's business in the Premises.

8.4 **Tenant's Notice**. Tenant shall give Landlord prompt notice of any damage to or defective condition in any part or appurtenance of the Building's mechanical, electrical, plumbing, HVAC or other systems serving, located in, or passing through the Premises. Tenant acknowledges that Landlord shall not have any responsibility or liability to repair any such damage or defective condition in the Building's mechanical, electrical, plumbing, HVAC or other systems serving, located in or passing through the Premises.

8.5 **Return of Premises**. Upon the expiration or earlier termination of this Lease, Tenant shall return the Premises to Landlord clean and in the same condition as on the date Tenant took possession, except for normal wear and tear. Any damage to the Premises, including any structural damage, resulting from Tenant's use or from the removal of Tenant's fixtures, furnishings and equipment shall, at Landlord's election, be repaired by either Landlord or Tenant, but in either case at Tenant's expense.

8.6 **Tenant Improvements**. Following completion of the Initial Leasehold Improvements, Tenant shall not make alterations to the Premises without obtaining the prior written consent of Landlord.

9. **LEASEHOLD IMPROVEMENTS**. Leasehold Improvements shall, unless Landlord elects otherwise, become the property of Landlord, and shall remain upon, and be surrendered with and as a part of the Premises at the end of the Term, except that Landlord may by written notice to Tenant given at least 10 days prior to the walk-through inspection referred to herein permit Tenant to remove same.

10. **RULES AND REGULATIONS**. Tenant agrees to comply with (and cause its agents, contractors, employees and invitees to comply with) all commercially reasonable rules and regulations enacted by Landlord, in its sole judgment, upon delivery of written notice of such rules and regulations.

11. **ASSIGNMENT AND SUBLETTING**.

11.1 **Tenant Assignment**. Tenant will not, either voluntarily or by operation of law, assign or encumber this Lease or any interest herein or license the use or occupancy of or sublet the Premises or any part thereof, or permit the use or occupancy of the Premises by any party other than Tenant without the prior written consent of Landlord, in Landlord's sole discretion. The transfer, assignment, or hypothecation of any stock or ownership interest in Tenant shall be deemed an assignment and prohibited without the prior written consent of Landlord, in Landlord's sole discretion.

11.2 **Landlord Assignment**. Landlord may assign this Lease only with the written consent of Tenant. In the event of any approved sale or transfer by Landlord of the Property or Premises, and/or assignment of this Lease by Landlord, Landlord shall be and is hereby entirely freed and relieved of any and all liability and obligations contained in or derived from this Lease arising out of any act, occurrence or omission relating to the Premises, Building, Property or Lease occurring after the consummation of such sale or transfer. If any security deposit or prepaid Rent has been paid by Tenant, Landlord shall transfer the security deposit or prepaid Rent to Landlord's successor and upon such transfer Landlord shall be relieved of any and all further liability with respect thereto.

12. **LEASE EXTENTION AFTER EXPIRATION OF THE TERM**. If after expiration or earlier termination of the Term, Tenant remains in possession of the Premises with Landlord's permission (express or implied), Tenant shall become a tenant from month to month only, upon all the provisions of this Lease. In such case, monthly Rent shall be payable in advance on or before the 15th day of each month. If either party desires to terminate such month-to-month tenancy, it shall give the other party not less than 30 days' advance written notice of the date of termination. Tenant shall peaceably surrender the Premises to Landlord on the expiration date set forth in the notice from Landlord that Landlord desires to terminate the month-to-month tenancy or upon early termination of the Lease in accordance with the terms of this Lease, in broom-clean condition and in as good condition as when Tenant took possession except for reasonable wear and tear. Tenant shall remove Tenant's Property on or before the date that Tenant surrenders the Premises and shall promptly repair all damage to the Premises or Building caused by such removal.

13. **DESTRUCTION OR DAMAGE.**

13.1 **Natural Disaster.** If the Premises or any portion of the Building necessary for Tenant's occupancy is damaged by fire, earthquake, act of God, the elements or other casualty, Landlord shall, subject to the provisions of this Section, promptly repair the damage, if such repairs can, in Landlord's opinion, be completed within 180 days after the termination of the event or act giving rise to the destruction or damage. If Landlord determines that repairs cannot be completed within 90 days, and such damage is not the result of the negligence or willful misconduct of Tenant or Tenant's agents, employees, contractors, licensees or invitees, the Rent shall be abated to the extent Tenant's use of the Premises is impaired, commencing with the date of damage and continuing until completion of the repairs required of Landlord. Notwithstanding anything contained herein to the contrary, Landlord shall only be required to expend such sums as are paid to Landlord by the proceeds of any insurance policies.

(1) If in Landlord's opinion, such repairs to the Premises or portion of the Building necessary for Tenant's occupancy cannot be completed within 180 days after the termination of the event or act giving rise to the destruction or damage, Landlord or Tenant may elect to terminate the lease upon notice to the other given within 60 days after the termination of the event or act giving rise to the destruction or damage. In the event the parties elect to continue in this Lease, it shall continue in full force and effect, but the Rent shall be partially abated as provided in this Section.

(2) If 40% or more of the Property is totally destroyed or damaged which damage substantially impairs Tenants ability to conduct its business on the Premises, Landlord or Tenant may elect to terminate the lease upon notice to the other given within 60 days after the termination of the event or act giving rise to the destruction or damage. In the event the parties elect to continue in this Lease and any required repairs are reasonably believed to be able to be completed within 90 days after the notice, this Lease shall continue in full force and effect, with Rent abated as set forth in this Subsection. If Landlord does not elect to make such repairs, this Lease shall terminate as of the date of such destruction or damage.

13.2 **Release.** Except for obligations which have previously accrued and are then unpaid or unperformed, any termination of this Lease under any of the provisions of this Section shall release the parties from any further obligation to the other from and after the date Tenant surrenders possession of the Premises to Landlord.

13.3 **Repairs.** If the Premises are to be repaired under this Section, Landlord shall repair at its cost any injury or damage to the Building. Tenant shall be responsible at its sole cost and expense for the repair, restoration and replacement of any other Leasehold Improvements installed by or at the cost of Tenant, and Tenant's Property. Landlord shall not be liable for any loss of business, inconvenience or annoyance arising from any repair or restoration of any portion of the Property or Premises as a result of any damage from fire or other casualty.

13.4 **No Release.** Tenant shall not be released from any of its obligations under this Lease except to the extent and upon the conditions expressly stated in this Section. Notwithstanding anything to the contrary contained in this Section, if this Lease is not terminated but Landlord is delayed or prevented from repairing or restoring the damaged Premises within six months after the occurrence of such damage or destruction by reason of acts of God, war, governmental restrictions, inability to procure necessary labor or materials, or other cause beyond Landlord's control, Landlord or Tenant may, at its election, terminate the Lease as of the date of the damage and have no further obligations hereunder.

13.5 **No Obligation to Repair.** Notwithstanding anything to the contrary contained in this Section, Landlord shall have no obligation to repair, reconstruct or restore the Property or Premises when the damage resulting from any casualty covered under this Section (i) occurs during the last 12 months of the Term or any extension thereof or (ii) is not fully covered by Landlord's insurance.

13.6 **Notice**. In the event of any damage or destruction of all or any part of the Premises, Tenant agrees to immediately (i) notify Landlord thereof, and (ii) deliver to Landlord all property insurance proceeds received by Tenant with respect to any Leasehold Improvements installed by or at the cost of Landlord and any alterations, but excluding proceeds for Tenant's furniture, fixtures, equipment and other personal property, whether or not this Lease is terminated as permitted in this Section, and Tenant hereby assigns to Landlord all rights to receive such insurance proceeds. If for any reason (including Tenant's failure to obtain required insurance), Tenant fails to receive insurance proceeds covering the full replacement cost of any Leasehold Improvements and any alterations, additions, or changes which are damaged, Tenant will be deemed to have self-insured the replacement cost of such items, and upon any damage or destruction thereto, Tenant agrees to immediately pay to Landlord the full replacement cost of such items, less any insurance proceeds actually received by Landlord from Landlord's or Tenant's insurance with respect to such items.

13.7 **Termination**. Landlord specifically reserves the right to terminate this Lease in the event that any mortgagee of the Property or Premises requires the application of insurance proceeds to the mortgage, making the insurance proceeds unavailable to restore the Property, Building, or Premises.

14. **EMINENT DOMAIN**. If the whole of the Premises is lawfully taken by condemnation or in any other manner for any public or quasi-public purpose, this Lease shall terminate as of the date of such taking, and Rent shall be prorated to such date. If less than the whole of the Building or Premises is so taken, this Lease shall be unaffected by such taking, provided that (i) Tenant shall have the right to terminate this Lease by notice to Landlord given within 90 days after the date of such taking if 20% or more of the Premises is taken and, and (ii) Landlord shall have the right to terminate this Lease by notice to Tenant given within 90 days after the date of such taking. If either Landlord or Tenant so elects to terminate this Lease, this Lease shall terminate on the 30th day after either such notice. The Rent shall be prorated to the date of termination. If this Lease continues in force upon such partial taking, the Rent shall be equitably adjusted according to the remaining rentable area of the Premises and Property. In the event of eminent domain then Tenant shall not have any rights to any payments made by such condemning authority.

15. **INDEMNIFICATION**.

15.1 **Breach or Default**. Each party agrees to indemnify and save and hold harmless the other against any and all claims by or on behalf of any person, firm or corporation directly arising out of any breach or default in the performance of each respective party's obligations hereunder except to the extent caused by the other party's negligence or willful misconduct. Further, Tenant covenants at all time to save and hold harmless Landlord from any loss, damage or injury to person or property, incurred by any person, firm or corporation upon leased premises, which injury, loss or damage results from any negligent acts of Tenant, its agents or employees. Likewise, Landlord covenants at all times to save and hold harmless Tenant from any loss, damage or injury to person or property, incurred by any person, or corporation upon leased premises, which injury, loss or damage results from any negligent acts of Landlord, its agents, employees.

15.2 **Landlord Limitation**. Landlord shall not be liable for injury or damage which may be sustained by the person or property of Tenant, its employees, invitees or customers, or any other person in or about the Premises, caused by or resulting from fire, steam, electricity, gas, water or rain which may leak or flow from or into any part of the Premises, or from the breakage, leakage, obstruction or other defects of pipes, sprinklers, wires, appliances, plumbing, heating, ventilation or air-conditioning systems or lighting fixtures, whether such damage or injury results from conditions arising upon the Premises or upon other portions of the Property or from other sources. Landlord shall not be liable for any damages arising from any act or omission of any other tenant of the Property. Landlord or its agents shall not be liable for any claims of interference with any easements of right or air claimed to belong to Tenant or the Premises or with other incorporeal hereditaments (if any) associated with this Lease of the Premises. Tenant shall give prompt notice to Landlord in case of fire or accidents in the Property or Premises or of defects therein or in the fixtures or equipment located therein.

16. **TENANT'S INSURANCE**. On or before the earlier to occur of (i) the Commencement Date, or (ii) the date Tenant commences any work of any type in the Premises pursuant to this Lease (which may be prior to the Commencement Date), and continuing throughout the entire Term hereof and any other period of occupancy, Tenant agrees to keep in full force and effect, at its sole cost and expense, the insurance as set forth on Exhibit "C" attached hereto. Landlord reserves the right to require any other form or forms of insurance as Tenant or Landlord or any mortgagees of Landlord may reasonably require from time to time in form, in amounts, and for insurance risks against which, a prudent tenant would protect itself, but only to the extent coverage for such risks and amounts are available in the insurance market at standard market rates. Landlord makes no representation that the limits of liability required to be carried by Tenant under the terms of this Lease are adequate to protect Tenant's interests and Tenant should obtain such additional insurance or increased liability limits as Tenant deems appropriate.

17. **LANDLORD'S INSURANCE**. During the Term Landlord shall maintain property insurance, issued by an insurer admitted to do business in the state with a stable policyholder rating of at least "B+" and a financial rating of "VII" in the most recent version of Best's Key Rating Guide, covering the Premises and Property. Such insurance shall provide protection against any peril included within the classification "Fire and Extended Coverage". Landlord shall also maintain comprehensive public liability and property damage insurance with respect to the use, operation and condition of the Common Areas of the Building and Property. Such insurance shall be in such amounts and with such deductibles as Landlord considers appropriate. Landlord may, but shall not be obligated to, obtain and carry any other form or forms of insurance as it or Landlord's mortgagees or deed of trust beneficiaries may determine advisable. Notwithstanding any contribution by Tenant to the cost of insurance premiums as provided in this Lease, Tenant acknowledges that it has no right to receive any proceeds from any insurance policies maintained by Landlord.

18. **WAIVER OF SUBROGATION**. Landlord and Tenant each, on behalf of themselves and their insurers, hereby waive all rights of recovery against the other and against the officers, employees, agents and representatives of the other, on account of loss by or damage to the waiving party or the property of others under its control, regardless of whether such loss or damage is caused by the negligence of Landlord or Tenant, to the extent that such loss or damage is insured against and covered under any fire and extended coverage insurance policy which either may have in force or are required to be in force pursuant to this Lease, at the time of the loss or damage. The insurance polices obtained by Landlord and Tenant pursuant to this Lease shall permit waivers of subrogation which the insurer may otherwise have against the non-insuring party. In the event the policy or policies do not allow waiver of subrogation prior to loss, either Landlord or Tenant shall obtain a waiver of subrogation endorsement in such form and content as may reasonably satisfy this requirement.

19. **DEFAULT AND TERMINATION**.

19.1 **Tenant's Default**. The occurrence of any one or more of the following events shall constitute a default and breach of this Lease by Tenant:

(1) If Tenant abandons or vacates the Premises. Abandonment is herein defined to include, but is not limited to, any absence by Tenant from the Premises for five days or longer while in default of any provision of this Lease; or

(2) If Tenant fails to pay any Rent or any other charges required to be paid by Tenant under this Lease and such failure continues for ten (10) days after written notice has been sent to Tenant advising that such payment is outstanding; or

(3) If Tenant fails to promptly and fully perform any other covenant, condition or agreement contained in this Lease, and except with respect to Subsections (1) and (2) above, such failure continues for 30 days after written notice thereof from Landlord to Tenant. Such notice shall be in lieu of, and not in addition to, any notice required under applicable Unlawful Detainer statutes; or

(4) If a writ of attachment or execution is levied on this Lease; or

(5) If Tenant makes a general assignment for the benefit of creditors, or provides for an arrangement, composition, extension or adjustment with its creditors; or

(6) If in any proceeding or action in which Tenant is a party, a trustee, receiver, agent or custodian is appointed to take charge of the Premises or Tenant's Property (or has the authority to do so) for the purposes of enforcing a lien against the Premises or Tenant's Property; or

(7) If during the Term there is filed by or against Tenant in any court pursuant to any statute of the United States or any State, a petition in bankruptcy or insolvency or for reorganization or for the appointment of a receiver or trustee or conservator of all or a portion of Tenant's property which is not resolved or dismissed within a 60 days.

19.2 **Remedies**. In the event of Tenant's default hereunder, then in addition to any other rights or remedies Landlord may have under any law, Landlord shall have the right, at Landlord's option, without further notice or demand of any kind to do the following:

(1) Terminate this Lease and Tenant's right to possession of the Premises and reenter the Premises and take possession thereof, and Tenant shall have no further claim to the Premises or under this Lease; or

(2) Reenter the Premises under the provisions of this Section and thereafter elect to terminate this Lease and Tenant's right to possession of the Premises.

If Landlord reenters the Premises under the provisions of any Subsection above, Landlord shall not be deemed to have terminated this Lease or the obligation of Tenant to pay any Rent or other charges thereafter accruing, unless Landlord notifies Tenant in writing of Landlord's election to terminate this Lease. In the event of any reentry or retaking of possession by Landlord, Landlord shall have the right, but not the obligation, to remove all or any part of Tenant's Property in the Premises and to place such property in storage at a public warehouse at the expense and risk of Tenant. If Landlord elects to relet the Premises for the account of Tenant, the rent received by Landlord from such reletting shall be applied as follows: first, to the payment of any indebtedness other than Rent due hereunder from Tenant to Landlord; second, to the payment of any costs of such reletting; third, to the payment of the cost of any alterations or repairs to the Premises; fourth to the payment of Rent due and unpaid hereunder; and the balance, if any, shall be held by Landlord and applied in payment of future Rent as it becomes due. If that portion of rent received from the reletting which is applied against the Rent due hereunder is less than the amount of the Rent due, Tenant shall pay the deficiency to Landlord promptly upon 10 days notice by Landlord. Such deficiency shall be calculated and paid monthly. Tenant shall also pay to Landlord, as soon as determined, any costs and expenses incurred by Landlord in connection with such reletting or in making alterations and repairs to the Premises, which are not covered by the rent received from the reletting.

In the event of a termination by Landlord, neither Tenant nor any person claiming through or under Tenant or by virtue of any statute or of an order of any court shall be entitled to possession or to remain in possession of the Premises, and shall forthright quit and surrender the Premises. Should Landlord elect to terminate this Lease under the provisions of any Subsection above, Landlord may recover as damages from Tenant past Rent, future Rent and proximately caused damages.

19.3 **Cumulative Remedies.** All rights, options and remedies of Landlord contained in this Lease shall be construed and held to be cumulative, and no one of them shall be exclusive of any other, and Landlord shall have the right to pursue any one or all of such remedies or another remedy or relief which may be provided by law, whether or not stated in this Lease.

19.4 **Intentionally Deleted.**

19.5 **Landlord's Default**. If Tenant obtains a money judgment against Landlord resulting from any default or other claim arising under this Lease, that judgment shall be satisfied only out of the rents, issues, profits, and other income actually received on account of Landlord's right, title and interest in the Property or Premises, and no other real, personal or mixed property of Landlord (or of any of the partners which comprise Landlord, if any, or of the officers, shareholders, directors, partners or principals of such partners comprising Landlord, (if any) wherever situated), shall be subject to levy, attachment or execution, or otherwise used to satisfy any such judgment. Tenant hereby waives any right to satisfy a judgment against Landlord except from the rents, issues, profits and other income actually received on account of Landlord's right, title and interest in the Property or Premises. Tenant shall not have the right to terminate this Lease or to withhold, reduce or offset any amount against any payments of Rent or any other charges due and payable under this Lease except as otherwise specifically provided herein.

19.6 **Limitation of Liability**. In consideration of the benefits accruing hereunder, Tenant on behalf of itself and all successors and assigns of Tenant covenants and agrees that, in the event of any actual or alleged failure, breach or default hereunder by Landlord, Tenant's recourse against Landlord for monetary damages will be limited to Landlord's interest in the Building including, subject to the prior rights of any Mortgagee, Landlord's interest in the rents of the Building and any insurance proceeds payable to Landlord. Anything in this Lease to the contrary notwithstanding, covenants, undertakings and agreements herein made on the part of Landlord are made and intended not as personal covenants, undertakings and agreements or for the purpose of binding Landlord, but are made and intended for the purpose of binding only the Landlord's interest in the Premises. No personal liability or personal responsibility is assumed by, nor shall at any time be asserted or enforceable against Landlord, its agents or employees, and their respective heirs, legal representatives, successors and assigns on account of the Lease or on account of any covenant, undertaking or agreement of Landlord contained in this Lease.

20. **CURING TENANT'S DEFAULTS**. Without limiting any of Landlord's remedies under contained herein, if Tenant fails to pay any sum of money required to be paid by it hereunder or fails to perform any of its obligations under this Lease, and such failure continues beyond the expiration of all notice and cure periods set forth herein, Landlord may (but shall not be obligated to) without waving such default, make such payment or perform such obligation for the account and at the expense of Tenant. Within 10 days from receipt of a bill therefor, Tenant shall pay Landlord all costs of such performance, plus interest thereon at the maximum rate permitted by law from the date of such payment by Landlord. In the event of nonpayment by Tenant of such bill, Landlord shall have the same rights and remedies as in the case of default by Tenant in the payment of Rent.

21. **TENANT CALL RIGHT; LANDLORD PUT RIGHT,**.

21.1 **Tenant Call Right**. At any time during the initial twenty-four (24) month period of the Lease Term, Tenant shall have the right, but not the obligation, to acquire the [Property] by providing written notice to Landlord (the "Call Notice") and payment of the Purchase Price (as defined herein) in accordance with this Section 21 ("Call Right").

21.2 **Landlord Put Right**. At any time following the initial twenty-four (24) month period of the Lease Term until the expiration of the Lease Term, Landlord shall have the right, but not the obligation, to require Tenant to acquire the [Property] by providing written notice to Landlord (the "Put Notice") and demanding payment of the Purchase Price (as defined herein) plus the Additional Amount (as defined herein) in accordance with this Section 21 ("Put Right").

21.3 **Purchase Price**. The Purchase Price shall be equal to $1,200,000**. ** Purchase Price may be adjusted by consent of both parties, subsequent to completion of building improvements.

21.5 **Closing**. In the event that Tenant exercises the Call Right or Landlord exercises the Put right, closing on the purchase and sale of the Property shall occur on the date which is sixty (60) days

following the delivery of the Call Notice or the Put Notice, as applicable. At closing, Landlord shall deliver the deed to the Property, free of liens and encumbrances (unless otherwise agreed by Tenant) and Tenant shall deliver the Purchase Price and, if applicable, the Additional Amount.

22. MISCELLANEOUS.

22.1 **Accord and Satisfaction; Allocation of Payments**. No payment by Tenant or receipt by Landlord of a lesser amount than the Rent provided for in this Lease shall be deemed to be other than on account of the earliest due Rent, nor shall any endorsement or statement on any check or any letter accompanying any check or payment as Rent be deemed an accord and satisfaction.

22.2 **Captions, Sections and Subsection Numbers**. The captions appearing in the body of this Lease have been inserted as a matter of convenience and for reference only and in no way define, limit or enlarge the scope or meaning of this Lease. All references to Section and Subsection numbers refer to Sections and Subsections in this Lease.

22.3 **Dispute Resolution**. The parties expressly agree that any dispute, claim, question or disagreement arising from or relating to this Lease or the breach thereof which cannot be settled amicably by the parties shall be litigated in the State of Utah and in Salt Lake County, Utah. The parties hereby waive any right to a jury trial. In addition, the parties agree that in the event of any such litigation, the prevailing party shall be entitled to recover from the other party its reasonable attorneys' fees and costs incurred in connection therewith as ordered by the arbitrator.

22.4 **Consent**. Notwithstanding anything contained in this Lease to the contrary, Tenant shall have no claim, and hereby waives the right to any claim against Landlord for money damages by reason of any refusal, withholding or delaying by Landlord of any consent, approval or statement of satisfaction. Tenant's only remedies therefor shall be an action for specific performance, injunction or declaratory judgment to enforce any right to such consent, etc.

22.5 **Authority**. The individuals signing for each party represent and warrant they have the requisite legal authority to bind such party.

22.6 **Counterparts**. This Lease may be executed in multiple counterparts, all of which shall constitute one and the same Lease.

22.7 **Prior Agreements; Amendments**. This Lease contains all of the agreements of the parties with respect to any matter covered or mentioned in this Lease, and no prior agreement or understanding pertaining to any such matter shall be effective for any purpose. No provisions of this Lease may be amended or added to except by an agreement in writing signed by the parties or their respective successors in interest.

22.8 **Professional Fees**. Any expenses of any nature incurred by Landlord in connection with any performance by it for the account of Tenant, and all costs and expenses, including reasonable attorneys' fees (whether or not legal proceedings are instituted) involved in collecting monies due under this Lease and enforcing or interpreting the obligations of Tenant under this Lease, including but not limited to the cost and expense of instituting and prosecuting legal proceedings or recovering possession of the Premises after default by Tenant or upon expiration or sooner termination of this Lease (whether in the State Courts or in the United States Bankruptcy Court), shall be due and payable by Tenant, upon 10 days notice, as additional rent.

If Landlord is named as a defendant in any suit brought against Tenant in connection with or arising out of Tenant's occupancy hereunder, Tenant shall pay to Landlord its costs and expenses incurred in such suit, including without limitation, actual professional fees (such as those of appraisers, accountants, and attorneys).

If Tenant is named as a defendant in any suit brought against Landlord in connection with or arising out of Landlord's ownership or management of the Premises, Landlord shall pay to Tenant its costs and expenses incurred in such suit, including without limitation, actual professional fees (such as those of appraisers, accountants, and attorneys).

Each party is solely responsible for its fees and costs, including actual professional fees (such as those of appraisers, accountants, and attorneys) associated with the negotiations, revisions and execution of this Lease.

22.9 **Notices and Consents**. All notices, consents, demands and other communications from one party to the other that are given pursuant to the terms of this Lease shall be in writing and shall be deemed to have been fully given two full business days following deposit in the United States mail, certified or registered, postage prepaid, or one business day following transmittal by reputable overnight courier (such as Federal Express), or when hand delivered, to the Property address, or to such other place as either party may from time to time designate in a notice to the other party.

22.10 **Force Majeure**. Any prevention, delay or stoppage of work to be performed by Landlord or Tenant which is due to strikes, labor disputes, inability to obtain labor, materials, equipment or reasonable substitutes therefor, acts of God, governmental restrictions or regulations or controls, judicial orders, enemy or hostile government actions, civil commotion, fire or other casualty, or other causes beyond the reasonable control of the party obligated to perform hereunder, shall excuse performance of the work by that party for a period equal to the duration of that prevention, delay or stoppage. Nothing in this Section shall excuse or delay Tenant's obligation to pay Rent or other charges under this Lease.

22.11 **Waiver**. The waiver by either party of any breach of any term, covenant or condition herein contained will not be deemed to be a waiver of any subsequent breach of the same or any other term, covenant or condition herein contained, nor will any custom or practice which may develop between the parties in the administration of the terms hereof be deemed a waiver of or in any way affect the right of either party to insist upon performance in strict accordance with said terms. The consent or approval of Landlord to or of any act by Tenant requiring Landlord's consent or approval will not be deemed to waive or render unnecessary Landlord's consent or approval to or of any subsequent similar acts by Tenant.

22.12 **Severability**. A final determination by a court of competent jurisdiction that any provision of this Lease is invalid shall not affect the validity of any other provision, and any provision so determined to be invalid shall, to the extent possible, be construed to accomplish its intended effect.

22.13 **Successors and Assigns** This Lease shall apply to and bind the heirs, personal representatives, and permitted successors and assigns of the parties.

23. WARRANT TO PURCHASE SHARES OF COMMON STOCK. In connection with the Landlord's agreements hereunder, Tenant agrees to issue to Landlord a common stock purchase warrant (the "Warrant") for 600,000 shares exercisable at a price of $2.70 per share. The Warrant shall be exercisable until the close of business September 30, 2023.

(The remainder of this page is intentionally blank; the signature page follows.)

The parties hereto have executed this Lease on September 18, 2013.

LANDLORD:	**TENANT:**
	GREEN POLKADOT BOX INCORPORATED
______________________________	By: ______________________________
WILLIAM ROBERTS	Rod A. Smith, President and CEO

EXHIBIT A

(Drawing of Premises)

EXHIBIT "B"

SCHEDULE OF IMPROVEMENTS

Tenant's Leasehold Improvements to be provided at the commencement of the Lease are as follows :

____

____

____

All costs and expenses associated with such Leasehold Improvements shall be paid for by Tenant. Tenant shall not commence such Leasehold Improvements until Landlord, in Landlord's sole discretion has approved the plans and specifications for such Leasehold Improvements and the contractors responsible for such work.

Any changes or additions to the Leasehold Improvements listed above shall be considered a change order requested by Tenant which shall be subject to Landlord's approval. In the event that Landlord has to hire any consultant(s) to review the Leasehold Improvements, any changes in the Leasehold Improvements or any work in connection with such Leasehold Improvements then Tenant agrees to pay, and shall pay Landlord for the costs of such consultants.

EXHIBIT "C"

TENANT'S INSURANCE REQUIREMENTS

This outlines the insurance requirements of your Lease. To assure compliance with these terms, we suggest you send a copy of this Exhibit to your insurer or agent. Initial Certificates must be provided to Landlord prior to occupancy of the Premises, renewals 10 days before expiration.

1. Comprehensive or General Liability Insurance:

   $1,000,000 Combined Single Limit, each occurrence

   $2,000,000 Aggregate (minimum) this location

   $2,000,000 Products/CompletedOperations Aggregate

   $1,000,000 Fire Legal Liability Limit, per fire

   Bodily Injury, Property Damage, Personal Injury and Advertising Injury; Blanket Contractual Liability - Covering Indemnity; Products and Completed Operations Liability; Landlord as an Additional Insured; Severability of Interest, permitting Cross liability among insureds; provision stating that tenant's insurance is primary and non-contributing with any insurance carried by Landlord.

2. 1,000,000.00 Umbrella Coverage

3. Tenant's Property Insurance

   All Risks coverage of Property owned by Tenant or for which the Tenant is legally liable; replacement cost basis, covering no less than 90% of all values.

4. Tenant's Business Interruption Insurance

   All Risks coverage of operations at leased premises; covering one-years business interruption due to insured peril.

5. Tenant's Workers' Compensation and Employer's Liability Insurance (if applicable):

   Statutory Limits and terms required by state of leased premises, $3,000,000 Employer's Liability Limit.

All insurance is to be with licensed insuers having a Best's rating of "B+" or better, and must include the following:

Waiver of Subrogation in favor of Landlord
Thirty (30) day pre-notice of cancellation and/or renewal to Landlord

EXHIBIT 6.9

Subscription Agreement for Common Stock dated September 20, 2013

between Robert William Corl III and Green PolkaDot Box Incorporated

In reliance upon certain federal and state law exemptions, the securities you are acquiring hereby from GREEN POLKADOT BOX INCORPORATED through this Subscription Agreement have not been registered under the Securities Act of 1933 nor qualified under applicable state securities laws. You may acquire the securities for investment purposes only and not for redistribution or resale, and you may not sell, mortgage, pledge, hypothecate or otherwise transfer or offer to transfer the securities unless an effective registration statement for such securities has been filed under the Securities Act of 1933, or an opinion of counsel satisfactory to us has been obtained that any such transaction shall not violate any federal or state securities laws.

GREEN POLKADOT BOX INCORPORATED

Subscription Agreement for Common Stock

1. Agreement to Purchase Shares of Common Stock; Issuance of Warrants.

1.1 The undersigned, ROBERT WILLIAM CORL III, whose address is as set forth in Section 12 below ("you" or the "Subscriber"), hereby agrees to purchase from GREEN POLKA DOT BOX INCORPORATED, a Nevada corporation (the "Company," "GPDB", "us" or "we"), 185,185 shares (the "Shares") of Common Stock, par value $.001 (the "Common Stock") for a total consideration of $500,000 (the "Purchase Price"), at the rate of $2.70 per share of Common Stock.

1.2 You agree to wire the Purchase Price to the Company, whose wire instructions are as follows:

Bank:	Central Bank
Bank Address:	1 North Main, Spanish Fork, UT 84660
ABA Number:	124300327
Account Name:	Green Polkadot Box Incorporated
Account Number:	124300327
Reference:	GPDB Common Stock

1.3 We agree to issue the Shares to you upon receipt of the Purchase Price.

1.4 In addition to the Shares, we agree to (i) issue to you Common Stock Purchase Warrants expiring September 30, 2023 to purchase 370,370 shares of Common Stock at an exercise price of $3.00 per share (the "New Warrants"), and (ii) reduce the exercise price on all 555,555 previously issued Common Stock Purchase Warrants (the "Existing Warrants") to $3.00 per share and extend the expiration dated on all Existing Warrants to September 30, 2023. You and the Company have agreed that both the New Warrants and the Existing Warrants (hereinafter referred to collectively as the "Warrants") shall be consolidated into a new Common Stock Purchase Warrant dated September 20, 2013 for an aggregate of 925,925 shares (the "Warrant Shares"), a copy of which is attached hereto and incorporated herein by this reference as Exhibit "A."

2. Use of Proceeds. The Company will deposit the funds representing the Purchase Price into the Company's general account, and the Company will utilize the proceeds of the Loan for general working capital purposes at the discretion of the Company.

3. Representations Made by the Company. We represent and warrant that (i) the Company is authorized to issue the Shares, the New Warrants, and the Warrant Shares, and (ii) the Shares and the Warrant Shares, when issued, will be duly authorized, validly issued, non-assessable shares of the Company's Common Stock.

4. Representations Made by You. By signing this Subscription Agreement, you represent and warrant all of the following items:

4.1 You (i) have a pre-existing business relationship with the Company and Rod A. Smith, its Chief Executive Officer and a member of the Board of Directors, (ii) have sufficient business or financial experience to protect your own interests in connection with your investment in the Shares, the Warrants, and the Warrant Shares, when the Warrants are exercised, and (iii) are an "accredited investor" as that term is defined in Regulation D promulgated under the Securities Act of 1933.

4.2 You are capable of bearing the economic risks of this investment, including the possible total loss of your investment in the Shares.

4.3 You are acquiring the Shares, the Warrants, and the Warrant Shares, when the Warrants are exercised, for long-term investment only and for your own account and not with any present intent to sell or distribute the Shares, the Warrants or the Warrant Shares to others.

4.4 You understand that (i) neither the Shares, the Warrants, nor the Warrant Shares have been qualified under Nevada's or Utah's securities laws or any other applicable state securities laws; (ii) neither the Shares, the Warrants, nor the Warrant Shares have been registered under the Securities Act of 1933; and (iii) the Shares, Warrants, and Warrant Shares are offered and sold to you without being qualified or registered based upon Federal and state exemptions to registration.

4.5 You understand you must hold the Shares and the Warrant Shares, when the Warrants are exercised, indefinitely, and you may not assign or transfer the Shares, the Warrants or the Warrant Shares unless you obtain an opinion of counsel satisfactory to the Company stating that such offer or transfer will not violate any federal or state securities laws. You represent, warrant, and agree that you will not sell, assign or otherwise transfer the Shares, the Warrants, or the Warrant Shares without registration under the Act or an exemption from those requirements. You acknowledge that the Shares are "restricted securities" as defined by Federal securities laws and that the certificate evidencing the Shares shall bear a restrictive legend reading substantially as follows:

The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. These securities may not be offered for sale,

sold, or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption form registration under the Act, the availability of which is to be established to our satisfaction.

4.6 You have substantial means of providing for your current needs and personal contingencies and have no need for liquidity in this investment.

4.7 You have determined that an investment in the Shares and the Warrants is a suitable investment for you.

4.8 You are not relying on us, our officers and directors, or our legal counsel with respect to the suitability of this investment for you.

4.9 You have specifically considered the risks of an investment in the Shares.

4.10 You have been furnished with any documents that you deem material in making your investment decision and you have been afforded the opportunity to make inquiries of and have received answers from our management, or any person acting on our behalf concerning our business.

4.11 You have relied only upon the information obtained or made available to you by us as described in this Subscription Agreement, and you have not been furnished any offering literature and have not learned of this opportunity to purchase the Shares and the Warrants through any general advertising or other literature.

4.12 No representations or warranties have been made to you by us or any other persons acting on our behalf, or any affiliate of any of them, other than those representations set forth in this Subscription Agreement.

4.13 You acknowledge that you have been urged to consult with an attorney or other financial advisor with respect to the terms of this Subscription Agreement.

4.14 You understand that we are relying upon your representations made in this Subscription Agreement in agreeing to issue you the Shares and the Warrants. The information you are providing us is true and correct as of the date of this Subscription Agreement. The foregoing representations, warranties, and agreements made by you shall survive the sale and issuance of the Shares, the Warrants, and the Warrant Shares to you.

4.15 **You acknowledge that you (i) have been advised by us that an investment in the Shares, the Warrants, and the Warrant Shares is highly speculative; (ii) may lose your entire investment; (iii) have the financial ability to lose your entire investment; (iv) have no need for liquidity in this investment; and (v) have considered the risk factors of an investment in the Shares, the Warrants, and the Warrant Shares before determining that this investment in the is an appropriate investment for you.**

5. Acceptance. Upon our acceptance of this Subscription Agreement, as soon as practicable, we will issue to you the Shares as set forth in Section 1 above.

6. Counterparts. Both of us may sign separate signature pages of this Subscription Agreement, both of which pages shall be viewed as a part of the Subscription Agreement and be binding upon each party.

7. Assignability. This Subscription Agreement is not transferable or assignable by you to anyone else except as provided within the Subscription Agreement.

8. Notices. Any notice to be given in connection with this Subscription Agreement must be in writing (which may include notice by facsimile and e-mail transmission) and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to the Lender at the address maintained on the records of the Company. Notices that are mailed shall be sent via express mail service (e.g. FedEx, UPS, USPS), pre-paid by the sender, and with signature required for the recipient of the notice. Notices sent via facsimile or e-mail transmission will be deemed to have been received on the next business day following transmission. The address (including facsimile number and e-mail address) for notice to the Lender is as set forth in Section 12 below. Notice by the Lender to the Company shall be at the following:

Rod A. Smith, President/C.E.O.
Green PolkaDot Box Incorporated
1450 South Blackhawk Boulevard
Mt. Pleasant, Utah 84647

Facsimile Number: 801-756-4400
E-mail Address: rsmith@greenpolkadotbox.com

Any party may, at any time by giving five days' prior written notice to the other parties, designate any other address in substitution of the foregoing address to which such notice will be given.

9. Choice of Law and Forum. This Subscription Agreement shall be governed by the laws of the State of Utah and any claims, litigation, or arbitration asserted or commenced between us regarding any aspect of this Subscription Agreement or related in any way to Shares shall be brought within the State of Utah in Utah County, which jurisdiction shall have exclusive jurisdiction of such matters. The prevailing party in any dispute shall be entitled to recover costs and reasonable attorneys' fees as determined by the trier of fact.

10. Entire Agreement. This Subscription Agreement constitutes the entire understanding and agreement between us with respect to your investment in the Shares and no other agreements, understandings, restrictions, representations, or warranties between us other than those stated in this Subscription Agreement shall govern your investment in the Shares.

11. Agreement. By signing this document you are entering into a Subscription Agreement, agreeing to invest money in the Company, and you explicitly authorize us to accept your subscription funds as set forth in Section 1 above for our immediate use for the general working capital of the Company.

12. Subscriber Information.

Full Name:	ROBERT WILLIAM CORL III
Street Address:	640 Manhattan Road, S.E. Grand Rapids, Michigan 49506
Telephone Number:	______________________________
Fax Number:	______________________________
E-Mail Address:	______________________________
Social Security/Tax ID Number:	______________________________

NOW THEREFORE, the parties hereto agree to all of the foregoing and the undersigned Subscriber agrees to purchase the Shares of Common as stated in this Subscription Agreement as of September 20, 2013.

GREEN POLKADOT BOX INCORPORATED	**SUBSCRIBER**
By: ______________________________ Rod Smith, President/C.E.O.	______________________________ ROBERT WILLIAM CORL III

EXHIBIT "A"

NEITHER THIS WARRANT NOR THE SECURITIES INTO WHICH THIS WARRANT IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREUNDER AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.

GREEN POLKADOT BOX INCORPORATED

COMMON STOCK PURCHASE WARRANT NO. 2013-21

Dated: September 20, 2013

GREEN POLKADOT BOX INCORPORATED, a corporation organized and existing under the laws of the State of Nevada (the "Company"), hereby certifies that, for value received, ROBERT WILLIAM CORL III or its registered assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase shares of Common Stock (the "Shares") from the Company up to a total of 925,925 Shares (each such Share, a "Warrant Share" and all such Shares, the "Warrant Shares") at an exercise price equal to $3.00 per Warrant Share (hereinafter this Common Stock Purchase Warrant is referred to as the "Warrant" or the "Warrants"). The Warrants may be exercised through and including September 30, 2023 (the "Expiration Date"). This Warrant supersedes all previous Common Stock Purchase Warrants issued to the Holder. This Warrant is subject to the following additional terms and conditions:

1. Registration of Warrant; Registration of Transfers and Exchanges.

(a) The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, and the Company shall not be affected by notice to the contrary.

(b) The Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto duly completed and signed, to the Company at its address for notice specified in Section 9 along with an opinion of counsel to the Holder reasonably acceptable to the Company that such transfer may be made without compliance with Federal and state securities laws. Upon any such registration or transfer, a new warrant to purchase Shares, in substantially the form of this Warrant (any such new warrant, a "New Warrant"), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance of such transferee of all of the rights and obligations of a holder of a Warrant.

(c) This Warrant is exchangeable, upon the surrender hereof by the Holder to the office of the Company at its address for notice specified in Section 9 for one or more New Warrants, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder. Any such New Warrant will be dated the date of such exchange.

2. Duration, Exercise and Redemption of Warrants.

(a) This Warrant shall be exercisable by the registered Holder on any business day before 5:00 P.M., Utah time, at any time and from time to time on or after the date hereof to and including

the Expiration Date. At 5:00 P.M., Utah time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value.

(b) Subject to Sections 1(c) and 5, upon surrender of this Warrant, with the Form of Election to Purchase attached hereto duly completed and signed, to the Company at its address for notice set forth in Section 9 and upon payment of the Exercise Price multiplied by the number of Warrant Shares that the Holder intends to purchase hereunder, in lawful money of the United States of America, in cash or by certified or official bank check or checks, all as specified by the Holder in the Form of Election to Purchase, the Company shall promptly (but in no event later than five business days after the Date of Exercise, as defined herein) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise. Any person so designated by the Holder to receive Warrant Shares shall be deemed to have become a holder of record of such Warrant Shares as of the Date of Exercise of this Warrant. A "Date of Exercise" means the date on which the Company shall have received (i) this Warrant (or any New Warrant, as applicable), with the Form of Election to Purchase attached hereto (or attached to such New Warrant) appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares so indicated by the holder hereof to be purchased.

(c) This Warrant shall be exercisable, either in its entirety or, from time to time, for a portion of the number of Warrant Shares. If less than all of the Warrant Shares which may be purchased under this Warrant are exercised at any time, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase the remaining number of Warrant Shares for which no exercise has been evidenced by this Warrant.

3. Payment of Taxes. The Company will pay all documentary stamp taxes attributable to the issuance of Warrant Shares upon the exercise of this Warrant; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder, and the Company shall not be required to issue or cause to be issued or deliver or cause to be delivered the certificates for Warrant Shares unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

4. Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and indemnity, if reasonably satisfactory to it. Applicants for a New Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable charges as the Company may prescribe.

5. Reservation of Warrant Shares. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued Shares, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders (taking into account the adjustments and restrictions of Section 6). The Company covenants that all Warrant Shares that shall be so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and non-assessable.

6. Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 6. Upon each such adjustment of the Exercise Price pursuant to this Section 6, the Holder shall thereafter prior to the Expiration Date be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of Warrant Shares obtained by multiplying the Exercise Price in effect immediately prior to such

adjustment by the number of Warrant Shares issuable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

(a) If the Company, at any time while this Warrant is outstanding, (i) shall pay a stock dividend or otherwise make a distribution or distributions on Shares of its Common Stock (as defined below) or on any other class of capital stock (and not the Shares) payable in Common Stock, (ii) subdivide outstanding Shares of Common Stock into a larger number of Shares, or (iii) combine outstanding Shares of Common Stock into a smaller number of Shares, the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Shares of Common Stock (excluding treasury Shares, if any) outstanding before such event and of which the denominator shall be the number of Shares of Common Stock (excluding treasury Shares, if any) outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of Members entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination, and shall apply to successive subdivisions and combinations.

(b) In case of any reclassification of the Shares, any consolidation or merger of the Company with or into another person, the sale or transfer of all or substantially all of the assets of the Company in which the consideration therefor is equity or equity equivalent securities or any compulsory share exchange pursuant to which the Shares are converted into other securities or property, then the Holder shall have the right thereafter to exercise this Warrant only into the Shares and other securities and property receivable upon or deemed to be held by holders of Shares following such reclassification, consolidation, merger, sale, transfer or share exchange, and the Holder shall be entitled upon such event to receive such amount of securities or property of the Company's business combination partner equal to the amount of Warrant Shares such Holder would have been entitled to had such Holder exercised this Warrant immediately prior to such reclassification, consolidation, merger, sale, transfer or share exchange. The terms of any such consolidation, merger, sale, transfer or share exchange shall include such terms so as to continue to give to the Holder the right to receive the securities or property set forth in this Section 6(b) upon any exercise following any such reclassification, consolidation, merger, sale, transfer or share exchange.

(c) If the Company, at any time while this Warrant is outstanding, shall distribute to all holders of Shares (and not to holders of this Warrant) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security (excluding those referred to in Sections 6(a), (b) and (d)), then in each such case the Exercise Price shall be determined by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of Members entitled to receive such distribution by a fraction of which the denominator shall be the Exercise Price determined as of the record date mentioned above, and of which the numerator shall be such Exercise Price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding Share as determined by a nationally recognized or major regional investment banking firm or firm of independent certified public accountants of recognized standing (which, in all events, may be the firm that regularly examines the financial statements of the Company) (an "Appraiser") mutually selected in good faith by the holders of a majority in interest of the Warrants then outstanding and the Company. Any determination made by the Appraiser shall be final.

(d) If, at any time while this Warrant is outstanding, the Company shall issue or cause to be issued rights or warrants to acquire or otherwise sell or distribute Shares of Common Stock to all holders of Shares for a consideration per Share less than the Exercise Price then in effect, then, forthwith upon such issue or sale, the Exercise Price shall be reduced to the price (calculated to the nearest cent) determined by dividing (i) an amount equal to the sum of (A) the number of Shares of Common Stock outstanding immediately prior to such issue or sale multiplied by the Exercise Price, and (B) the consideration, if any, received or receivable by the Company upon such issue or sale by (ii) the total number of Shares of Common Stock outstanding immediately after such issue or sale.

(e) For the purposes of this Section 6, the following clauses shall also be applicable:

(i) Record Date. In case the Company shall take a record of the holders of its Shares for the purpose of entitling the holders of Shares (A) to receive a dividend or other distribution payable in Shares or in securities convertible or exchangeable into Shares of Common Stock, or (B) to subscribe for or purchase Shares or securities convertible or exchangeable into Shares of Common Stock, then such record date shall be deemed to be the date of the issue or sale of the Shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(ii) Treasury Shares. The number of Shares of Common Stock outstanding at any given time shall not include Shares owned or held by or for the account of the Company, and the disposition of any such Shares shall be considered an issue or sale of Shares.

(f) All calculations under this Section 6 shall be made to the nearest cent or the nearest 1/100th of a Share, as the case may be.

(g) If:

(i) the Company shall declare a dividend (or any other distribution) on its Shares; or

(ii) the Company shall declare a special nonrecurring cash dividend on or a redemption of its Shares; or

(iii) the Company shall authorize the granting to all holders of the Shares rights or warrants to subscribe for or purchase any Shares of any class or of any rights; or

(iv) the approval of any Members of the Company shall be required in connection with any reclassification of the Shares of the Company, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Shares is converted into other securities, cash or property; or

(v) the Company shall authorize the voluntary dissolution, liquidation or winding up of the affairs of the Company;

then the Company shall cause to be mailed to each Holder at their last addresses as they shall appear upon the Warrant Register, at least 30 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Shares of record shall be entitled to exchange their Shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up; provided, however, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.

7. Payment of Exercise Price; Cashless Exercise.

(a) The Holder may exercise this Warrant by tendering to the Company cash or certified or official bank check or checks in an amount calculated by multiplying the Exercise Price per Share by the number of Warrant Shares the Holder desires to purchase.

(b) At the Holder's option, the Holder may elect to exercise the Warrant for Warrant Shares, using the formula: $X = (Y(A-B)) \div A$ where:

(i) X = number of Warrant Shares issuable to the Holder upon exercise under this Section 7;

(ii) Y = number of Warrant Shares issuable to Holder upon exercise;

(iii) A = the "Fair Value" of one share of Common Stock as of the exercise date;

(iv) B = the Exercise Price; and

(v) "Fair Value" means the last trading price (bid) on the trading day prior to the date the Holder notifies the Company of the Holder's desire to exercise the Warrant or any portion thereof

8. Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. The number of full Warrant Shares, which shall be issuable upon the exercise of this Warrant, shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of this Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 8, be issuable on the exercise of this Warrant, the Company shall, at its option, (i) pay an amount in cash equal to the Exercise Price multiplied by such fraction or (ii) round the number of Warrant Shares issuable, up to the next whole number.

9. Notices. Any and all notices or other communications or deliveries hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the business day following the date of mailing, if sent by internationally recognized overnight courier service, or (ii) upon actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be to the persons and at the addresses indicated on the signature page of this Warrant. Either party may change the address to which notices are to be sent by delivering notice to the other party in accordance with this Section 9.

10. Warrant Agent.

(a) The Company shall serve as warrant agent under this Warrant. Upon 30 days' notice to the Holder, the Company may appoint a new warrant agent.

(b) Any business entity into which the Company or any new warrant agent may be merged or any business entity resulting from any consolidation to which the Company or any new warrant agent shall be a party or any business entity to which the Company or any new warrant agent transfers substantially all of its transfer agent services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder's last address as shown on the Warrant Register.

11. Miscellaneous.

(a) This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Warrant may be amended only in writing signed by the Company and the Holder.

(b) Subject to Section 11(a), above, nothing in this Warrant shall be construed to give to any person or corporation other than the Company and the Holder any legal or equitable right, remedy or cause under this Warrant; this Warrant shall be for the sole and exclusive benefit of the Company and the Holder.

(c) This Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of Utah without regard to the principles of conflicts of law thereof.

(d) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(e) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

GREEN POLKADOT BOX INCORPORATED

By: ______________________
Rod A. Smith, President

AGREED AND ACCEPTED:

____
ROBERT WILLIAM CORL III
640 Manhattan Road, S.E.
Grand Rapids, Michigan 49506

FORM OF ELECTION TO PURCHASE
(To be executed by the Holder to exercise the right
to purchase Shares of Common Stock under the foregoing Warrant)

To: GREEN POLKADOT BOX INCORPORATED

In accordance with the Warrant enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase __________ Shares of Common Stock ("Shares") of GREEN POLKADOT BOX INCORPORATED and encloses herewith $_______________ in cash or certified or official bank check or checks, which sum represents the aggregate Exercise Price (as defined in the Warrant) for the number of Shares of Common Stock to which this Form of Election to Purchase relates, together with any applicable taxes payable by the undersigned pursuant to the Warrant.

The undersigned requests that certificates for the Shares of Common Stock issuable upon this exercise be issued in the name of

Print name and address: ______________________________

____

____

____

Print social security or
tax identification number: ______________________________

If the number of Shares of Common Stock issuable upon this exercise shall not be all of the Shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a New Warrant (as defined in the Warrant) evidencing the right to purchase the Shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

Print name and address: ______________________________

____

____

____

IN WITNESS WHEREOF, this Election to Purchase has been executed by the undersigned as of the date indicated below.

Dated: ______________

Name of Holder: ______________________________

Signature: ______________________________

By (if entity): ______________________________

Name (if entity): ______________________________

Title (if entity): ______________________________

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

FORM OF ASSIGNMENT OF WARRANT

[To be completed and signed only upon transfer of Warrant]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto the transferee identified below the right represented by the within Warrant to purchase ______________ Shares of Common Stock of GREEN POLKADOT BOX INCORPORATED to which the within Warrant relates and appoints the Secretary of GREEN POLKADOT BOX INCORPORATED attorney to transfer said right on the books of GREEN POLKADOT BOX INCORPORATED with full power of substitution in the premises.

Dated: ____________

Name of Holder: ______________________

Signature: ______________________

By (if entity): ______________________

Name (if entity): ______________________

Title (if entity): ______________________

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

In the presence of:

____
(Signature of Witness)

____
(Printed Name of Witness)

Name and Address of Transferee: ______________________

____

____

Tax Identification Number of Transferee: ______________________

EXHIBIT 6.10

Trust Deed Note and Trust Deed dated October 2, 2013

made by Green PolkaDot Box Incorporated

in favor of Anna Venice Sorensen, Trustee

of The Lee Ray and Anna Venice Sorensen Trust

TRUST DEED NOTE

DO NOT DESTROY THIS NOTE: When paid, this Note, with Trust Deed securing same, must be surrendered to Trustee for cancellation, before reconveyance will be made.

$287,000.00	Manti, Utah	October 2, 2013

FOR VALUE RECEIVED, the undersigned, jointly, and severally, promise to pay to the order of **ANNA VENICE SORENSEN, Trustee of The Lee Ray and Anna Venice Sorensen Trust, with MARK R. SORENSEN and NEIL D. SORENSEN, as joint tenants: Two Hundred Eighty Seven Thousand and no/dollars ($287,000.00)** together with interest (if specified) from the date hereof at the rate of **ZERO (0.00) percent** per annum on the unpaid principal, said principal and interest payable as follows:

The first payment of $152,000.00 to be paid on or before December 31, 2013 and the second payment of $135,000.00 to be paid on or before March 31, 2014.

A late payment penalty of FIVE (5.0%) of any payment due shall be assessed against the Maker if said payment has not been received within 15 calendar days of the due date. Said payment shall be credited first to any late payment(s) due, then to accrued interest due and the remainder to principal.

If default occurs in the payment of said installments of principal and interest or any part thereof, or in the performance of any agreement contained in the Trust Deed securing this Note, the holder hereof, at its option and without notice or demand, may declare the entire principal and accrued interest due and payable.

If this Note is collected by an attorney after default in the payment of principal or interest, either with or without suit, the undersigned, jointly and severally, agree to pay all costs and expenses of collection including a reasonable attorney's fee.

The makers, sureties, guarantors and endorsers hereof severally waive presentment for payment, demand and notice of dishonor and nonpayment of this Note, and consent to any and all extensions of time, renewals, waivers or modifications that may be granted by the Holder hereof with respect to the payment or other provisions of this Note, and to the release of any security, or any part hereof, with or without substitution.

This Note is secured by a Trust Deed or even date herewith encumbering real property located in Sanpete County, State of Utah.

GREEN POLKA DOT BOX, Inc.

By: ROD A. SMITH, President

APPROVED BY:

ANNA VENICE SORENSEN, Trustee

MARK R. SORENSEN

NEIL D. SORENSEN

WHEN RECORDED MAIL TO:
Neil D. Sorensen
P.O. Box 113
Spring City, UT 84662

Space Above this Line for Recorder's Use

CENTRAL UTAH TITLE
ORDER NO. 22561-SA

TRUST DEED

With Assignment of Rents

THIS TRUST DEED, made this 2ND day of October 2013 between **GREEN POLKA DOT BOX, Inc.**, whose address is 629 Quality Drive, Suite 103, American Fork, Utah 84003, as GRANTORS, with **CENTRAL UTAH TITLE**, as **TRUSTEE**, at 140 North Main/P.O. Box 37, Manti, Utah 84642, and **ANNA VENICE SORENSEN, Trustee of The Lee Ray and Anna Venice Sorensen Trust, MARK R. SORENSEN and NEIL D. SORENSEN, as joint tenants,** whose address is: P.O. Box 113, Spring City, Utah 84662, as **BENEFICIARY**,

WITNESSETH: That Trustors CONVEYS AND WARRANTS TO TRUSTEE IN TRUST, WITH POWER OF SALE, the following described **real property**, situated in Sanpete County, State of Utah:

SEE ATTACHED EXHIBIT "A"

Together with all buildings, fixtures and improvements thereon and all water rights, rights-of-way, easements, rents, issues, profits, income, tenements, hereditaments, privileges and appurtenances thereunto belonging, now or hereafter used or enjoyed with said property, or any part thereof, SUBJECT, HOWEVER, to the right, power and authority hereinafter given to and conferred upon Beneficiary to collect and apply such rents, issues, and profits;

FOR THE PURPOSE OF SECURING [1] payment of the indebtedness evidenced by a Promissory Note of even date herewith, in the principal amount of **$ 287,000.00 (Two Hundred Eight Seven Thousand and no/Dollars)** made by Trustors, payable to the order of Beneficiary at the times, in the manner and with interest as therein set forth, and any extensions and/or renewals or modifications thereof; [2] the performance of each agreement of Trustor herein contained; [3] the payment of such additional loans or advances as hereafter may be made to Trustor, or his/her successors or assigns, when evidenced by a Promissory Note or Notes reciting that they are secured by this Trust Deed; and [4] the payment of all sums expended or advanced by Beneficiary under or pursuant to the terms hereof, together with interest thereon as herein provided.

"NOTE": Trustee must be a member of the Utah State Bar, a Bank, Building and Loan Association, or Savings and Loan Association, authorized to do such business in Utah; a Corporation authorized to do a Trust Business in Utah; or a Title Insurance or Abstract Company authorized to do such business in Utah.

TO PROTECT THE SECURITY OF THIS TRUST DEED, SAID TRUSTOR AGREES:

1. To keep said property in good condition and repair; not to remove or demolish any building thereon, to complete or restore promptly and in good and workmanlike manner any building which may

be constructed, damaged, or destroyed thereon; to comply with all laws, covenants and restrictions affecting said property; not to commit or permit waste thereof; not to commit, suffer or permit any act upon said property in violation of law; to do all other acts which from the character or use of said property may be reasonably necessary, the specific enumeration's herein not excluding the general; and, if the loan secured hereby or any part thereof is being obtained for the purpose of financing construction of improvements on said property, Trustor further agrees:

[a] To commence construction promptly and to pursue same with reasonable diligence to completing in accordance with plans and specifications satisfactory to Beneficiary, and

[b] To allow Beneficiary to inspect said property at all times during construction.

Trustee, upon presentation to it of an affidavit signed by Beneficiary, setting forth facts showing a default by Trustor under this number paragraph, is authorized to accept as true and conclusive all facts and statements therein, and to act thereon hereunder.

2. To provide and maintain insurance, of such type or types and amounts as Beneficiary may require, on the improvements now existing or hereafter erected or placed on said property. Such insurance shall be carried by companies approved by Beneficiary, with a loss payable clause in favor of and in form acceptable to Beneficiary. In event of loss, Trustor shall give immediate notice to Beneficiary, who may make proof of loss, and each insurance company concerned is hereby authorized and directed to make payment for such loss directly to Beneficiary instead of to Trustor and Beneficiary jointly, and the insurance proceeds, or any part thereof, may be applied by Beneficiary, at its option, to reduction of the indebtedness hereby secured or to the restoration or repair of the property damaged.

3. To deliver to, pay for and maintain with Beneficiary until the indebtedness secured hereby is paid in full, such evidence of title as Beneficiary may require, including abstracts of title or policies of Title Insurance and any extensions or renewals thereof or supplements thereto.

4. To appear in and defend any action or proceeding purporting to affect the security hereof, the title to said property, or the right or powers of Beneficiary, or Trustee; and should Beneficiary or Trustee elect to also appear in or defend any such action or proceeding to pay all costs and expenses, including cost of evidence of title and attorney's fees in a reasonable sum incurred by Beneficiary or Trustee.

5. To pay at least 10 days before delinquent all taxes and assessments affecting said property, including all assessments upon Water Company Stock and all rents, assessments and charges for water, appurtenant to or used in connection with said property; to pay, when due, all encumbrances, charges, and liens with interest on said property or any part thereof, which at any time appear to be prior to superior hereto; to pay all costs, fees and expenses of this trust.

6. Should Trustor fail to make any payment or to do any act as herein provided, then Beneficiary or Trustee, but without obligation so to do and without notice to or demand upon Trustor and without releasing Trustor from any obligation hereof, may, Make or do the same in such manner and to such extent as either may deem necessary to protect the security hereof, Beneficiary or Trustee being authorized to enter upon said property for such purposes, commence, appear in and defend any actions or proceeding purporting to affect the security hereof or the rights of powers of Beneficiary or Trustee; pay, purchase, contest, or compromise any encumbrance, charge or lien which in the judgment of either appears to be prior to superior hereto; and in existing any such powers, incur any liability, expend whatever amounts in its absolute discretion it may deed necessary therefor, including cost of evidence of title, employ counsel, and pay his reasonable fees.

7. To pay immediately and without demand all sums expended hereunder by Beneficiary or Trustee, with interest from date of expenditure at the default rate set forth in the Note, and the repayment thereof shall be secured hereby.

IT IS MUTUALLY AGREED THAT:

8. Should said property or any part thereof be taken or damaged by reason of any public improvement or condemnation proceeding, or damaged by fire, or earthquake, or in any other manner, Beneficiary shall be entitled to all compensation, awards, and other payments or relief thereof, and shall be entitled at its option to commence, appear in and prosecute in its name, any action or proceedings, or to make any in its own name, any action or proceedings, or to make any compromise or settlement, in connection with such taking or damage. All such compensation, awards, rights of action and proceeds, including the proceeds of any policies of fire and other insurance affecting said property, are hereby assigned to Beneficiary, who may, after deducting therefrom all its expenses, including attorney's fees, apply the same on any indebtedness secured hereby. Trustor agrees to execute such further assignments of any compensation, award, damages, and rights of such action and proceeds as Beneficiary or Trustee may require.

9. At any time and from time to time upon written request of Beneficiary, payment of its fees and presentation of this Trust Deed and the Note for endorsement [in case of full reconveyance, for cancellation and retention], without affecting the liability of any person for the payment of the indebtedness secured hereby, Trustee may [a] consent to the making of any map or plat of said property; [b] joint in granting any easement or creating any restriction thereon; [c] joint in any subordination or other agreement affecting this Trust Deed or the lien or charge thereof; [d] reconvey, without warranty, all or any part of said property. The Grantee in any reconveyance may be described as "the person or persons entitled thereto", and the recitals therein of any matters or facts shall be conclusive proof to truthfulness thereof. Trustor agrees to pay reasonable Trustee's fees for any of the services mentioned in this paragraph.

10. As additional security, Trustor hereby assigns Beneficiary, during the continuance of these trusts, all rents, issues, royalties, and profits of the property affected by this Trust Deed and of any personal property located thereon. Until Trustor shall default in the payment of any indebtedness secured hereby or in the performance of any agreement hereunder. Trustor shall have the right to collect all such rents, issues, royalties, and profits earned prior to default as they become due and payable. If Trustor shall default as aforesaid, Trustor's right to collect any of such moneys shall cease and Beneficiary shall have the right, with or without taking possession of the property affected hereby, to collect all rents, royalties, issues, and profits. Failure or discontinuance of Beneficiary at any time or from time to time to collect any such moneys shall not in any manner affect the subsequent enforcement by Beneficiary of the right, power, and authority to collect the same. Nothing contained herein, nor the exercise of the right of Beneficiary to collect, shall be, or be construed to be, an affirmation by Beneficiary of any tenancy, lease or option, not an assumption of liability under, nor a subordination of the lien or charge of this Trust Deed to any such tenancy, lease or option.

11. Upon any default by Trustor hereunder, Beneficiary may at any time without notice, either in person, by agent, or by a receiver to be appointed by a court [Trustor hereby consenting to the appointment of Beneficiary as such receiver], and without regard to the adequacy of any security for the indebtedness hereby secured, enter upon and take possession of said possession of said property or any part thereof, in its own name sue for or otherwise collect said rents, issure, and profits, including those past due and unpaid, and apply the same, less costs and expenses of operation and collection, including reasonable attorney's fees, upon any indebtedness secured hereby, and in such order as Beneficiary may determine.

12. The entering upon and taking possession of said property, the collections of such rents, issues, and profits, or the proceeds of fire and other insurance policies, or compensation or awards of any taking or damage of said property, and the application or release thereof as aforesaid, shall not cure or waive any default or notice of default hereunder or invalidate any act done pursuant to such notice.

13. The failure on the part of the Beneficiary to promptly enforce any right hereunder shall not operate as a waiver of such right and the waiver by Beneficiary or any default shall not constitute a waiver of any other or subsequent default.

14. Time is of the essence hereof. Upon default by Trustor in the payment of any indebtedness secured hereby or in the performance of any agreement hereunder, all sums secured hereby shall immediately become due an payable at the option of the Beneficiary. In the event of such default, Beneficiary may execute or cause Trustee to execute a written notice of default and of election to cause said property to be sold to satisfy the obligations hereof, and Trustee shall file such notice for record in each county wherein said property or some part or parcel thereof is situated. Beneficiary also shall deposit with Trustee, the Note and all documents evidencing expenditures secured hereby.

15. After the lapse of such time as may then be required by law following the recordation of said Notice of Default, and Notice of Default and Notice of Sale having been given as the required by law, Trustee, without demand on Trustor, shall sell said property on the date and at the time and place designated in said Notice of Sale, either as a whole or in separate parcels, and in such order as it may determine [but subject to any statutory right of Trustor to direct the order in which such property, if consisting of several known lots or parcels, shall be sold], at public auction to the highest bidder, the purchase price payable in lawful money of the United States at the time of sale. The person conducting the sale may, for a cause he deems expedient, postpone the sale from time to time until it shall be completed and, in every case, Notice of Postponement shall be given by public declaration thereof by such person at the time and place last appointed for the sale; provided, if the sale is postponed for longer than one day beyond the day designated in the Notice of Sale, notice thereof shall be given in the same manner as the original Notice of Sale. Trustee shall execute and deliver to the purchase its Deed conveying said property so sold, but without any covenant or warranty, expressed or implied. The recitals in the Deed of any matters or facts shall be conclusive proof of the truthfulness thereof. Any person, including Beneficiary, may bid at the sale. Trustee shall apply the proceeds of the sale to payment of [1] the costs and fees; [2] cost of any evidence of title procured in connection with such sale and revenue stamps on Trustee's Deed; [3] all sums expended under the terms hereof, not then repaid, with accrued interest at 10% per annum from date of expenditure; [4] all other sums then secured hereby; and [5] the remainder, if any, to the person or persons legally entitled thereto, or the Trustee, in its discretion, may deposit the balance of such proceeds with the County Clerk of the county in which the sale took place.

16. Upon the occurrence of any default hereunder, Beneficiary shall have the option to declare all sums secured hereby immediately due and payable and foreclose this Trust Deed in the manner provided by law for the foreclosure of mortgages on real property and Beneficiary shall be entitled to recover in such proceeding all costs and expenses incident thereto, including a reasonable attorney's fee in such amount as shall be fixed by the court.

17. Beneficiary may appoint a successor Trustee at any time by filing for record in the office of the County Recorder of each county in which said property or some part thereof is situated, a substitution of Trustee. From the time the substitution if filed for record, the new Trustee shall succeed to all the powers, duties, authority and title of the Trustee named herein or of any successor Trustee. Each such substitution shall be executed and acknowledged, and notice thereof shall be given and proof thereof made, in the manner provided by law.

18. This Trust Deed shall apply to, inure to the benefit of, and bind all parties hereto, their heirs, legatees, devisees, administrators, executors, successors and assigns. All obligations of Trustor hereunder are joint and several. The term "Beneficiary" shall mean the owner and holder, including any pledge, of the Note secured hereby. In this Trust Deed, whenever the context requires, the masculine gender includes the feminine and/or neuter, and the singular number included the plural.

19. Trustee accepts this Trust when this Trust Deed, duly executed and acknowledged, is made a public record as provided by law. Trustee is not obligated to notify any party hereto of pending sale under any other Trust Deed or of any action of proceeding in which Trustor, Beneficiary, or Trustee shall be a party, unless brought by Trustee.

20. This Trust Deed shall be construed according to the laws of the State of Utah.

21. The undersigned Trustor requests that a copy of any notice of default and of any notice of sale hereunder be mailed to him at the address hereinbefore set forth.

Signature of Trustors

GREEN POLKA DOT BOX, Inc.

By: ROD A. SMITH, President

STATE OF UTAH)
: SS
COUNTY OF SANPETE)

On the 2 day of October 2013, personally appeared before me **ROD A. SMITH**, who being by me duly sworn did say, that he, the said **ROD A. SMITH**, is the **President** of **GREEN POLKA DOT BOX, Inc.**, and the within and foregoing instrument was signed in behalf of said corporation of a resolution of its board of directors, and the said **ROD A. SMITH** acknowledged to me that said corporation executed the same.

NOTARY PUBLIC
Aubrey Adams
657635
Commission Expires
August 02, 2016
STATE OF UTAH

NOTARY PUBLIC

REQUEST FOR FULL RECONVEYANCE
[To be used only when indebtedness secured hereby has been paid in full]

TO: TRUSTEE:

The undersigned is the legal owner and holder of the Note and all other indebtedness secured by the within Trust Deed. Said Note, together with all other indebtedness secured by said Trust Deed has been fully paid and satisfied; and you are hereby requested and directed, on payment to you of any sums owing to you under the terms of said Trust Deed, to cancel said Note above mentioned, and all other evidences of indebtedness secured by said Trust Deed delivered to you herewith, together with the said Trust Deed, and to reconvey, without warranty, to the parties designed by the terms of said Trust Deed, all the estate now held by you hereunder.

DATED this ______________ day of ______________________________, 20____.

By: ____

Exhibit "A"

PARCEL 1: Beginning 9.50 chains South from the Northwest Corner of Section 20, Township 15 South, Range 4 East, Salt Lake Base and Meridian: thence South 57° East 1.80 chains; thence East 3.87 chains; thence South 8.50 chains; thence North 68° West 5.86 chains; thence North 8.30 chains to the point of beginning. (Tax No. 26571)

PARCEL 2: Beginning 14.61 chains West and 7.38 chains South from the Northeast Corner of Section 19, Township 15 South, Range 4 East, Salt Lake Base and Meridian: thence East 13.87 chains; thence South 09° East 2.61 chains; thence South 6.88 chains; thence West 14.67 chains; thence North 9.39 chains to the point of beginning. (Tax No. 26522)

PARCEL 3: Beginning at the Northeast Corner of Section 19, Township 15 South, Range 4 East, Salt Lake Base and Meridian: thence West 14.61 chains; thence South 7.38 chains; thence East 13.87 chains; thence South 09° East 2.61 chains; thence North 9.82 chains to the point of beginning. (Tax No. 26457)

PARCEL 4: Beginning 4.36 chains West from the Southeast Corner of the Southeast Quarter of Section 18, Township 15 South, Range 4 East, Salt Lake Base and Meridian: thence West 10.25 chains; thence North 3.37 chains; thence East 10.25 chains; thence South to the point of beginning. (Tax No. 26443)

PARCEL 5: Beginning 5.90 chains East and 2.50 chains North from the Southwest Corner of the Southwest Quarter of Section 17, Township 15 South, Range 4 East, Salt Lake Base and Meridian: thence West 10 chains; thence South 2.50 chains; thence East 10 chains; thence North 2.50 chains to the point of beginning. (Tax No. 26416)

PARCEL 6: Beginning at the Northwest Corner of Section 20, Township 15 South, Range 4 East, Salt Lake Base and Meridian: thence East 5 chains; thence South 10.40 chains; thence West 3.87 chains; thence North 57° West 1.80 chains; thence North 9.50 chains to the point of beginning. (Tax No. 26565)